UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA MARINE FOOD GROUP LIMITED

(Exact Name of Registrant as Specified in its Charter)

NEVADA	2092	87-0640467
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Da Bao Industrial Zone, Shishi City
Fujian, China
362700
86-595-8898-7588
(Address and Telephone Number of Principal Executive Offices)

Steve Schuster, Esq.
McLaughlin & Stern LLP
260 Madison Avenue
New York, New York 10016
telephone (212) 448-1100
facsimile (800) 203 1556
(Name, Addresses and Telephone Numbers for Agents for Service)

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☐	Smaller reporting company ☒

(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 (this “Post-Effective Amendment”) is being filed pursuant to Section 10(a)(3) of the Securities Act to update our registration statement on Form S-1 (Registration No. 333-148073) (the “Registration Statement”), which was previously declared effective by the Securities and Exchange Commission on May 8, 2008, to (i) include the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K, for the fiscal year ended December 31, 2008, (ii) include the consolidated financial statements and the notes thereto included in our Quarterly Report on Form 10-Q, for the nine months period ended September 30, 2009, (iii) update certain other information in the Registration Statement and (iv) decrease the number of shares of common stock included in the Registration Statement from 13,291,942 to 12,143, 325. No additional securities are being registered under this Post-Effective Amendment. Based on information received by the Company, no shares were sold by the selling stockholders pursuant to the Registration Statement since March 23, 2009, the date on which we filed our Annual Report on Form 10-K. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

Subject to Completion, dated February 4, 2010

PROSPECTUS

CHINA MARINE FOOD GROUP LIMITED
12,143,325 Shares of Common Stock

This Prospectus relates to 12143, 325 shares of common stock of China Marine Food Group Limited, a Nevada corporation, that may be sold from time to time by the selling stockholders named in this Prospectus, consisting of 11,122,138 shares of common stock and 1, 1,021,187 shares of common stock issuable upon exercise of three-year warrants owned by the selling stockholders named in this Prospectus.

We will not receive any proceeds from the sales of any shares of common stock by the selling stockholders. We will, however, receive proceeds of up to $4.1782 per share from the exercise of warrants held by selling stockholders if and when such warrants are exercised for cash consideration, which would result in proceeds to us of $6 266,723in the event that all such warrants are exercised for cash consideration. We will not receive any proceeds from the exercise of the warrants pursuant to the warrants’ cashless exercise provisions. Our common stock is quoted on the NYSE AMEX under the symbol “CMFO.” The closing bid price for our common stock on , February 1, 2010 was $6.14 per share, as reported on the NYSE AMEX.

The selling stockholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on Page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                          , 2010.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	5
RISK FACTORS	11
RISKS RELATED TO OUR BUSINESS	11
RISKS RELATED TO DOING BUSINESS IN CHINA	19
RISKS RELATED TO THE MARKET OF OUR STOCK	23
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	25
USE OF PROCEEDS	25
DETERMINATION OF OFFERING PRICE	25
DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES	25
SELLING STOCKHOLDERS	26
PLAN OF DISTRIBUTION	36
DESCRIPTION OF SECURITIES	38
STOCK TRANSFER AGENT	40
SHARES ELIGIBLE FOR FUTURE SALE	40
INTEREST OF NAMED EXPERTS AND COUNSEL	41
DESCRIPTION OF BUSINESS	41
DESCRIPTION OF PROPERTY	73
LEGAL PROCEEDINGS	75
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	75
SELECTED CONSOLIDATED FINANCIAL DATA	77
MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	78
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	107
QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK	108
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	109
EXECUTIVE COMPENSATION	112
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	117
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	118
WHERE YOU CAN FIND MORE INFORMATION	121
FINANCIAL STATEMENTS	122
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	123
INDEMNIFICATION OF DIRECTORS AND OFFICERS	123
RECENT SALES OF UNREGISTERED SECURITIES	124
EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES	125
UNDERTAKINGS	128

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and must be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all references to the “Company” or “China Marine” refer to China Marine Food Group Limited, a Nevada corporation.

Except as otherwise indicated by the context, references in this Prospectus to:

•	“China Marine,” “Company,” “we,” “us” or “our” are references to the combined business of China Marine and its direct and indirect subsidiaries.
•	“China Marine,” “Company,” “we,” “us” or “our” does not include the selling stockholders.
•	“Ocean Technology” means Ocean Technology (China) Company Limited (formerly Nice Enterprise Trading H.K. Co., Limited).and/or its operating subsidiaries, as the case may be.
•	“Rixiang” means Shishi Rixiang Marine Foods Co., Ltd.
•	“Mingxiang” means Shishi Huabao Mingxiang Foods Co., Ltd.
•	“Jixiang” means Shishi Huabao Jixiang Water Products Co., Ltd.
•	“U.S. Dollar,” “$” and “US$” means the legal currency of the United States of America.
•	“RMB” means Renminbi, the legal currency of China.
•	“China” or the “PRC” are references to the People’s Republic of China.

THE COMPANY

Overview of Our Business

We are a holding company whose primary business operations are conducted through our direct, wholly owned subsidiary, Ocean Technology and its direct wholly owned subsidiary, Rixiang, which is incorporated in the PRC. Rixiang, in turn, is the sole shareholder of our indirect subsidiaries. Mingxiang and Jixiang, both PRC operating companies, Mingxiang and Jixiang are property holding companies. These two companies operate solely to manage our land use rights and properties, including our production plant, cold storage facility, office tower and staff dormitory. Xianghe is a manufacturer of algae-based soft drinks and it is organized under the laws of the PRC. Xianglin is also incorporated in the PRC and it is a dormant company which was set up on October 20, 2009. All subsidiaries are wholly-owned except for Xianghe, in which we own an 80% interest.

Our Background History

We were incorporated in the State of Nevada on October 1, 1999 under the name New Paradigm Productions, Inc. to engage in the production and marketing of meditation music and related supplies.

Starting January 1, 2000, we commenced a private placement of our common stock in reliance upon an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. We offered 100,000 shares of our common stock at $0.35 per share to certain accredited investors. The offering closed in March 2000 and we raised gross proceeds in the amount of $35,000. As a result of the offering our issued and outstanding common stock increased from 900,000 shares to 1,000,000 shares.

On July 5, 2000, we filed a registration statement on Form SB-2 with the Securities and Exchange Commission or the SEC under the Securities Act, to register shares of our common stock (Registration Statement No. 333-40790). The registration statement was declared effective on October 26, 2000. We sold 77,000 shares of our common stock pursuant to the registration statement, raising a total of $77,000 in gross proceeds. As a result of the offering, our issued and outstanding common stock increased to 1,077,000 shares.

During 2007, Jody St. Clair, our president and sole director, indicated a need to resign due to other commitments and the fact that the Company lacked the ability to raise money to continue its search for a business acquisition. Former management approached Halter Financial Investments (“HFI”) regarding HFI’s interest in acquiring a control position in the Company as part of a plan to enhance shareholder value. Former management believed that HFI would be able to introduce the Company to privately held businesses seeking to access the US capital markets through the reverse merger process, which could in turn result in the Company having more profitable business operations that would consequently lead to an increase in the value of the Company's outstanding securities. Therefore, in September 2007, by the approval of the Company's board of directors and shareholders, we entered into a Stock Purchase Agreement (“SPA”) through which we sold 1,005,200 shares of post-reverse stock-split common stock sell to HFI for $400,000. The business purpose of the SPA was to put someone in control of the Company, who would continue to seek a business acquisition. As a result of the SPA, HFI became the owner of 87.5% of the 1,148,826 shares of our then outstanding common stock.

HFI is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The members of Halter Financial Investments GP, LLC include: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing individuals may be deemed to be a beneficial owner of the shares held of record by Halter Financial Investments GP, LLC. Similarly, the limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurts Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI. The beneficial owners of a majority of our stock prior to the SPA were: (i) Devonshire Partners, LLC, owning 25,734 common stock shares, or 17.92% of our total outstanding stock; and (ii) Lynn Dixon, owning 62,000 common stock shares, or 43.17% of our total outstanding stock. We are unaware who controls Devonshire Partners, LLC.

After the consummation of the transaction, the Company was left with $392,028 after the payment of related expenses. The shareholders determined that in connection with the sale of voting control to HFI this money would be paid as a non-liquidating dividend to the shareholders of the Company, as they existed prior to the sale of control to HFI. Thus, we declared and paid a special cash dividend of $0.364 per post stock-split share to our shareholders of record as of September 12, 2007, for the business purpose of giving the Company's shareholders a return on their investment. HFI did not participate in this special cash dividend. Stockholders holding a total of 1,077,000 shares received a special cash dividend in the total amount of $392,028 which amount was funded with proceeds from the stock sale. Effective on September 25, 2007, we effectuated a 7.5 to 1 reverse stock split and increased our authorized shares of common stock to 100,000,000. In connection with the reverse stock split, we were assigned a new stock symbol “CMFO.”

Upon the closing of the HFI transaction, Jody St. Clair resigned as our sole director and executive officer and in anticipation of her resignation, she appointed Richard Crimmins as our sole director, President, Secretary-Treasurer, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

We are not aware of a nexus between this transaction and the reverse acquisition with Ocean Technology which took place in November 2007, nor are we aware of any preexisting affiliations between the Company, HFI or Ocean Technology. We were advised that HFI routinely takes control positions in public companies and that its acquisition of New Paradigm was part of its standard business practice. HFI has advised us that it did not acquire its interest in our Company specifically for the purpose of engaging in the reverse acquisition and financing transaction with Ocean Technology.

We discontinued our principal operations as of December 2002 and were, until our reverse acquisition with Ocean Technology on November 17, 2007 described below, investigating potential acquisitions or opportunities.

Our Reverse Acquisition of Ocean Technology and Related Financing

On November 17, 2007, we completed a reverse acquisition transaction with Ocean Technology through a share exchange with Ocean Technology’s former stockholders. The natural persons who were the beneficial owners of Ocean Technology prior to the reverse acquisition are: (i) Pengfei Liu, owning 7,493 common stock shares, or 74.93% of the total issued and outstanding stock; (ii)Ai Nyuet Ang, owning 221 common stock shares, or 2.21% of the total issued and outstanding stock; (iii) Hung Yu Wong, owning 287 common stock shares, or 2.87% of the total issued and outstanding stock; (iv) Zhicheng Li, owning 294 common stock shares or 2.94% of the total issued and outstanding stock; (v) Shangxiong Qiu, owning 441 common stock shares, or 4.41% of the total issued and outstanding stock; (vi) Liya Qiu, owning 441 common stock shares, or 4.41% of the total issued and outstanding stock; (vii) Hampton Investment Group Ltd., which is controlled by Mr. William Yan Sui Hui, and which owns 602 common stock shares, or 6.02% of the total issued and outstanding stock; and (viii) Metrolink Holdings Limited, which is controlled by Mr. Kui Shing Andy Lai (50%) and Ms Lai Yung Wai (50%), and which owns 221 common stock shares, or 2.21% of the total issued and outstanding stock. Prior to the reverse acquisition, there were 10,000 shares of issued and outstanding common stock.

Pursuant to the share exchange agreement, the shareholders of Ocean Technology exchanged 100% of their outstanding capital stock in Ocean Technology for approximately 15,624,034 shares of our common stock, or approximately 93.15% shares of our outstanding common stock after the share exchange. In connection with the share exchange, a majority of our shareholders of record as of November 16, 2007 approved a resolution by our board of directors to change our name from New Paradigm Productions, Inc. to China Marine Food Group Limited. The name change became effective on January 9, 2008 upon the filing of a Certificate of Amendment to our Amended Articles of Incorporation with the State of Nevada on the twentieth day following the mailing of a Definitive Information Statement to our shareholders.

Concurrently with the closing of the reverse acquisition on November 17, 2007, we completed a private placement of our securities to certain accredited investors who subscribed for units consisting one share of common stock and a warrant to purchase one-fifth of one share of our common stock. The investors subscribed for aggregate of 6,199,441 shares of our common stock and warrants to purchase an aggregate of 1,239,888 shares of our common stock at $3.214 per unit. The units were offered and sold pursuant to exemptions from registration under the Securities Act, including without limitation, Regulation D and Regulation S promulgated under the Securities Act. Each warrant issued to the investors has a term of three years and is exercisable at any time for a price equal to $4.1782 in cash or on a cashless exercise basis. An investor who exercises the warrant on a cashless basis shall tender the warrant for cancellation and in return receive a certificate for the number of warrant shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date of such election;

(B) = the Exercise Price of this Warrant, as adjusted; and

(X) = the number of Warrant Shares in respect of which a cashless exercise is elected pursuant to this Section 2(c).

VWAP is an acronym for Volume-Weighted Average Price, which is the ratio of the value traded to total volume traded over a one trading day.

Thus, if the Investor elects to exercise one hundred (100) warrant shares while VWAP is equal to $5.00, a price greater than the exercise price, then one hundred (100) warrant shares will be cancelled and the Investor will receive a certificate equal to sixteen (16) warrant shares, since: [(5.00 - 4.1782)(100)]/5.00 = 16.436

However, if the Investor elects to exercise one hundred (100) warrants shares while VWAP is equal to $3.00, a price less than the exercise price, then the equation will not work since the quotient will be a negative number, as illustrated here: [(3.00 - 4.1782)(100)]/3.00 = -39.273

Therefore, it is in the Investor’s best interest if the warrants are exercised on a cashless basis while VWAP is equal to or greater than the exercise price.

A list of the above-mentioned accredited investors may be found in the section entitled, “Selling Stockholders” beginning on page 25. With the exception of Halter Financial Investments, L.P., Ai Nyuet Ang, Hung Yu Wong, Zhicheng Li, Shangxiong Qiu, Liya Qiu, Hampton Investment Group Limited and Metrolink Holdings Limited, all of the listed selling shareholders received the stock which they are registering in this Form S-1 in the private placement.

In connection with the private placement, our principal stockholder, Pengfei Liu, entered into a make good agreement pursuant to which Mr. Liu agreed, subject to certain conditions discussed below, to place into an escrow account, 6,199,441 shares of common stock of the Company he beneficially owns. If we had not generated net income of $10.549 million for the fiscal year ending December 31, 2008, up to 50% of the shares held in escrow would have been transferred to the private placement investors. Since we met the minimum net income thresholds for 2008, such shares were returned to Mr. Liu. If we do not generate net income of $14.268 million for the fiscal year ending December 31, 2009, the remaining shares held in escrow will be transferred to the private placement investors, on a pro rata basis in accordance with the following formula: If the 2009 net income threshold is not achieved then an amount of shares equal to (($14.268 million - 2009 adjusted net income)/$14.268 million) multiplied by 50% of the escrowed shares will be transferred to the private placement investors. In the event that the net income for 2009 meets the minimum net income threshold, then no transfer of the remaining escrowed shares shall be made to the private placement investors and the shares will then be returned to Mr. Liu.

Additionally, upon the close of the reverse acquisition, Richard Crimmins, our sole director, submitted his resignation letter pursuant to which he resigned from all offices of the Company he holds which resignations will become effective immediately. Mr. Liu replaced him as our Chief Executive Officer and Interim Secretary effective on the close of the reverse acquisition. Prior to the effective date of the reverse acquisition, Mr. Liu served at Ocean Technology as its Chief Executive Officer.

For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Ocean Technology as the acquirer and China Marine Food Group Limited as the acquired party. When we refer in this Prospectus to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Ocean Technology on a consolidated basis unless the context suggests otherwise.

Background History of Ocean Technology and its Subsidiaries

Through our wholly-owned subsidiaries, Rixiang, Jixiang and Mingxiang, we engage in the business of processing, distribution and sale of processed seafood products, as well as the sale of marine catch.

Our dried seafood products are predominantly sold under our registered trademark, the “Mingxiang (明祥)” brand. Our dried processed seafood products are mainly sold through 19 distributors in seven provinces in the PRC such as Fujian, Guangdong, Jiangsu, Shandong, Sichuan, Liaoning and Zhejiang and in turn sub-distributed to about 2,200 retail points (including major supermarkets and retailers such as Wal-Mart and Carrefour) throughout these provinces. Our frozen processed seafood products are sold to both domestic and overseas customers. Our marine catch is sold to customers in Fujian and Shandong Provinces, some of whom directly export the marine catch to Japan, South Korea and Taiwan. Our objective is to establish ourselves as a leading producer of processed seafood products in the PRC and overseas markets.

Our business premises are located close to Xiangzhi (Shishi) Port, the largest fishing port in Fujian Province and one of the state-level fishing port centers. We have also been designated as a state base for the quality control testing of marine products in Fujian Province.

Our principal place of business in the PRC is located at Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province, the PRC. Our telephone number is (86) 595-8898-7588 and fax number is (86) 595-8898-2319. Our internet address is http://www.china-marine.cn. Information contained in our internet website does not constitute part of this Prospectus.

THE OFFERING

Common Stock Offered by Selling Stockholders	12,143,325 shares. This number represents 2.0% of our current outstanding stock.

Common Stock to be Outstanding After the Offering	,28,383,022

Proceeds to us
We will not receive any of the proceeds from the resale of shares by the selling stockholders, but we may receive up to $266,723.52 from the exercise of warrants for cash but no proceeds from the exercise of the warrants pursuant to the warrants’ cashless exercise provisions. Since the initial registration statement was declared effective on May 8, 2008, selling stockholders have exercised 1,081,504 and 67,113 warrants pursuant to the cashless and cash exercise provision of the warrants respectively and received 509,282 shares of common stock.

NYSE AMEX Symbol	CMFO

The above information regarding common stock to be outstanding after the offering is based on 28,383,022shares of common stock outstanding as of , February 1, 2010.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to these consolidated financial statements appearing elsewhere in this Prospectus. The selected consolidated statements of operations data for the nine months financial period ended September 30, 2009 and 2008, and the consolidated balance sheet data as of September 30, 2009 are derived from our unaudited consolidated financial statements, which are included elsewhere herein. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments that management considers necessary for a fair presentation of the financial information set forth in those statements.

The selected consolidated statements of operations data for the financial years ended December 31, 2008, 2006 and 2005; and the selected consolidated balance sheet data as of December 31, 2008, 2006 and 2005 are derived from our consolidated financial statements, which are included elsewhere herein, and have been audited by ZYCPA Company Limited (“ZYCPA”) (formerly Zhong Yi (Hong Kong) C.P.A. Company Limited), an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the financial years ended December 31, 2007; and the selected consolidated balance sheet data as of December 31, 2007 are derived from our consolidated financial statements, which are included elsewhere in this Prospectus, and have been audited by Cordovano and Honeck, LLP (“C & H”), an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the financial years ended December 31, 2004; and the selected consolidated balance sheet data as of December 31, 2004 are derived from our consolidated financial statements audited by ZYCPA, which are not included in this Prospectus. Historical results are not necessarily indicative of the results to be expected in future periods.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2009	2008
	(in thousands)					(unaudited)

Revenue	$7,340	$14,939	$27,442	$36,425	$48,799	$44,697	$35,346
Cost of sales	(5,292)	(11,198)	(19,730)	(25,649)	(33,607)	(31,399)	(23,924)
Gross profit	2,048	3,741	7,712	10,776	15,192	13,298	11,422
Depreciation and amortization	(28)	(26)	(32)	(37)	(58)	(59)	(39)
Selling and distribution expenses	(37)	(57)	(94)	(149)	(608)	(405)	(451)
General and administrative expenses	(332)	(208)	(388)	(598)	(2,068)	(1,504)	(1,302)
Other income	110	128	110	223	647	489	513
Interest expense	(154)	(215)	(272)	(333)	(319)	(175)	(242)
Income before income tax	1,607	3,363	7,036	9,882	12,786	11,644	9,901
Income tax expense	(580)	(14)	-	(1,221)	(1,663)	(1,442)	(1,283)
Net income attributable to the Shareholders of the Company	$1,027	$3,349	$7,036	$8,661	$11,123	$10,202	$8,618
Earnings per Share — basic (US$) (1)	$0.045	$0.21	$0.45	$0.377	$0.483	$0.443	$0.374
Earnings per Share — diluted (US$) (2)	$0.041	$0.214	$0.450	$0.344	$0.483	$0.443	$0.373

Note:
(1)
Assume there are 22,972,301 shares for the financial year ended December 31 2004, 2005, 2006 and 2007, 23,026,301 shares for the nine months financial period ended September 30, 2008 and 23,010,842 shares for the financial year ended December 31, 2008, and 23,045,791 shares for the nine months financial period ended September 30, 2009 of basic common stock outstanding after this offering was applied retrospectively.

(2)
Assume there are 25,142,105 shares for the financial year ended December 31 2004, 2005, 2006 and 2007, 23,120,014 shares for the nine months financial period ended September 30, 2008, 23,010,842 shares for the financial year ended December 31, 2008, and 23,045,791 shares for the nine months financial period ended September 30, 2009 of diluted common stock outstanding after this offering was applied retrospectively.

	As at December 31,					As at September 30,
	2004	2005	2006	2007	2008	2009
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,963	2,622	$9,182	$24,477	$31,640	$31,298
Total current assets	4,833	6,833	11,643	30,013	43,466	52,812
Total assets	9,166	10,906	15,430	34,130	51,646	62,110
Short-term borrowings	2,871	3,230	3,793	772	4,289	4,139
Total current liabilities	7,437	7,837	5,115	2,602	6,626	6,771
Total stockholders’ equity	1,729	3,069	10,315	31,528	45,020	55,338

RISK FACTORS

Prospective investors should carefully review the following risk factors together with the other information in this Prospectus in evaluating our business prior to purchasing our common stock offered by this Prospectus. The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information about us contained in this Prospectus, including our financial statements and related notes.

RISKS RELATED TO OUR BUSINESS

We are dependent on the supply of fresh seafood in our production of processed seafood products and disruptions in the supply of fresh seafood could adversely affect our business operations.

We use fresh seafood as the primary ingredient in our processed seafood products. Our processed seafood products accounted for approximately 47.2%, 60.3%, 76.5% and 90.9% of our sales in the fiscal years ended December 31, 2005, 2006, 2007 and 2008 respectively; and approximately 84.0% of our sales for the nine months period ended September 30, 2009. Our production of processed seafood products is largely dependent on the continuous supply of fresh seafood, which in turn could be affected by a large number of factors, including environmental factors, the availability of seafood stock, weather conditions, the policies and regulations of the governments of the relevant territories where such fishing is carried out, the ability of the fishing companies and fishermen that supply us to continue their operations and pressure from environmental or animal rights groups.

Specifically, fishing activities in waters around the PRC are restricted in certain months to ensure sustainable aquatic resources. In particular, the PRC Ministry of Agriculture imposes restrictions against fishing in the South China Sea in the months of June and July. There is no assurance that the PRC government may not impose more stringent fishing regulations, including but not limited to longer or more frequent periods that restrict fishing. Such restrictions against fishing or unfavorable weather conditions have a direct impact on the availability of the raw materials required for the production of our processed seafood products, and could lead to a shortage and/or an increase in the prices of our raw materials. Any shortage in the supply of or increase in the prices of the raw materials for our processed seafood products will adversely affect our business, profitability and financial condition.

Our profitability will be affected by fluctuations in the prices of our major raw materials.

Our financial performance may be affected by changes in production costs brought about by fluctuations in the prices of our raw materials. Our major raw materials are fresh seafood which accounted for approximately 64.6%, 64.9%, 74.3% and 77.9% of our total cost of sales of processed seafood products in the fiscal years ended December, 2005, 2006, 2007 and 2008 respectively; and approximately 74.4% of our total cost of sales of processed seafood products for the nine months period ended September 30, 2009.The prices of our major raw materials may fluctuate due to changes in supply and demand conditions. Any shortage in supply or upsurge in demand of our major raw materials may lead to an increase in prices, which may adversely affect our profitability due to increased production costs and lower profit margins.

We are dependent on five major customers. In the event any one of these major customers ceases to purchase or reduce their purchases from us, and we are unable to secure new contracts, our sales will be adversely affected.

Our top five major customers accounted for approximately 64.1%, 56.9%, 45.8% and 44.9% of our sales in the fiscal years ended December 31, 2005, 2006, 2007 and 2008 respectively; and approximately 42.5% for the nine months period ended September 30, 2009..In the event this customer does not continue to purchase from us or reduce its purchases from us or develop its own ability to manufacture the products that we sell to it, and we are unable to secure new contracts or new customers that can replace the loss of this one customer within a short time frame, our business and profitability may be adversely affected. Please see the section “Major Customers” of this Prospectus for more details.

We are dependent on five major suppliers for our raw materials. In the event we are no longer able to secure raw materials from these suppliers and are unable to find alternative sources of supply at similar or more competitive rates, our operations and profitability will be adversely affected.

For the production of our processed seafood products, we rely on our major suppliers for a significant portion of the supply of fresh seafood. Purchases from our top five suppliers of raw materials accounted for 65.1%, 62.5%, 89.9% and 90.8% of our total purchases of raw materials in the fiscal years ended December 31, 2005, 2006, 2007 and 2008 respectively; and approximately 85.6% of our total purchases of raw materials for the nine months period ended September 30, 2009. In the event that we are unable to secure our raw materials from these suppliers and we are unable to find alternative sources of supply at similar or more competitive rates, our business and operations will be adversely affected. Please see the section “Major Suppliers” of this Prospectus for more details.

A significant portion of our business activities may be transacted in cash and our internal controls in relation to cash management may not be able to address all the risks associated with the handling of cash and cash transactions.

Due to the nature of our business, our procurement of raw materials is fully transacted on a cash basis and a significant portion of our sales are transacted in cash. Our cash payment for the procurement of raw materials accounted for the whole of our total cost of sales for each of the fiscal years ended December 31, 2006 and 2005. Starting from 2007, we have requested our major suppliers to open bank accounts and thus we could settle the purchases through bank instructions. Sales transacted in cash accounted for 25.8%, 42.9%, 1.6% and 2.0% of our total sales for the fiscal years ended December 31, 2005, 2006, 2007 and 2008 respectively; and accounted for 2.6% of our total sales for the nine months period ended September 30, 2009.

The internal controls in relation to cash management that we have put in place may not be able to address all the risks associated with the handling of cash and cash transactions. We may therefore be exposed to risks such as loss, theft, misappropriation and forgery of the cash used in our transactions. In the event such risks materialize, our financial position, business and results of operations may be materially and adversely affected.

Our profitability and continued growth is dependent on our ability to yield commercially viable products, to enhance our product range and expand our customer base.

The seafood processing industry is highly competitive. The growth potential of the seafood processing industry is dependant on population growth and consumer preferences. therefore believe that our profitability and continued growth is dependant on our ability to expand our customer base in existing and new markets by introducing new products that are fast growing and profitable in the populations that we serve, as well as our ability to develop commercially viable products through our product development efforts. If we do not succeed in these efforts, the growth of our sales may slow down and adversely affect our profitability.

Since we do not have long-term contracts with our suppliers and customers there is no guarantee that our suppliers will continue to supply us with raw materials, or that our customers will continue to purchase our products.

We do not have long-term contracts with our suppliers and our customers. Accordingly, there can be no assurance that we will continue to be able to obtain sufficient quantities of raw materials in a timely manner from our existing suppliers on acceptable terms, or that our existing customers will continue to purchase our products on terms that are acceptable to us or at all. In the event that we are unable to source for new suppliers or new customers on terms that are acceptable to us, our business and operations will be adversely affected.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. We were not subject to these requirements for the fiscal year ended December 31, 2008; accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404. Under current law, we will be subject to these requirements beginning with our annual report for the fiscal year ending December 31, 2010. We can provide no assurance that we will comply with all of the requirements imposed thereby. There can be no assurance that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

There is no assurance that we will be able to execute our future plans successfully, or that our future plans will result in commercial success.

We intend to, inter alia and expand our operations and production capacity in the PRC by constructing new cold storage facilities. While the new production facilities, which increased our capacity by 100%, were ompleted in 2009, there can be no assurance that the construction of, the new cold storage facilities will be completed by the end of 2010 as expected. Our expansion plans involve a number of risks, including inter alia the costs of investment in fixed assets, costs of working capital tied up in inventories, as well as other working capital requirements. Our expansion will also depend on our ability to secure new customers and/or sufficient orders. Failure to secure new customers or sufficient orders or to meet our customers’ orders would materially and adversely affect our business and financial performance.

There is no assurance that our future plans will result in commercial success. If we are unable to execute our expansion plans successfully, our business and financial performance would be materially and adversely affected.

Changes in consumer preferences or discretionary consumer spending could adversely impact our results.

Our continued growth and success depends in part on the popularity of our products. Sales of our processed seafood products and marine catch as a percentage of our total sales for the period under review were as follows:

	Year ended December 31,				Period ended September 30,
Products	2005	2006	2007	2008	2009	2008
	(%)	(%)	(%)	(%)	(%)	(%)
Marine catch	52.8	39.7	23.5	9.1	16.0	6.1
Processed seafood products	47.2	60.3	76.5	90.9	84.0	93.9

Shifts in consumer preferences or eating habits away from processed seafood products will materially affect our business. In addition, our continued success depends, in general, on the economic conditions, disposable income and consumer confidence in the countries in which we sell our products, all of which can affect discretionary consumer spending in such countries. Adverse changes in these factors would reduce the flow of customers and limit our pricing which will reduce our profitability.

Our business activities are subject to certain laws and regulations and our operations may be affected if we should fail to have in force the requisite licenses and permits.

We are required to obtain various licenses and permits in order to conduct our business of production and export of processed seafood products. These include the Hygiene Registration Certificate, which is a requirement in order to carry on the production of food products in the PRC, as well as the HACCP certificate and EU export registration, which is a requirement in order to export our processed seafood products to certain countries. Our business is also subject to applicable laws and regulations. Please see the section “Government Regulations” of this Form 10-K for a summary of the material laws and regulations that apply to our Company.

Any failure to comply with the conditions stipulated in our licenses and permits may lead to their revocation or non-renewal. Any failure to observe the applicable laws and regulations may lead to the termination or suspension of some or all of our business activities or penalties being imposed on us. The occurrence of any of these events may adversely affect our business, financial condition and results of operations.

Our processed seafood products may be illegally tampered with such that they are rendered unfit for consumption and have to be recalled and destroyed.

Our processed seafood products are packed in plastic materials that can be illegally tampered with. Illegal tampering of our processed seafood products could result in such products being rendered unfit for consumption or cause them to fail to meet customer specifications, health and/or safe handling requirements. This may lead to a loss of customer confidence in our products; affect our reputation, cause product recalls and/or product destruction. In addition, we may incur substantial litigation costs and may be ordered to compensate consumers in the event of any illness or death caused by the consumption of an illegally tampered seafood product.

In the event that our processed seafood products are recalled or destroyed as a result of illegal tampering or a claim is made against us arising from the consumption of our products, our reputation, business goodwill and sales will be adversely affected.

Product or raw material deterioration will lead to loss of sales, higher costs, negative publicity, and payment of compensation to our customers and/or product liability claims.

Our raw materials and frozen processed seafood products, being perishable in nature, may deteriorate due to various reasons such as malfunctioning cold storage facilities, delivery delays or poor handling. This may lead to a delay in production or delivery of our products, a loss in revenue, costs incurred in the purchase of replacement raw materials and payment of compensation to our customers. Any deterioration in our raw materials or processed seafood products could have a material adverse effect on our business, operations and reputation.

Currently, we do not have any product liability insurance in respect of our products. We believe that premiums for product liability insurances are high compared to the risk of claims. In the event that the consumption of our processed seafood products causes harm, illness or death to a consumer of our products, whether as a result of product deterioration, spoiling, sabotage, willful action, omission or negligence, we may be liable to complaints, lawsuits and claims from consumers of our products which in turn could generate negative publicity and materially and adversely affect our business, financial condition and our operations.

Outbreak of disease or widespread contamination in any of the raw materials that we use in our production or any food scares may lead to a loss in consumer confidence and reduce the demand for our processed seafood products.

One of our competitive strengths is our established brand name and track record. We have received several awards and certificates for our high quality products, including the “Green Food” award. Any outbreak of disease or widespread contamination in any of the raw materials that we use in the production of our products or food scares in the markets in which our processed seafood products are manufactured or sold may have an adverse impact on our business as it may lead to a loss in consumer confidence and reduce the demand of our processed seafood products. It may also affect our sources of supply and we may have to look for alternative sources of supply which may be more costly, or which may not be available. If this develops into actual events, our operations and profitability will be adversely affected.

Any failure to meet health and hygiene standards may result in the suspension of licenses, accreditations or the loss of our ability to import and export our products.

We are subject to annual checks carried out by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC (CIQ). The CIQ’s annual check encompasses the inspection of food preparation, production and processing operations, as well as health checks on our employees. Failure to meet the required standards may result in our being required to take remedial measures to meet the health and hygiene standards, or in extreme cases, the cancellation or suspension of the license(s) and accreditation(s) required for us to carry on our operations. In the event that this should occur, our operations and financial condition will be materially and adversely affected and could lead to a loss in customer confidence in our products.

In addition, the CIQ makes random inspections on the processed seafood products that we export. Failure to meet the required standards of hygiene may affect our ability to export our processed seafood products and meet our customers’ orders on time. It may also lead to a restriction on our ability to export our processed seafood products which will materially and adversely affect our business, financial condition and operations.

We bear the risk of loss in shipment of our products and have no insurance to cover such loss.

Under the shipping terms of our standard customer contracts, we bear the risk of loss in shipment of our products and do not insure this risk. Since management considers the risk of loss to be minimal, with export sales representing less than 5% and about 2.5% of our total sales for the year ended December 31, 2008 and nine months period ended September 30, 2009, respectively. Moreover, we believe that the shipping companies that we use carry adequate insurance or are sufficiently solvent to cover any loss in shipment. Nevertheless, there can be no assurance that we will be adequately reimbursed upon the loss of a significant shipment of our products.

We are dependent on our Executive Directors and Executive Officers. Any loss in their services without suitable replacement may adversely affect our operations.

Our success to date has been largely due to the contribution of Pengfei Liu, our Executive Chairman and CEO. Mr. Liu is the founder of our Company, and has spearheaded our expansion and growth. He is responsible for our operations, marketing, public relations, strategic planning and development of new products and markets. Our continued success is dependent, to a large extent, on our ability to retain his services.

The continued success of our business is also dependent on our key management and operational personnel. We rely on their experience in the processed seafood and marine catch industry, product development, sales and marketing and on their relationships with our customers and suppliers.

The loss of the services of any of our executive directors or executive officers without suitable replacement or the inability to attract and retain qualified personnel will adversely affect our operations and hence, our revenue and profits.

We are dependent on our customers’ ability to maintain and expand their sales and distribution channels. Should these distributors be unsuccessful in maintaining and expanding their distribution channels, our results of operations will be adversely affected.

Demand for our products from end-consumers and our prospects depend on the retail growth and penetration rate of our products to end-consumers. Sales of our products are conducted mainly through distributors, over whom we have limited control. As of September 30, 2009, our distribution network is comprised of 19 distributors located in seven provinces. These distributors sub-distribute our dried processed seafood products to over 2,200 retail points, including major supermarkets. We are thus dependent on the sales and distribution channels of our distributors for broadening the geographic reach of our products. Should these distributors be unable to maintain and expand their distribution channels, our results of operations and financial position will be adversely affected.

Failure to compete effectively in a competitive environment may affect our profitability.

We operate in the highly competitive processed seafood industry. We believe that our major competitors include international and domestic seafood processors. Some of these competitors may have significantly greater financial, technical and marketing resources, stronger brand name recognition and larger existing customer base than we do.

We also believe that these competitors may have the ability to respond more quickly to new or emerging technologies or may adapt more quickly to changes in customer requirements or may devote greater resources to the development, promotion and sales of their products than us.

There is no assurance that we will be able to continue competing successfully against present and future competitors. We believe that important factors to achieving success in our industry include maintaining customer loyalty by cultivating long-term customer relationships, achieving consistent product renewal and maintaining the quality of our products. If we are unable to attain these, we may lose our customers to our competitors and this will adversely affect our market share. Increased competition may also force us to lower our prices, thus reducing our profit margins and affecting our financial performance and condition. Such competition may have a material adverse effect on our business, financial position and results of operations. Please refer to the section captioned “Description of Business - Competition” for further details as to our present competitors.

Any outbreak of earthquake, tsunami, adverse weather or oceanic conditions or other calamities may result in disruption in our operations and could adversely affect our sales.

We are based in Fujian Province which is situated in southeast China on the coast of the East China Sea. Fujian is a vital navigation hub between the East China Sea and South China Sea, and is also rich in agricultural and marine resources. Our main raw materials for our marine catch business come from the Taiwan Straight, which is also the place where we conduct our marine catch operations.

In 2004, an undersea earthquake occurred off the west coast of Sumatra Indonesia. This earthquake triggered a series of devastating tsunamis along the costs of most landmasses boarding the Indian Ocean. More than 225,000 people in 11 countries were killed, and coastal communities were inundated with waves up to 100 feet.

In May 2008, there was an 8.0 magnitude scale earthquake occurred at Sichuan Province of China. It was also known the Wenchuan earthquake, which by any name killed at least 69,000 people, and over 374,000 injured, with 18,000 listed as missing. The earthquake left about 4.8 million people homeless, thought the number could be as high as 11 million. It was the deadliest earthquake to hit China since the 1976 Tangshan earthquake.

Due to the location of our business, we may be at risk of experiencing another tsunami, earthquake or other adverse weather or oceanic conditions. This may result in the breakdown of our facilities, such as our cold storage facilities, which will in turn lead to deterioration of our products with the potential for spoilage. This could adversely affect our ability to fulfill our sales orders and adversely affect our profitability.

Adverse weather conditions affecting the fishing grounds where the fishing vessels chartered by us operate such as storms, cyclones and typhoons or cataclysmic events such as tsunamis may also decrease the volume of our fish catches or may even hamper our fishing operations. Our operations may also be adversely affected by major climatic disruptions such as El Nino which in the past has caused significant decreases in seafood catches worldwide.

We are in the business of processing, distributing and selling processed seafood products and marine catch. Thus, a dramatic reduction in fish resources may adversely affect our business.

We are in the business of processing, distributing, and selling processed seafood products, as well as selling marine catch. As such, 100% of our raw materials are obtained through fishing. Due to over-fishing, the stocks of certain species of fish may be dwindling and to counteract such over-fishing, governments may take action that may be detrimental to our ability to conduct our operations. If the solution proffered or imposed by the governments controlling the fishing grounds either restrict our ability to procure seafood supply or if such action limits the types, quantities and species of fish that we are able to procure or catch, our operations and prospects may be adversely affected.

We are exposed to the credit risk of our customers which may cause us to make larger allowances for doubtful trade receivables or incur bad debt write-offs.

Our customers may default on their payments to us. Although we review the credit risk of our customers regularly, such risks will nevertheless arise from events or circumstances that are difficult to anticipate or control, such as an economic downturn.

Our trade receivables turnover days were approximately 57, 33, 27 and 34 days in 2005, 2006, 2007 and 2008, respectively; and approximately 37 days as of September 30, 2009. Our allowances for doubtful trade receivables as at December 31, 2005, 2006, 2007 and 2008 were approximately $22,000, $6,000, $21,000 and $24,000,  respectively; and as of September 30, 2009 was approximately $36,000, and at about 0.5% of our gross trade receivables.

As a result of this credit risk exposure of our customers defaulting on their payments to us, we may have to make larger allowances for doubtful trade receivables or incur bad debt write-offs, both of which may have an adverse impact on our profitability.

We may be subject to foreign exchange risk and may incur losses arising from exchange differences upon settlement.

We sell our dried processed seafood products, frozen processed seafood products and marine catch mainly to local customers. Direct exports as a percentage of our sales ranged between 0.5% to 4.9% during the period under review.  Our sales are denominated in RMB and US$, while our purchases are denominated in RMB.

For the nine months ended September 30, 2009, and the fiscal year of 2008, 2007, 2006 and 2005, the percentages of our sales denominated in RMB and US$ were as follows:

	Year ended December 31,				Period ended September 30,
	2005	2006	2007	2008	2009	2008
	(%)	(%)	(%)	(%)	(%)	(%)
RMB	95.8	99.1	99.5	95.1	97.5	94.5
USD	4.2	0.9	0.5	4.9	2.5	5.5

We may incur losses arising from exchange differences upon settlement. To the extent that our sales, purchases and expenses are not naturally matched in the same currency and there are timing differences between collections and payments, we will be exposed to any adverse fluctuations in the exchange rates between the various foreign currencies and the RMB. Any restrictions over the conversion or timing of conversion of foreign currencies may also expose us to adverse fluctuations in exchange rates. As a result, our earnings may be materially and adversely affected.

On July 21, 2005, the Renminbi was unpegged against the US$ and pegged against a basket of currencies on a “managed float currency regime”. As at December 31, 2008 and September 30, 2009, the closing exchange rate was approximately US$1.00 to 6.8542 and US$1.00 to RMB6.8376, respectively. There is no assurance that the PRC’s foreign exchange policy will not be further altered. In the event that the PRC’s policy is altered, significant fluctuations in the exchange rates of RMB against the US$ will arise. As a result we will be subject to significant foreign exchange exposure and in the event that we incur foreign exchange losses, our financial performance will be adversely affected.

We currently do not have a formal hedging policy with respect to our foreign exchange exposure as our foreign exchange gains and losses over the past three fiscal years ended December 31, 2008, 2007 and 2006, respectively have been relatively low. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should the need arise.

Please refer to the section “Description of Business - Foreign Exchange Exposure” for further details.

Our products and brand name may be replicated or counterfeited which will in turn have an adverse effect on our Company and we may be affected by intellectual property rights disputes.

We have registered certain trademarks in the PRC, details of which are set out in the section “Intellectual Property” of our Form 10-K for the fiscal year ended December 31, 2008 filed on March 23, 2009.  Despite the protection of our trademark under the intellectual property laws of the PRC, such laws may not be adequate or effectively enforced against third parties who may violate our proprietary rights by illegally using our trademarks or our brand name. Our products and brand names may be replicated or counterfeited, which in turn may adversely affect our reputation and brand image.

Policing unauthorized use of our trademarks or brand is difficult and costly, particularly in countries where the laws may not fully protect our proprietary rights. There can be no assurance that our means of protecting our proprietary rights will be adequate. Any unauthorized use of our trademarks and brand may damage our brand, recognition and reputation. This may lead to our customers losing confidence in our brand and products, which, in turn, may lead to a loss in our business and hence sales.

Our business may be adversely affected by conditions in the financial markets and economic conditions generally.

The United States has been in a recession since December, 2007. Business activity across a wide range of industries and regions is greatly reduced, and many businesses and local governments are experiencing serious difficulty in remaining profitable due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly. Since mid-2007, and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity.

As a result of this economic downturn, many lending institutions, including us, have experienced declines in the performance of their loans, including commercial loans, commercial real estate loans and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, and the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. There is also the potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or our stock price.

In addition, further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

Overall, during the past year, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Worldwide economic conditions may remain depressed for the foreseeable future. These conditions make it difficult for us to accurately forecast and plan future business activities, and could cause us to slow or reduce spending on our research and development activities. Furthermore, during challenging economic times, we may face issues gaining timely access to financings or capital infusion, which could result in an impairment of our ability to continue our business activities. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide, in the United States, or in our industry. These and other economic factors could have a material adverse effect on our financial condition and operating results.

On January 1, 2010, we exercised an option to  purchase Shishi Xianghe Food Science and Technology Co., Ltd. (“Xianghe”)., a beverage company, and entered into a new business segment where we will need to rely on current management for the business  acquired. Xianghe is a Fujian based manufacturer of the branded Hi-Power algae-based soft drinks.  We intend to keep the management of Xianghe to continue to manage Xianghe. We will be dependent on the current management of Xianghe for the continued development of the beverage business.  We do not have prior experience in the beverage business and the success of Xianghe would be subject to all of the uncertainties regarding the development of a new business.  Although we intend to integrate the product into Mingxiang’s distribution network, there can be no assurance regarding the successful distribution and market acceptance of the beverage products.

RISKS RELATED TO DOING BUSINESS IN CHINA

Our operations in the PRC are subject to the laws and regulations of the PRC and any changes in the laws or policies of the PRC may have a material impact on our operations and financial performance.

As our processed seafood products and marine catch businesses are carried out in the PRC, we are subject to and have to operate within the framework of the PRC legal system. Any changes in the laws or policies of the PRC or the implementation thereof, for example in areas such as foreign exchange controls, tariffs, trade barriers, taxes, export license requirements and environmental protection, may have a material impact on our operations and financial performance.

The corporate affairs of our companies in the PRC are governed by their articles of association and the corporate and foreign investment laws and regulations of the PRC. The principles of the PRC laws relating to matters such as the fiduciary duties of directors and other corporate governance matters and foreign investment laws in the PRC are relatively new. Hence, the enforcement of investors or shareholders' rights under the articles of association of a PRC company and the interpretation of the relevant laws relating to corporate governance matters remain largely untested in the PRC.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business if stricter regulations are imposed on the overseas business practices of PRC companies

Our operations are carried out through our wholly-owned subsidiaries which are located in the PRC. As such, the laws of the PRC govern our businesses and operations. The PRC legal system is a codified system of written laws, regulations, circulars, administrative directives and internal guidelines. The PRC government is still in the process of developing its legal system to encourage foreign investment and to align itself with global practices and standards. As the PRC economy is undergoing development at a faster rate than the changes to its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations apply to certain events and circumstances. Some of the laws and regulations and the interpretation, implementation and enforcement of such laws and regulations are also at an experimental stage and are subject to policy changes. Hence, precedents on the interpretation, implementation and enforcement of certain PRC laws are limited and court decisions in the PRC do not have binding effect on lower courts. Accordingly, the outcome of dispute resolutions and litigation may not be as consistent or predictable as in other more developed jurisdictions and it may be difficult to obtain swift and equitable enforcement of the laws in the PRC, or to obtain enforcement of a judgment by a court or another jurisdiction.

In particular, on August 8, 2006, six PRC regulatory bodies, including the Ministry of Commerce (MOFCOM) and the China Securities Regulatory Commission (“CSRC”), jointly promulgated the new “Regulations on Foreign Investors Merging with or Acquiring Domestic Enterprises”, which took effect on September 8, 2006 (“2006 M&A Rules”). The 2006 M&A Rules regulate, inter alia, the acquisition of PRC domestic companies by foreign investors.

On September 21, 2006, the CSRC promulgated the “Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading their Stocks on Overseas Stock Exchanges” (the “CSRC Guidelines”).

Under the 2006 M&A Rules and the CSRC Guidelines, the listing of overseas special purpose vehicles (“SPV”) which are controlled by PRC entities or individuals are subject to the prior approval of the CSRC.

The 2006 M&A Rules and the CSRC Guidelines do not provide any express requirement for an SPV to retroactively obtain CSRC approval where the restructuring steps had been completed prior to September 8, 2006.

Yuan Tai Law Offices, our Legal Adviser on PRC Law, is of the opinion that (i) we have obtained all the necessary governmental approvals from PRC authorities for the restructuring of our subsidiaries prior to September 8, 2006, (ii) we do not need to obtain CSRC approval and (iii) it is not necessary for us to comply retroactively with the requirement of obtaining the prior approval of the CSRC for our public listing in the U.S..

There is no assurance that these PRC authorities will not issue further directives, regulations, clarifications or implementation rules requiring us to obtain further approvals in relation to our public listing in the U.S..

PRC foreign exchange control may limit our ability to utilize our cash effectively and affect our ability to receive dividends and other payments from our PRC subsidiaries.

Our PRC subsidiaries, which are foreign investment entities (“FIEs”), are subject to the PRC rules and regulations on currency conversion. In the PRC, the State Administration of Foreign Exchange (“SAFE”) regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (including wholly foreign-owned enterprises) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs”. With such registration certification (which have to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and “capital account”. Currently, transactions within the scope of the "current account" (for example, remittance of foreign currencies for payment of dividends) can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account” (for example, for capital items such as direct investments, loans and securities) still requires the approval of the SAFE. Our PRC operating subsidiary Rixiang has obtained the "Foreign Exchange Registration Certificates for FIEs", which is subject to annual review.

There is no assurance that the PRC regulatory authorities will not impose restrictions on the convertibility of the RMB for FIEs. In 2005, 2006, 2007 and 2008, approximately 95.8%, 99.1%, 99.5% and 95.1% of our sales, respectively was denominated in RMB; and approximately 97.5% for the nine months period ended September 30, 2009 of our sales was denominated in RMB.  As such, any future restrictions on currency exchanges may limit our ability to utilize funds generated in the PRC to fund any potential business activities outside the PRC or to distribute dividends to our shareholders.

Our subsidiaries, operations and significant assets are located outside the U.S. Shareholders may not be accorded the same rights and protection that would be accorded under the Securities Act. In addition, it could be difficult to enforce a U.S. judgment against our Directors and officers.

Our subsidiaries, operations and assets are mostly located in the PRC. Our subsidiaries are therefore subject to the relevant laws in the PRC. U.S. law may provide shareholders with certain rights and protection which may not have corresponding or similar provisions under the laws of the PRC. As such, investors in our common stock may or may not be accorded the same level of shareholder rights and protection that would be accorded under the Securities Act. In addition, all our current executive directors are non-residents of the U.S. and the assets of these persons are mainly located outside the U.S. As such, there may be difficulty for our shareholders to affect service of process in the U.S., or to enforce a judgment obtained in the U.S. against any of these persons.

We are subject to the PRC's environmental laws and regulations and in the event stricter rules are imposed to protect the environment, we may have to incur higher costs to comply with such rules.

Our production facilities in the PRC will be subject to environmental laws and regulations imposed by the PRC authorities, inter alia, in respect of air protection, waste management and water protection. In the event stricter rules are imposed on air protection, waste management and water protection by the PRC authorities, we may have to incur higher costs to comply with such rules. Accordingly, our financial performance may be adversely affected. In addition, we require license for the discharge of pollutants for our operations, which is subject to annual review and renewal. In the event that we fail to renew our license with the relevant authority, our operations and financial performance will be adversely affected.

The outbreak of avian influenza and/or other communicable diseases, if uncontrolled, could affect our financial performance and prospects.

The avian influenza virus is a virus found chiefly in birds, but infections with these viruses can occur in humans. In January of 2004, the first case of the avian influenza was reported in Guangxi, Hunan and Hubei provinces. Later reports also came from Anhui, Liaoning, Shanghai and Guangdong provinces. Since 2003, there have been 37 recorded cases of the avian influenza in the PRC.

Because our operations are carried out through our wholly-owned subsidiaries located in the PRC, the outbreak of avian influenza and/or other communicable diseases, if uncontrolled, can have an adverse effect on business sentiments and environment. In addition, if any of our employees, our customers or our suppliers, is affected by the outbreak of communicable diseases, it can adversely affect, among others, our operations, our customers' orders and our supply of raw materials. Accordingly, our sales and profitability will be materially and adversely affected.

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

☐	Level of government involvement in the economy;
☐	Control of foreign exchange;
☐	Methods of allocating resources;
☐	Balance of payments position;
☐	International trade restrictions; and
☐	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Government action in the future may require us to divest ourselves of any interest we hold in Chinese properties.

China only recently has permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to continue to operate in China may be affected by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi and U.S. dollars, and any future restrictions on currency exchanged may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in the U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the company, and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Pengfei Liu will have significant influence over the outcome of matters submitted to Shareholders for approval.

Mr. Liu currently owns approximately 41.6% of our authorized share capital. As a result, he will be able to exercise significant influence over all matters requiring shareholder approval, including the appointment of our directors and the approval of significant corporate transactions.  His ownership and control may also have the effect of delaying or preventing a future change in control, impeding merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Our share price may be volatile, which can result in substantial losses for investors who purchase our common stock.

The market price of our common stock may be highly volatile and can fluctuate significantly and rapidly in response to, inter alia, the following factors, some of which are beyond our control:

•	Variations in our operating results;

•	Success or failure of our management team in implementing business and growth strategies;

•	Gain or loss of an important business relationship or adverse financial performance by a significant customer or group of customers;

•	Changes in securities analysts’ recommendations, perceptions or estimates of our financial performance;

•	Changes in conditions affecting the seafood packaging and processing industry, the general economic conditions or stock market sentiments or other events or factors in the PRC;

•	Changes or developments in laws, regulations or taxes in the seafood processing and packaging industry in the PRC;

•	The temporary or permanent loss of our seafood processing and packaging facilities due to casualty, weather or any extended or extraordinary maintenance or inspection that may be required.

•	Changes in market valuations and share prices of companies with similar businesses that may be listed in the U.S. or anywhere else in the world;

•	Additions or departures of key personnel;

•	Fluctuations in stock market prices and volume; or

•	Involvement in litigation.

Additional funds raised through issue of new shares for our future growth will dilute Shareholders’ equity interests.

Although we have identified our expansion plans as avenues to pursue growth in our business, we may also find other opportunities to grow, including acquisitions which cannot be predicted at this juncture. Under such circumstances, we may seek to sell additional equity or debt securities or obtain a credit facility. If new shares placed to new and/or existing shareholders are issued in the future, they may be priced at a discount to the then prevailing market price of our shares trading on the NYSE/AMEX or any other stock exchanges, in which case, existing shareholders' equity interest will be diluted. If we fail to utilize the new equity to generate a commensurate increase in earnings, our earnings per share will be diluted and this could lead to a decline in our share price. Any additional debt financing may, apart from increasing interest expense and gearing, contain restrictive covenants with respect to dividends, future fund raising exercises and other financial and operational matters.

The number of shares being registered for sale is significant in relation to our trading volume.

All of the shares registered for sale on behalf of the selling stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholders pursuant to this Prospectus will remain as “restricted shares” in the hands of the holders, except for those held by non-affiliates for a period of two years, calculated pursuant to Rule 144.

Negative publicity may adversely affect our share price.

One of our competitive strengths is our established brand name and track record. We have been involved in the production of processes seafood products since commencing our operations in 1994. Our “Mingxiang” brand has been conferred the “Famous Brand” award, and our products have received several other awards such as the “Green Food” award. Please see “Description of Business - Competition”. We have also established a track record in the processed seafood industry which instills confidence in our products and attracts new customers from South Korea, Japan, Taiwan, Russia and Ukraine, as well as potential customers from the European Union. Negative publicity involving us, any of our directors or executive officers may adversely affect our stock market price whether or not such negative publicity is justified.

Certain provisions of our Amended Articles of Incorporation may make it more difficult for a third party to effect a change in control.

Our Amended Articles of Incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this Prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this Prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of the warrants, should the warrants be exercised for cash consideration. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.

Our net tangible book value as of September 30, 2009 was $2.40 per share of common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

SELLING STOCKHOLDERS

This Prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 12,143,325 shares of our common stock that were issued to selling stockholders pursuant to transactions exempt from registration under the Securities Act.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in the Prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of November 17, 2007, are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon  28,383,022 shares of common stock outstanding as of February 1, 2010.

Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of our Company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, none of the selling stockholders has any family relationships with our officers, directors, or controlling stockholders. No selling stockholder, except for Sterne, Agee & Leech, is a registered broker-dealer or an affiliate of a registered broker-dealer. Furthermore, all of the selling shareholders purchased the securities in the ordinary course of business, and at the time of purchase, there were no agreements or understandings directly or indirectly, with any party to distribute securities.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this Prospectus to name successors to any named selling stockholders who are able to use this Prospectus to resell the securities registered hereby.

Name and Address	Beneficial Ownership Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After the Offering
Halter Financial Investments, L.P. (2) 12890 Hilltop Road Argyle, TX 76226	1,005,200	1,005,200	0	*

Ai Nyuet Ang 5 Lyndhurst Road, Singapore 438090	344,648	344,648	0	*

Hung Yu Wong 5D, 78B Bonham Road Hong Kong	448,042	448,042	0	*

Zhicheng Li 58 Fuhui Road Shishi City, Fujian Province China	459,530	459,530	0	*

Shangxiong Qiu 15 Huangjinshan Dongpu Village #1 Hungshan Town Shishi City, Fujian Province China	689,296	689,296	0	*

Liya Qiu 101Xuexiaonan Dongpu Village, Hungshan Town Shishi City, Fujian Province China	689,296	689,296	0	*

Hampton Investment Group Ltd. Room 3506 Bank of America Tower, Harcourt Road, Central Hong Kong Attn.: Mr. William Yan Sui Hui	942,037	942,037	0	*

Metrolink Holdings Limited Suite 4703, Central Plaza 18 Harbour Road, Wanchai Hong Kong Attn.: Mr. Kui Shing Andy Lai	344,648	344,648	0	*

Golden Nugget Resources Limited (3) Suite 4703, Central Plaza, 18 Harbour Road,Wanchai, Hong Kong Attn.: Ms. Lai Yung Wai	321, 966	321,966	0	*

** Alexandra Global Master Fund Ltd. (4) c/o Pusch & Gal 31 West 31st Street, 10th Floor New York, NY 10001 Attn: Dov Gal, Esq	591,164	591,164	0	*

** Alpha Capital Anstalt (5) c/o LH Financial Services, Corp 150 Central Park South, Second Floor New York, NY 10019 Attn: Aci Kluger	85,563,		,85,563		0	*

** Anson Capital, LP (6) c/o Bank of America 901 Main Street, Suite 6616 Dallas, TX 75202 Attn: Guillermo Femat	62,228		62,228		0	*
		,		,
** Bald Eagle Fund Ltd. (7) c/o Bald Eagle Fund Ltd 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard J. Keim	13,122		13,122		0	*

** Black Diamond Fund, LLP. (8) c/o Brandon Goulding 155 Revere Drive, Suite 10 Northbrook, IL 60062	186,683		186,683		0	*

** Charles Nirenburg (9) c/o Kensington Management Group, LLC 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard J. Keim	13,170		13,170		0	*

** Chestnut Ridge Partners, LP (10) 50 Tice Blvd Woodcliff Lake, NJ 07677 Attn: Kenneth Holz	77,785		77,785		0	*

** David Kenkel (11) 148 Wedgewood Lane Whitefish, MT 59937	18,668	18,668	0	*

** Dean Pisani (12) 3129 Bass Pro Drive Grapevine, TX 76051	18,668	18,668	0	*

** Equity Management Associates, LLC (13) c/o EMA, LLC 260 Bear Hill Road Waltham, MA 02451 Attn: Richard Kosowsky	74,674	74,674	0	*

** Excalibur Small-Cap Opportunities, LP (14) 33 Prince Author Ave. Toronto, ON M4R1B2 Attn: Will Hechter	224,020	224,020	0	*

** Gary C. Evans (15) 1808 Point de Vue Flower Mound, TX 75022	373,367	373,367	0	*

** Guerilla Partners, LP (16) c/o Guerrilla Capital Management, LLC 237 Park Avenue, 9th Floor New York, NY 10017 Attn: Peter Siris	112,010	112,010	0	*

** Harold Gear (17) 2558 Admirals Walk Dr. S. Orange Park, FL 32073	12,445	12,445	0	*

** Heller Capital Investments, LLC (18) c/o Heller Capital 700 East Palisades Avenue Englewood Cliffs, NJ 07632 Attn: Ronald Heller	224,020	224,020	0	*

** Hua Mei 21st Century Partners, LP (19) c/o Guerilla Capital Management, LLC 237 Park Avenue, 9th Floor New York, NY 10017 Attn: Peter Siris	224,020		224,020		0	*

** Jayhawk Private Equity Fund, LP (20) c/o Jayhawk Capital Management, LLC 5410 West 61st Place, Suite 100 Mission, KS 66205 Attn: Mike Schmitz	398,603		398,603		0	*
		,		,
** Jayhawk Private Equity Co. Investment Fund, LP (21) c/oJayhawk Capital Management, LLC 5410 West 61st Place, Suite 100 Mission, KS 66205 Attn: Mike Schmitz	68,621		68,621		0	*

** John Trescot (22) A Ways Away East Polatka, FL 32131-4338	12,446		12,446		0	*

** Kensington Partners, LP (23) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard J. Keim	287,172		287,172		0	*

** Michael Studer (24) 4804 Anchor Ct. Flower Mound, TX 75022	18,668		18,668		0	*

** Midsouth Investor Fund, LP (25) 201 5th Ave., North, Suite 1950 Nashville, TN .37219 Attn: L.O. Heidtke	149,347	149,347	0	*

** Mosaic Partners, LP (26) c/o Baypoint Prime Brokerage 450 Sansome Street, 16th Floor San Francisco, CA 94111 Attn: Kim Lippi	70,006	70,006	0	*

** Peter B. Orthwein Family Trust (27) c/o Kensington Management Group, LLC 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard J. Keim	22,566	22,566	0	*

** Professional Offshore Opportunity Fund, Ltd. (28) 1400 Old Country Road, Suite 206 Westbury, NY 11590 Attn: Marc Swikkle	93,342	93,342	0	*

** RS Holdings, Inc. (29) c/o Richard D. Squires 100 Crescent Court, Suite 450 Dallas, TX 75201	112,010	112,010	0	*

** Saunders Capital Maters Fund, LP (30) c/o Bank of America 901 Main Street, Suite 6616 Dallas, TX 75202 Attn: Guillermo Femat	77,785	77,785	0	*

** Silver Rock I, Ltd. (31) c/o FCIM Corp 117 East 5th Street, 50 C New York, NY 10022	93,340	93,340	0	*

** SPI Dallas Investments, LP (32) c/o Richard D. Squires 100 Crescent Court, Suite 450 Dallas, TX 75201	74,674	74,674	0	*

** SPI Hawaii Investments, LP (33) c/o SPI Holdings, LLC 650 California Street, #1288 San Francisco, CA 94108 Attn: Dennis Wong	112,010	112,010	0	*

** Squires Family, LP (34) c/o Richard D. Squires 100 Crescent Court, Suite 450 Dallas, TX 75201	93,342	93,342	0	*

** Tradelink Securities, LLC (35) 71 S. Wacker Dr., Suite 1900 Chicago, IL 60606 Attn: Daniel Weissman	1,866,833	1,866,833	0	*

** Triwizards Fund, LP (36) c/o Baypoint Prime Brokerage 450 Sansome Street, 16th Floor San Francisco, CA 94111 Attn: Kim Lippi	31,114	31,114	0	*

** Turicum Private Bank, Ltd. (37) c/o Baypoint Prime Brokerage 450 Sansome Street, 16th Floor San Francisco, CA 94111 Attn: Kim Lippi	23,335	23,335	0	*

** Whitebox Intermarket Partners, LP (38) c/o Whitebox Advisors, LLC 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416-4675 Attn: Barb Reller	902,302	902,302	0	*

** William Gay (39) 524 Stockton Street Jacksonville, FL 32204 Attn: Roger Painter	12,445	12,445	0	*

** William Gruenburg (40) c/o Sterne Agee & Leach 800 Shades Creek Parkway, Suite 700 Birmingham, AL 35205	37,337	37,337	0	*

Patrick Winton (41) 1836 Newport Hills Drive East Newport Beach California 92660	29,757	29,757	0	*

*	Less than 1%
**	Accredited Investor

(1)	Assumes all securities offered are sold.

(2)
Halter Financial Investments, L.P. (“HFI”) is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The natural persons who are the beneficial owners of a majority of the voting stock of Halter Financial Investments GP, LLC include: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. The other limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurts Capital GP, LLC; and (iv) Rivergreen Capital LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(3)	Includes 371,966 shares underlying the warrant to purchase shares of our stock.

(4)	Includes 591,164 shares of our common stock. Mikhail Filimonov is the controlling person for Alexandra Global Master Fund Ltd.

(5)	Includes 85,563 shares of our common stock. Konrad Ackerman has sole voting and investment control over the securities held by Alpha Capital Anstalt.

(6)	Includes 62,228 shares of our common stock. Bruce Winson is the controlling person for Anson Capital, L.P.

(7)
Includes 10,935 shares of our common stock and 2,187 shares underlying the warrant to purchase shares of our stock. Dick Keim has sole voting and investment control over the securities held by Bald Eagle Fund, Ltd.

(8)
Includes 155,569 shares of our common stock and 31,114 shares underlying the warrant to purchase shares of our stock. Brandon Goulding has sole voting and investment control over the securities held by Black Diamond Fund, LLP.

(9)	Includes 10,975 shares of our common stock and 2,195 shares underlying the warrant to purchase shares of our stock.

(10)	Includes 77,785 shares of our common stock. Kenneth Holz is the controlling person for Chestnut Ridge Partners, L.P.

(11)	Includes 15,557 shares of our common stock and 3,111 shares underlying the warrant to purchase shares of our stock.

(12)	Includes 15,557 shares of our common stock and 3,111 shares underlying the warrant to purchase shares of our stock.

(13)	Includes 62,228 shares of our common stock and 12,446 shares underlying the warrant to purchase shares of our stock. Lawrence Leopard is the controlling person of Equity Management Associates, LLC.

(14)
Includes 186,683 shares of our common stock and 37,337 shares underlying the warrant to purchase shares of our stock. Will Hecther has sole voting and investment control over the securities held by Excalibur Limited Partnership.

(15)	Includes 311,139 shares of our common stock and 62,228 shares underlying the warrant to purchase shares of our stock.

(16)
Includes 93,342 shares of our common stock and 18,668 shares underlying the warrant to purchase shares of our stock. Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, which is the General Partner of Guerrilla Partners, LP and have voting power and investment power over securities held by Guerrilla Partners, LP.

(17)	Includes 10,372 shares of our common stock and 2,074 shares underlying the warrant to purchase shares of our stock.

(18)	Includes 186,683 shares of our common stock and 37,337 shares underlying the warrant to purchase shares of our stock. Ronald Heller is the controlling person for Heller Capital Investments, LLC.

(19)	Includes 186,683 shares of our common stock and 37,337 shares underlying the warrant to purchase shares of our stock. Leigh Curry is the controlling person for Hua Mei 21st Century Partners, L.P.

(20)	Includes 219,532 shares of our common stock and 179,071 shares underlying the warrant to purchase shares of our stock. Michael Schmitz is the control person for Jayhawk Private Equity Fund, LP.

(21)
Includes 13,822 shares of our common stock and 54,799 shares underlying the warrant to purchase shares of our stock. Michael Schmitz is the controlling person for Jayhawk Private Equity Co. Investment Fund, LP.

(22)	Includes 10,372 shares of our common stock and 2,074 shares underlying the warrant to purchase shares of our stock.

(23)
Includes 239,310 shares of our common stock and 47,862 shares underlying the warrant to purchase shares of our stock. Dick Keim has sole voting and investment control over the securities held by Kensington Partners, LP.

(24)	Includes 15,557 shares of our common stock and 3,111 shares underlying the warrant to purchase shares of our stock.

(25)	Includes 124,456 shares of our common stock and 24,891 shares underlying the warrant to purchase shares of our stock. L.O. Heidtke is the controlling person for Midsouth Investor Fund, L.P.

(26)	Includes 70,006 shares of our common stock. Stephen Monticelli is the controlling person for Mosaic Partners, L.P.

(27)	Includes 18,805 shares of our common stock and 3,761 shares underlying the warrant to purchase shares of our stock.

(28)
Includes 77,785 shares of our common stock and 15,557 shares underlying the warrant to purchase shares of our stock. Marc K. Swickle has sole voting and investment control over the securities held by Professional Offshore Opportunity Fund, Ltd.

(29)	Includes 93,342 shares of our common stock and 18,668 shares underlying the warrant to purchase shares of our stock. Richard Squires is the controlling person for RS Holdings, Inc.

(30)	Includes 77,785 shares of our common stock Bruce Winson is the controlling person for Saunders Capital Masters Fund, L.P.

(31)
Includes 77,783 shares of our common stock and 15,557 shares underlying the warrant to purchase shares of our stock. Rima Salam has sole voting and investment control over the securities held by Silver Rock I, Ltd.

(32)	Includes 62,228 shares of our common stock and 12,446 shares underlying the warrant to purchase shares of our stock. Richard Squires is the controlling person for SPI Dallas Investments, L.P.

(33)	Includes 93,342 shares of our common stock and 18,668 shares underlying the warrant to purchase shares of our stock. Richard Squires is the controlling person for SPI Hawaii Investments, L.P.

(34)	Includes 77,785 shares of our common stock and 15,557 shares underlying the warrant to purchase shares of our stock. Richard Squires is the controlling person for Squires Family, L.P.

(35)	Includes 1,866,833 shares of our common stock. Daniel Weissman is the controlling person for Tradelink Securities, LLC.

(36)	Includes 31,114 shares of our common stock. Stephen Monticelli is the controlling person for Triwizards Fund, L.P.

(37)	Includes 23,335 shares of our common stock. Stephen Monticelli is the controlling person for Turicum Private Bank, Ltd.

(38)	Includes 902,302 shares of our common stock.

(39)	Includes 10,371 shares of our common stock and 2,074 shares underlying the warrant to purchase shares of our stock.

(40)	Includes 31,114 shares of our common stock and 6,223 shares underlying the warrant to purchase shares of our stock.

(41)
Includes 29,757 shares underlying the warrant to purchase shares of our stock, which warrant was transferred by Sterne Agee & Leach, Inc. Sterne, Agee & Leach, Inc. is a broker-dealer who received the warrants as compensation for its investment banking services.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

PLAN OF DISTRIBUTION

The selling stockholders, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interest in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interest therein:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	Through writing or settlement options or other hedging transactions, whether through an options exchange or otherwise;

•	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	A combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this Prospectus, or under an amendment to this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

In connection with the sale of our common stock or interest therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be purchase price of the common stock less discounts or commission, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the Prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. Such fees and expenses are estimated to be $1,240,000. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this Prospectus.

We have agreed with the selling stockholders to keep the registration statement of which the Prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this Prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF SECURITIES

COMMON STOCK

As of February 1, 2010, we have 28,383,022 shares of common stock outstanding and a total of 1,021,1873 warrants outstanding as described herein. We do not have any other outstanding options or convertible securities. Our authorized capital stock consists of 100,000,000 common shares, $0.001 par value per share and 1,000,000 preferred shares, par value $0.001 per share. All shares of common stock are entitled to share equally in dividends from sources legally available, therefore, when, as and if declared by our board of directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets available for distribution to our stockholders.

Our board of directors is authorized to issue additional shares of common stock not to exceed the amount authorized by our Amended Articles of Incorporation, on such terms and conditions and for such consideration as our board may deem appropriate without further stockholder action. However, the board of directors shall maintain a reserve from its duly authorized shares of common stock to allow for the exercise of the warrants issued pursuant to the Securities Purchase Agreement.

VOTING RIGHTS

Each holder of common stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of common stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to our board of directors.

DIVIDEND POLICY

Pursuant to a Stock Purchase Agreement with Halter Financial Investments, L.P. dated September 13, 2007, we paid a special cash dividend in the aggregate amount of $392,028, or $0.364 per share, to holders of our common stock outstanding as of September 12, 2007.

Other than the cash dividend describe above, we have never paid or declared dividends. However, holders of our common stock are entitled to dividends if declared by the board of directors out of funds legally available. We do not, however, anticipate the declaration or payment of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of the board of directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

PREFERRED STOCK

We are authorized to issue up to 1,000,000 shares of $0.001 par value preferred stock. We have no shares of preferred stock outstanding. Under our Amended Articles of Incorporation, our board of directors has the power, without further action by the holders of the common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the board of directors. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock.

The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock. The Company’s Bylaws or Articles of Incorporation do not contain any other provisions that would have the effect of delaying or preventing a change in control.

WARRANTS

We have granted a group of accredited investors three-year warrants to purchase up to 1,239,888 shares of our common stock exercisable at any time at a price equal to $4.1782 per share. As of February 1, 2010, 1,081,504 and 67,113 warrants to purchase shares of common stock had been exercised pursuant to the cashless exercise and cash provisions of the warrants, respectively and 509,282 shares of common stock were issued.

We issued warrants to Sterne Agee & Leach, Inc.’s designee, for the purchase of up to an aggregate of 557,950 shares of our common stock, which warrants are for a term of three years from issuance and have an exercise price of $4.1782 per share or on a cashless exercise basis.

Our consultants also received three-year warrants to purchase up to an aggregate of 371,966 shares of our common stock, which may be exercised at any time at a price equal to $4.1782 per share.

The exercise price of the foregoing warrants was determined based on the offering price of our common stock sold in the private placement transaction completed on November 17, 2007.

STOCK TRANSFER AGENT

Interwest Transfer Co., Inc. has been appointed to us to serve as our stock transfer agent. Their mailing address is 1981 East 4800 South, Suite 100, Salt Lake City, Utah, 84117. Their phone number is (801) 272-9294.

SHARES ELIGIBLE FOR FUTURE SALE

As of February 1, 2010, we had 28,383,022, outstanding shares of common stock.

Shares covered by this Prospectus

All of the 12,143,325 shares being registered in this offering may be sold without restriction under the Securities Act.

Rule 144

The resale of shares that are held by our affiliates and the resale of shares that are held by non-affiliates for a period of six months are governed by the following requirements of Rule 144 of the Securities Act.

In general, under Rule 144, a person (or persons whose shares are aggregated) who is an affiliate and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which as of February 1, 2010 would equal 283,830shares; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing notice on Form 144 with respect to such sale.

Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale of shares of our common stock, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the current public information requirement.

Rule 144 also provides that affiliates that sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this Prospectus.

All of the outstanding restricted shares of common stock as of February 1, 2010 are eligible for resale under Rule 144, although 11,860,537 of such shares are owned by affiliates.

SEC Position on Rule 144 Sales

The SEC has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination act as “underwriters” under the Securities Act when reselling the securities of a blank check company acquired prior to the consummation of its initial public offering. The SEC has adopted amendments to Rule 144 that now make Rule 144 available to promoters or affiliates of blank check companies and their transferees one year after the consummation of a business combination by a blank check company.

INTEREST OF NAMED EXPERTS AND COUNSEL

ACCOUNTANTS

The Audited Financial Statements included in this Prospectus and in the registration statement have been audited by  ZYCPA Company Limited (formerly Zhong Yi (Hong Kong) C.P.A. Co., Ltd.) for the years of 2008, 2006, 2005 and 2004, and by Cordovano and Honeck LLP for the year of 2007, independent registered public accounting firms, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firms as experts in auditing and accounting. ZYCPA Company Limited’s address is 9/F., Chinachem Hollywood Center, 1-13 Hollywood Road, Central, Hong Kong and their telephone number is 852-2573-2296. Cordovano and Honeck LLP’s address is 10779 E Ida Pl, Englewood, Colorado USA and their telephone number is 303-741-6494.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by McLaughlin & Stern LLP.

DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT & ORGANIZATION WITHIN LAST FIVE YEARS

Overview

We are a holding company whose primary business operations are conducted through our direct, wholly owned subsidiary, Ocean Technology, and its subsidiaries - Rixiang, Jixiang and Mingxiang. We engage in the business of processing, distribution and sale of processed seafood products, as well as the sale of marine catch. Our objective is to establish ourselves as a leading producer of processed seafood products in the PRC and overseas markets.

Our Corporate Structure

Our Corporate History

We were incorporated in the State of Nevada on October 1, 1999 under the name New Paradigm Productions, Inc. to engage in the production and marketing of meditation music and related supplies.

Starting January 1, 2000, we commenced a private placement of our common stock in reliance upon an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. We offered 100,000 shares of our common stock at $0.35 per share to certain accredited investors. The offering closed in March 2000 and we raised gross proceeds in the amount of $35,000. As a result of the offering~~,~~ our issued and outstanding common stock increased from 900,000 shares to 1,000,000 shares.

On July 5, 2000, we filed a registration statement on Form SB-2 with the Securities and Exchange Commission or the SEC under the Securities Act, to register shares of our common stock (Registration Statement No. 333-40790). The registration statement was declared effective on October 26, 2000. We sold 77,000 shares of our common stock pursuant to registration statement, raising a total of $77,000 in gross proceeds. As a result of the offering, our issued and outstanding common stock increased to 1,077,000 shares.

On September 13, 2007, we entered into a Stock Purchase Agreement (“SPA”) with Halter Financial Investments, L.P., a Texas limited partnership (“HFI”) pursuant to which we agreed to sell to HFI, 1,005,200 shares of our post reverse stock-split common stock for $400,000. After consummation of the transaction, HFI became the holder of 1,005,200 shares of our common stock, or 87.5% of the 1,148,826 shares of our then outstanding common stock. In addition, the terms of the SPA required us to declare and pay a special cash dividend of $0.364 per post stock-split share to our shareholders of record as of September 12, 2007. Stockholders holding a total of 1,077,000 shares received a special cash dividend in the total amount of $392,028 which amount was funded with proceeds from the stock sale. Effective on September 25, 2007, we effectuated a 7.5 to 1 reverse stock split and increased our authorized shares of common stock to 100,000,000.

Upon the closing of the HFI transaction, Jody St. Clair resigned as our sole director and executive officer and in anticipation of her resignation, she appointed Richard Crimmins as our sole director, President, Secretary-Treasurer, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

We discontinued our principal operations as of December 2002 and have been, until our reverse acquisition with Ocean Technology on November 17, 2007 described below, investigating potential acquisitions or opportunities.

Acquisition of Ocean Technology and Related Financing

On November 17, 2007, we completed a reverse acquisition transaction with Ocean Technology through a share exchange with Ocean Technology’s former stockholders. Pursuant to the share exchange agreement, the shareholders of Ocean Technology exchanged 100% of their outstanding capital stock in Ocean Technology for approximately 15,624,034 shares of our common stock, or approximately 93.15% shares of our outstanding common stock after the share exchange. In connection with the share exchange, a majority of our shareholders of record as of November 16, 2007 approved a resolution by our board of directors to change our name from New Paradigm Productions, Inc. to China Marine Food Group Limited. The name change became effective on January 9, 2008 upon the filing of a Certificate of Amendment to our Amended Articles of Incorporation with the State of Nevada on the twentieth day following the mailing of a Definitive Information Statement to our shareholders. Concurrently with the closing of the reverse acquisition on November 17, 2007, we completed a private placement of our securities to certain accredited investors who subscribed for units consisting one share of common stock and a warrant to purchase one-fifth of one share of our common stock. The investors subscribed for aggregate of 6,199,441 shares of our common stock and warrants to purchase an aggregate of 1,239,888 shares of our common stock at $3.214 per unit. The units were offered and sold pursuant to exemptions from registration under the Securities Act, including without limitation, Regulation D and Regulation S promulgated under the Securities Act. Each warrant issued to the investors has a term of three years and is exercisable at any time for a price equal to $4.1782 in cash or on a cashless exercise basis.

In connection with the private placement, our principal stockholder, Pengfei Liu, entered into a make good agreement pursuant to which Mr. Liu agreed, subject to certain conditions discussed below, to place into an escrow account, 6,199,441 shares of common stock of the Company he beneficially owns. If we had not generated net income of $10.549 million for the fiscal year ending December 31, 2008, up to 50% of the shares held in escrow would have been transferred to the private placement investors. Since we met the minimum net income thresholds for 2008, such shares were returned to Mr. Liu.  If we do not generate net income of $14.268 million for the fiscal year ending December 31, 2009, the remaining shares held in escrow will be transferred to the private placement investors, on a pro rata basis in accordance with the following formula: If the 2009 net income threshold is not achieved then an amount of shares equal to (($14.268 million - 2009 adjusted net income)/$14.268 million) multiplied by 50% of the escrowed shares will be transferred to the private placement investors. In the event that the net income for 2009 meets the minimum net income threshold, then no transfer of the escrowed shares shall be made to the private placement investors and the shares will then be returned to Mr. Liu.

Additionally, upon the close of the reverse acquisition, Richard Crimmins, our sole director, submitted his resignation letter pursuant to which he resigned from all offices of the Company he holds which resignations became effective immediately. Mr. Liu replaced him as our Chief Executive Officer and Interim Secretary effective on the close of the reverse acquisition. Prior to the effective date of the reverse acquisition, Mr. Liu served at Ocean Technology as its Chief Executive Officer.

For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Ocean Technology as the acquirer and China Marine Food Group Limited as the acquired party. When we refer in this Prospectus to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Ocean Technology on a consolidated basis unless the context suggests otherwise.

Background History of Ocean Technology

Prior to the establishment of Mingxiang, Pengfei Liu, our founder, Executive Chairman and CEO of our Company, was engaged in the trading of marine catch from 1983 to 1994, where he bought marine catch from local suppliers and sold them to seafood traders in other regions such as Zhejiang Province.

In March 1994, Pengfei Liu, through his company Shishi City Xiangzhi Dabao Seafood Processing Factory, entered into a joint venture with Zhoushan Fishery Processing Factory to establish Mingxiang, to engage in the processing and sale of seafood products. Mingxiang established its place of business close to Xiangzhi (Shishi) Port, which is one of the largest fishing ports in the Fujian Province, occupying premises with a land area of  about 3,300 sq.m. Mingxiang then commenced business as a small enterprise processing and supplying roasted file fish to customers in Fujian and Zhejiang Provinces.

Our business grew steadily between 1994 and 1997. In 1997, to protect the goodwill that had been built up for our products sold under our “Mingxiang (明祥)” brand, we registered the “Mingxiang” brand in the PRC as a trademark. The trademark covers marine food products such as dried fish slices, roasted shelled prawns and shredded squid.

In 1998, we added shredded roasted squid to our range of products and expanded our production facilities to occupy a land area of about 8,000 sq.m. At that time, we employed about 40 employees. We also commenced the construction of cold storage facilities occupying a land area of about 2,000 sq.m. and with a storage capacity of 1,000 tons.

In 1999, we completed the construction of our cold storage facilities. The new cold storage facilities increased the shelf-life of and enabled the prolonged storage of the raw materials, works-in-progress and finished products of our processed seafood products. With the cold storage facilities, we became less susceptible to seasonal fluctuations in market demand and supply of raw materials and products. This significantly increased our processed seafood production capacity.

In 2000, we expanded our product range to include roasted prawns. We also acquired an additional land of about 7,300 sq.m. at our business premises to build additional production facilities as well as office and staff dormitory facilities.

Through a series of equity transfers agreements from 1996, Mr. Liu and his spouse Yazuo Qiu acquired full control of Mingxiang in 2001. With the change in shareholders’ control and the expanded scope of business to include export activities, we obtained a new business license for Mingxiang on April 9, 2001. In the same year, we obtained an import-export license from the Fujian Province International Trade Cooperation Bureau. We believe we were one of the first domestic companies in the processed seafood industry in Quanzhou City, Fujian Province to obtain this license. This was a significant milestone in our history as the license allowed us to export these products to foreign markets. In the same year, we commenced the export of our processed seafood products to Japan.

We also established Jixiang in 2001. Jixiang is our property-holding company, and owns the building ownership rights to all our properties save for two properties which are owned by Mingxiang.

All our land use rights and properties, including production plant, cold storage facility, office tower and staff dormitory, are managed by these two property holding companies, Mingxiang and Jixiang. In particular, Mingxiang is responsible for the rental income related to the collection on the 33 shop spaces at our factory in Dabao Industrial Zone. The rental contracts are based on 1-year lease term. The operations of these two property holding companies are solely property management.

In 2002, our “Mingxiang” brand was recognized as a “Fujian Province Famous Brand”. In June of the same year, we commenced our marine catch business, through the chartering of two fishing vessels with an aggregate net tonnage of 44 tons.

In 2003, we commenced the export of our dried processed seafood products to the Russian market. In May 2004, Ocean Technology., a company incorporated in Hong Kong and wholly-owned by Pengfei Liu, established Rixiang, a limited liability company with a registered capital of US$1,000,000. Rixiang carried on the main businesses of processing and storage of marine food and marine catch. Since January 2005, Rixiang has been the operating subsidiary of our Company.

In 2003, we also completed the construction of additional cold storage facilities. The new cold storage facilities increased our cold storage capacity from 1,000 tons to 2,020 tons.

We also started selling frozen processed seafood products, which include frozen whole squids and fishes in 2003. Since then, our frozen processed seafood product range has expanded to include readily consumable products, including squid rings and slices and octopus cuts and slices.

In 2003 and 2004, the processing of our frozen seafood products involved only basic processing (such as cleaning, washing, sorting and packing). From 2005, our frozen processed seafood products processes shifted to more advanced processing as we observed a growing market in processed seafood products such as squid slice, octopus cuts, octopus slices and squid rings.

In April 2006, our subsidiary Rixiang entered into a memorandum of understanding for research and development collaboration with the Ocean University of China in order to further develop our product development capabilities.

In November 2009, Mingxiang won the auction for the purchase of the 40-year use right of a land in Shishi City, Fujian.   Covering an area of 8,691.4 square meters, the land is located next to the fishing port and the Registrant’s processing facilities in Shishi City. We plan to build cold storage facilities on the land with a capacity of approximately 20,000 tons. We intend to complete the construction in late 2010.  See “Description of Business - Production Facilities and Process.” .

On January 1, 2010, Mingxiang exercised its option to purchase.  Xianghe is a manufacturer of the branded Hi-Power algae-based soft drinks. Xianghe has developed a network of distributors in Fujian, Zhejiang, Guangdong and Hunan which sell Hi-Power to retail food stores, restaurants food supply dealers and the hospitality industry.  In November 2009, Mingxiang entered into a Credit or Share Purchase Option Agreement (the “Option Agreement”) with Qiu Shang Jing (“Qiu”) and. Xiangshe. Under the Option Agreement  Mingxiang  made a loan to Xianghe in the amount of RMB180,500,000 (approximately $26,400,000).   The purchase price payable to Qiu consisted of RMB9,500,000 (approximately $1,400,000) payable by Mingxiang and RMB180,500,000 payable by Xianghe.   Mingxiang purchased shares representing eighty percent (80%) of Xianghe from  Qiu.  See “Description of Business – New Products”.

We have grown from a domestic market-oriented seafood enterprise with over 80 employees in 2003 into a medium-sized nationwide seafood enterprise with advanced processing facilities and equipment. As of  September 30, 2009, we had 769 employees. Our employees currently include 10 research and development staff.

OUR PRINCIPAL PRODUCTS AND THE MARKET

We are a seafood producer engaged in the processing, distribution and sale of processed seafood products under our “Mingxiang” brand, as well as the sale of marine catch.

Our business philosophy may be summarized in the following phrase:

“To achieve benefits through innovation, and to develop new markets through branding”

Our dried processed seafood products are predominantly sold under our registered trademark, the “Mingxiang (明祥)” brand. These products are sold through 19 distributors in seven provinces in the PRC such as Fujian, Guangdong, Jiangsu, Shandong, Sichuan,  Zhejiang and Liaoning and in turn sub-distributed to about 2,200 retail points (including major supermarkets and retailers such as Wal-Mart and Carrefour) throughout these provinces. In September 2009, we reached agreement with a Hong Kong based confectionary store chain which will use our seafood snack foods exclusively for a private label program for chain’s planned 300 store roll-out in the PRC in 2009. Our frozen processed seafood products are sold to both domestic and overseas customers. Our marine catch is sold to customers in Fujian and Shandong Provinces, some of whom directly export the marine catch to Japan, South Korea and Taiwan.

Our business premises are located close to Xiangzhi (Shishi) Port, the largest fishing port in Fujian Province and one of the state-level fishing port centers. We have also been designated as a state base for the quality control testing of marine products in Fujian Province.

Our objective is to establish ourselves as a leading producer of processed seafood products in the PRC and overseas markets.

Processed Seafood Products

Using a combination of Japanese traditional seafood processing methods and modern scientific seafood processing techniques, our product development efforts during the period under review have yielded 25 processed seafood products comprising dried seafood products such as roasted squid, roasted file fish, roasted prawns, shredded roasted squid and smoked eel as well as frozen processed seafood products. Our frozen processed seafood products include frozen Japanese butter fish, frozen octopus and frozen squid rings. Our production facilities are located at Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province, occupying a total land area of 17,600 sq.m. This includes cold storage facilities with a total storage capacity of 2,020 tons. We have five production lines for the processing of our roasted file fish, roasted prawns, shredded roasted squid, roasted squid and smoked seafood products.

We have established sales networks in various large and medium sized cities in the PRC and our export markets, such as Japan and Russia. We believe our products are sold by some of our distributors to end-consumers in South Korea, Taiwan and Ukraine. Our dried processed seafood products are mainly sold in supermarkets in Fujian and Zhejiang Provinces and their surrounding areas, and through our sales network through 19 distributors, each of whom have its own sales network and are authorized by us to distribute our products exclusively in a specific vicinity.

Our sales to domestic and foreign markets for the fiscal years ended December 31, 2005, 2006, 2007 and 2008; and for the nine months period ended September 30, 2009 and 2008 are set out below:

Dried Processed Seafood Products

	Year ended December 31,				Period ended September 30,
	2005	2006	2007	2008	2009	2008
	(%)	(%)	(%)	(%)	(%)	(%)

PRC sales	93.2	98.8	99.3	99.2	100.0	98.9
Export sales (1)	6.8	1.2	0.7	0.8	0.0	1.1

 Notes:

(1)	The decrease in export sales was mainly due to our increased marketing efforts in the PRC, which resulted in higher domestic sales.

Frozen Processed Seafood Products

	Year ended December 31,				Period ended September 30,
	2005	2006	2007	2008	2009	2008
	(%)	(%)	(%)	(%)	(%)	(%)

PRC sales (1)	96.4	97.3	100.0	48.9	-	48.9
Export sales (2)	3.6	2.7	-	51.1	-	51.1

Notes:

(1) These comprise sales to local distributors made on an ad hoc basis.

(2) These comprise sales to foreign distributors.

Our dried processed seafood products are predominantly sold under our registered trademark, the “Mingxiang” brand.

A portion of our frozen processed seafood products are consumed directly by end-consumers with little or no additional processing. All our dried and frozen processed seafood products are manufactured free of preservatives. We use ingredients such as sugar, salt and spices in the production of our dried processed seafood products. The raw materials for our processed seafood products are obtained through fresh marine catch and not from seafood breeding farms.

We have obtained the “Green Food” awards in respect of our roasted file fish, frozen fish, roasted king prawns and shredded squid. We are committed to the highest standards of quality control in the production of our processed seafood products, as evidenced by our ISO9001, ISO14001, HACCP certification and the EU export registration.

Our credit-worthiness, quality and processed seafood products have received considerable acknowledgement and favorable feedback from the public. Please refer to the section “Awards and Certification” of this Prospectus for further details of the awards and certifications that we have received.

Today, our products are exported to many countries including Japan, Russia and Ukraine. Mingxiang is a State-designated base for quality assurance testing of marine products. Please see the section “Quality Assurance” of this Prospectus for more details.

Marine Catch

In 2006 and 2007, we engaged in the sale of marine catch. We worked with local fishermen and charter six fishing vessels with an aggregate net tonnage of 256 tons, to harvest marine catch from the East China Sea and the Taiwan Strait. Our marine catch was harvested from the deep seas and was not bred through aquaculture.

The marine catch was sold to seafood traders in Fujian and Shandong Provinces, the PRC, some of whom directly export the marine catch to Japan, South Korea, and Taiwan. To preserve the freshness of the marine catch sold to our customers, we constantly packed the harvested marine catch in ice and endeavored to deliver the marine catch to our customers within the shortest time practicable. Upon the return of the vessels to Xiangzhi (Shishi) Port, a small proportion of the marine catch was sold to our customers at Xiangzhi (Shishi) Port itself, and the rest was transported back to our business premises at Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province for further sorting and packing. Thereafter, most of our marine catch was collected by our customers at our business premises, and a small proportion was transported to our customers at their respective destinations. Please refer to the section “Production Facilities and Processes” of this Prospectus for further details as to the fishing operations conducted for the sale of our marine catch.

Due to the nature of the fishing operations, the size of a customer’s order typically depends on the volume of marine catch that the fishing vessels harvest in a fishing trip. A customer therefore typically places an order only after receiving information as to the volume of marine catch harvested in a fishing trip. Our marine catch is priced based on market price, fishing yield and seasonality. We believe these factors do not cause substantial fluctuations in the prices of our marine catch.

Starting from 2008, we did not charter any fishing vessels nor harvest the marine catch ourselves. Instead, we buy the marine catch from the suppliers and then sell to the customers on a direct basis. The marine catch is predominantly sold to overseas customers and distributors in Fujian, Shandong and Liaoning provinces, some of whom directly export the marine catch to South Korea and Taiwan.

Our Products

Our products can be divided into two main categories, namely (1) processed seafood products; and (2) marine catch. All of our production is undertaken by our subsidiary, Rixiang.

The following table sets out some of our main products, as well as the main markets in which they are sold:

Processed Seafood Products	Products / Species	Main Markets Markets in the PRC	Foreign Markets

(a) Dried processed seafood products
Roasted file fish, shredded roasted squid, roasted squid, smoked eel, roasted prawn, Jingdu roasted fish, barbecued squid, sliced barbecued squid, sliced roasted octopus, spicy sliced octopus, spicy baby squid, spicy sliced squid, spicy squid head
		Zhejiang Province Fujian Province Shandong Province Greater Shanghai Region Guangdong Province Sichuan Province Beijing City	Japan, Russia and Ukraine

(b) Frozen processed seafood products	Cuttlefish, octopus, pomfret, shelled prawns, sliced squid	Shandong Province (for sale in South Korea) Fujian Province (for sale in Taiwan) Liaoning Province	Japan

Marine Catch	Cuttlefish (Sepia esculenta), hairtail fish (Trichiurus japonicus), Japanese butter fish (Psenepis Anomala), squid (Loligo bleekeri), horse mackerel	Fujian Province (for sale in Taiwan) Shandong Province (for sale in South Korea and Japan)	Philippines and Papua New Guinea

Processed Seafood Products

We purchase fresh seafood, the primary ingredient from which our dried and frozen processed seafood products are manufactured, from fishermen and traders. Our raw materials are stored in cold storage facilities located at our production facilities. The production processes of our dried and frozen processed seafood products are described in further detail under the section “Production Facilities and Process”.

Dried Processed Seafood Products

Roasted file fish	Roasted squid	Roasted prawn	Smoked eel

The main dried processed seafood products manufactured by us are roasted file fish, shredded roasted squid, roasted squid, smoked eel and roasted prawn.

The ingredients used in the production of our dried processed seafood products are fresh seafood (such as fish, prawns and cuttlefish), natural flavoring, sugar, salt and spices.

Frozen Processed Seafood Products

Pomfret	Octopus	Shelled prawns	Sliced squid

Our frozen processed seafood products comprise cuttlefish, octopus, pomfret, shelled prawns and sliced squid. Some of our frozen seafood products (such as cuttlefish and squid) are packaged and can be consumed without additional processing. Our other frozen processed seafood products are intermediate products sold to our customers for further processing before sale to the end-consumer. Our frozen processed seafood products are mainly exported to Japan and South Korea directly or through our customers.

Marine Catch

The principal species of marine catch harvested in the East China Sea and Taiwan Strait and sold by our Company are as follows:

Cuttlefish (Sepia esculenta)

Cuttlefish is commonly found in the East China Sea and the Taiwan Strait. Cuttlefish is often processed and sold as fresh sushi and snacks.

Hairtail Fish (Trichiurus japonicus)

Hairtail fish, usually found in the East China Sea and the Taiwan Strait, is one of the best-selling marine catch in the PRC. It is a regular dish for home working and fine-dining restaurants

Japanese Butter Fish (Psenepis Anomala)

Japanese butter fish is usually found in the East China Sea and the Taiwan Strait between September and November every year.

Squid (Loligo bleekeri)

Squids are commonly found in the seas of the Taiwan Strait. Squid contains many nutrients such as proteins, fats, carbohydrate, calcium and phosphorus. Its fine taste and springy texture makes the squid a popular food with consumers.

Production Facilities and Process

The production of our dried and frozen processed seafood products is carried out at our production facilities in Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province.  At December 31, 2008, we own five production lines for the manufacture of dried processed seafood products and one production line for the manufacture of frozen processed seafood products. After the upgrade of our production facilities in 2008, the maximum annual production capacities of our production lines increased to about 7,500 tons of dried processed seafood products and 2,500 tons of frozen processed seafood products. The construction of our new facilities, which increased production capacity by 100%, was completed and commenced full operation by the third quarter  end of  2009.  We also own cold storage facilities with cold storage capacity of 2,020 tons.

On November 6, 2009, Mingxiang won the auction for the purchase of the 40-year use right of a land in Shishi City, Fujian. Covering an area of 8,691.4 square meters, the land is located next to the fishing port and the Registrant’s processing facilities in Shishi City. The fishing port in Shishi is one of the five largest fishing ports in the PRC. The purchase price for the land use right is RMB 15.55 million ($2.28 million), of which 50% ($1.14 million) will be paid within 20 days and the balance ($1.14 million) within 60 days. We plan to build cold storage facilities on the land with a capacity of approximately 20,000 tons, to take advantage of its proximity to the port where we obtain fresh seafood catch to be processed into seafood products. We intend to finance the total estimated $20 million in land use right and construction costs from funds generated by operations and expect to complete the construction in late 2010.  Closing of the acquisition is subject to execution of a formal agreement with the local land and resources department, which agreement is expected to be executed in early 2010.

We place great emphasis on quality assurance at every stage of our production process and have clearly defined procedures to manufacture products of consistently high quality. Please refer to the section “Quality Assurance” of this Prospectus for more details.

Dried Processed Seafood Products

The key stages of our production process for our dried processed seafood products are as follows:

1.
Receiving and storing raw and packaging materials. All raw materials undergo visual inspection to ensure freshness and firmness before they are accepted and stored. Inspection is carried out by way of random sampling.

Samples are taken from each batch of raw materials and sent to the quality control department where physical (e.g. visual inspection), chemical and micro-organism tests are conducted. Raw materials which do not adhere to our requirements are rejected.

Our other ingredients such as salt, sugar and spices are sourced from suppliers within the PRC. They are stored in warehouses or temperature-controlled facilities after inspection and approval.

Our packaging materials are kept in a warehouse after they have been inspected and approved.

2.
Ice-packing. To maintain the freshness of our raw materials, a portion of the raw materials is packed in ice and transported directly to our production facilities for processing, whereas the remaining raw materials are packed in ice and transported to our cold storage facilities for storage at minus two to two degrees Celsius for no longer than 24 hours, upon which they must be delivered to the production facilities for processing.

3.	Cleaning. At the production facilities, the raw materials are cleaned by removing unwanted portions such as heads, innards and shells.

4.	Slicing. The raw materials are then sliced on stainless steel tables.

5.
Washing and draining. The raw materials are then sent to the washing pool for washing so as to remove oil, blood stains, remnant innards and other stains. After washing, the raw materials are drained to remove excess water content.

6.
Marinating and adding flavoring. Other ingredients such as salt, sugar and spices are then added in the required amounts according to our recipes, left to marinate for a set period and mixed at stipulated intervals.

7.
Steam-drying / Roasting. The raw materials are arranged on wire mesh trays, which are stacked in trolleys and rolled into a heating machine. Roasting takes place under controlled temperatures via a roasting conveyor belt, where moisture levels are monitored. Depending on the product, we will slice or shred the raw materials after roasting.

8.
Weighing, packaging and metal detection. The dried processed seafood products are then packed into their respective packaging materials and sealed. After a calibrated metal detector to ensure that the products do not contain any traces of metal particles. Metal contamination might have been inherent in the raw materials or caused by production process of which some stages are automated.

9.
Packing and delivery. The packets of dried processed seafood products are then packed into boxes, which are then stored in our warehouse. Our products are delivered to customers on a “first in, first out” basis.

Frozen Processed Seafood Products

Part of the production of our frozen processed seafood products is carried out in a sterile sealed production unit. The key stages of our production process for our frozen processed seafood products are as follows:

1.
Receiving and storing raw materials. As with our dried processed seafood products, all the raw materials for our frozen processed seafood products undergo inspection and approval before they are accepted and stored. Inspection is carried out by way of random sampling. Samples are taken from each batch of raw materials and sent to the quality control department where physical (e.g. visual inspection), chemical and micro-organism tests are conducted. Raw materials which do not adhere to our requirements are rejected.

Packaging materials are kept in a warehouse after they have been inspected and approved.

2.
Ice-packing. To maintain the freshness of our raw materials, a portion of the raw materials is packed in ice and transported directly to our production facilities for processing, whereas the remaining raw materials are packed in ice and transported to our cold storage facilities for storage at minus two to two degrees Celsius for no longer than 24 hours, upon which they must be delivered to the production facilities for processing. These raw materials are removed from cold storage only immediately prior to processing.

3.	Cleaning and washing. At the production facilities, the raw materials are cleaned by removing unwanted portions such as heads, innards and shells.

4.	Selection. The raw materials are selected based on weight for further processing.

5.	Slicing and shaping. The raw materials are then cut into slices and trimmed in order to attain the desired dimensions.

6.	Cleaning and sterilizing. The raw materials then undergo further cleaning and sterilizing in order to remove bacteria.

7.	Grooving. Where necessary for some of our sliced products, grooves are made on the slices. The grooves enable better absorption of condiments during consumption.

8.	Arranging and packaging. The slices are then placed in neat arrangements in designated packs.

9.	Quick freezing. The slices are then sent for quick freezing to a temperature of minus thirty-five degrees Celsius.

10.	Metal detection. The products are then passed through a metal detector to ensure they do not contain any metal particles.

11.
Packing and delivery. The products are then packed and sealed. All the packaged products are then stored immediately in our cold storage facilities, where they are delivered in a “first in, first out” basis. Our products are transported in refrigerated containers which must comply with required standards of cleanliness and hygiene. Delivery is provided by a third-party logistics company using refrigeration containers at below minus 18 degrees Celsius.

Awards and Certifications

As testimony to the quality of our products, our credit worthiness in the PRC business community as well as our management capabilities, we have received several awards and certification in the course of our history, as listed below:

Year	Subsidiary	Award	Period	Awarding Body	Significance

November 2001	Mingxiang	Branded Products (fresh roasted prawn, roasted file fish, shredded squid)	2001	2001 China International Agriculture Expo	Recognition of our brand and our branding efforts

December 2001	Mingxiang	National Brand-making Leading Enterprise	-	Ministry of Agriculture, China	Recognition of our efforts to create our brand and increase brand-awareness of our products

January 2002	Mingxiang	Green Consumer Recommendation	2002 - 2003	Fujian Consumer Committee	Recognition of our product quality, environmental friendly products, integrity in our dealings with consumers

April 2003	Mingxiang	Leading Corporation in Processing Agricultural Products (Province level)	-	Fujian Village Enterprise Bureau	Recognition of our efforts and contribution in the development of processed agricultural products

April 2003	Mingxiang	A-Grade Tax Payer	2004 – 2005	Quanzhou District Tax Bureau

August 2003	Mingxiang	Quanzhou Contract-Abiding Creditworthy Enterprise	2001 - 2002	Quanzhou Civil Administration	Recognition of integrity in our operations and commercial dealings

September 2003	Mingxiang	Fujian Province Aquatic Industrialization Leading Enterprise	2003 – 2004	Fujian Province Marine Fisheries Bureau, Fujian Department of Finance	Recognition of our efforts and contribution in the development of processed agricultural products

May 1, 2007	Mingxiang	Green Food – roasted file fish	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 1, 2007	Mingxiang	Green Food – dried shredded squid	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 1, 2007	Mingxiang	Green Food – frozen fish	May 2007 – April 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 1, 2007	Mingxiang	Green Food – roasted king prawn	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – roasted file fish	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – dried shredded squid	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – roasted yellow croaker	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – roasted prawn	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – roasted shredded squid	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – roasted fish bones	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – roasted squid	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – squid slices	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

May 17, 2007	Rixiang	Green Food – roasted searobin fillet	May 2007 – May 2010	China Green Food Development Centre	Recognition of environmental awareness, non-pollution in our production chain

January 2004	Mingxiang	Civilized and Creditworthy Enterprise	2002 – 2003	Shishi City Government Civilization Bureau, Shishi City Economic Bureau, Shishi National Tax Bureau, Shishi District Tax Bureau	Recognition of our regard for integrity in our operations, our creditworthiness and contribution to the economy

January 2004	Mingxiang	Quanzhou Agricultural Industrialization Leading Enterprise	For January 2004 – December 2006	Quanzhou Department of Agriculture, Quanzhou Finance Bureau	Recognition of our efforts and contribution in the development of processed agricultural products

September 2008	Mingxiang	Key Leading Enterprise (Province level)	2008 - 2009	Fujian Province Agriculture Industrialization Leading Group	Recognition of our efforts and contribution in the development of processed agricultural products

December 2006	Mingxiang	A-Grade Tax Payer Credit Enterprise	2004 - 2005	Quanzhou National Tax Bureau, Quanzhou District Tax Bureau	Recognition of our tax creditworthiness

December 2004	Mingxiang	National Foodstuff Industry Excellent Leading Enterprise	2003 – 2004	China Foodstuff Industry Association	Recognition of quality of our products

May 2008	Mingxiang	2008 “AAA” bank-rated Creditworthy Enterprise	Valid until April 30, 2009	China Agricultural Bank, Fujian Branch	Recognition of the quality of our enterprise, economic standing, operational efficiency and potential for growth

September 2008	Mingxiang	Fujian Province Famous Brand	Valid for 3 years	Fujian Province Branded Products Authentication Committee	Recognition of our brand and our branding efforts

DISTRIBUTION

Sales and Marketing

Our sales and marketing team comprises 24 employees, headed by our Executive Chairman, Director and CEO Pengfei Liu. The team is responsible for monitoring domestic sales, which includes co-coordinating orders from customers as well as distributing our products to the customers.

Distribution Network

We have established a wide distribution network which allows us to maintain our competitiveness in the industry. Our products are exported to various countries, including Japan, Philippines and Papua New Guinea. We believe our products are sold by some of our distributors to end-consumers in South Korea, Taiwan and Japan.

As of September 30, 2009, we have 19 distributors in seven provinces in the PRC, namely Fujian, Guangdong, Jiangsu, Shandong, Zhejiang, Sichuan and Liaoning, as follows:

Province	No. of Distributors
Fujian	6
Guangdong	1
Jiangsu	1
Shandong	2
Zhejiang	7
Liaoning	1
Sichuan	1

Total	19

These distributors in turn sub-distribute our dried processed seafood products to over 2,200 retail points (including major supermarkets and retailers such as Wal-Mart and Carrefour) throughout these provinces.

One of our main considerations when appointing distributors is the purchasing and consumer spending power in the particular region in which we intend to distribute our products.

Before we appoint new distributors or extend the distribution arrangement with existing distributors to distribute our products in a particular region or country, the potential distributor or existing distributor is subject to our stringent selection or review process. We will only appoint distributors who are able to meet our requirements such as sales target.

We select each distributor based on four criteria:

a.
Strong Financial Background. We require the distributor to provide us with its most recent audited financial statements so we may verify whether its financial status is strong and healthy.  We further require the distributor to settle the bills in cash, without offering any credit terms, in the first year of doing business with us.

b.	Strong Distribution Network. The distributor should have a strong, well-established marketing and distribution network in the corresponding region.

c.
Good Reputation and Track Record.  We only select those distributors with good reputations in the industry in regard to their business background, marketing experience and distribution network.  In particular, the distributor should have a track record in developing and maintaining the brand images of the products it distributes.

d.
Marketing Strategy.  We require the distributor to implement our overall marketing strategy for our products and to supplement it by designing its own marketing plans specifically for the respective region.  The distributor should be able to assist us in building our brand image and achieving a significant market share in a said period of time.

We appoint different distributors for different products in different regions in the PRC and in the various overseas markets.

We usually appoint one exclusive distributor to cover a specific county, district, city or province. Under the distributorship agreements, our distributors are obliged to price and sell our products in accordance with the indicative prices which we provide, and are not permitted to arbitrarily adjust the sale price of the products except in accordance with product promotions. The distributors must also duly carry out market operation activities and promotional methods which are jointly developed with us, and to bear the costs of its own advertisements and marketing activities. The distributorship agreements also contain provisions for the protection of our intellectual property rights.

In addition to selling products under our brands, we have also begun to distribute products under private labels. In September 2009, we reached agreement with a Hong Kong based confectionary store chain which will use our seafood snack foods exclusively for a private label program for the chain’s planned 300 store roll-out in China in 2009.

For our export sales, we sell our products through sales agents or traders in the PRC or directly to distributors in the overseas market.

Our sales and marketing team is also responsible for marketing our products within the PRC. The team contacts and visits our customers regularly to obtain feedback and suggestions on our products, and to foster and build our relationships with them. We normally sign distributorship agreements with a one-year term. Our agreements stipulate the price range in which the distributors may sell our products and also stipulate sales targets which our distributors have to achieve before the agreements are renewed.

We advertise our products regularly in supermarket brochures, and outdoor billboards. We also participate in exhibitions in the PRC such as the China Export Trade Fair and the China Seafood Exposition, as well as overseas exhibitions such as those in South Korea, Japan and Boston, USA.

NEW PRODUCTS

AlgaeBased Soft Drinks

On November 27, 2009, Mingxiang entered into a Credit or Share Purchase Option Agreement (the “Option Agreement”) with Qiu Shang Jing (“Qiu”) and Shishi Xianghe Food Science and Technology Co., Ltd. (“Xianghe”). Xianghe is a Fujian-based manufacturer of the branded Hi-Power algae-based soft drinks. Hi-Power was developed by the Yellow Sea Fisheries Research Institute Chinese Academy of Fishery Sciences in coordination with the founder, Qiu. Xianghe has developed a network of distributors in Fujian, Zhejiang, Guangdong and Hunan which sell Hi-Power to retail food stores, restaurants food supply dealers and the hospitality industry. In the event that Mingxiang purchases Xianghe, it intends to integrate the product into Mingxiang’s distribution network.

The Option Agreement provides for Mingxiang to make a loan to Xianghe in the amount of RMB180,500,000 (approximately $26,400,000) to be used for working capital purposes. In consideration for the loan, Mingxiang received the option to buy shares representing eighty percent (80%) of Xianghe from its sole shareholder, Qiu. The interest rate on the loan is 5.0% per annum. Qiu agreed to pledge all of his shares in Xianghe to guarantee the performance by Xianghe under the Option Agreement. Mingxiang intends to fund the loan from the currently available cash of Mingxiang and the Registrant.

The maturity date of the loan is January 26, 2010. Upon maturity of the loan, Mingxiang may elect to exercise the option to purchase shares representing eighty percent (80%) of Xianghe or require repayment of the loan. The purchase price payable to Qiu shall consist of RMB9,500,000 (approximately $1,400,000) payable by Mingxiang and RMB180,500,000 payable by Xianghe. Although Mingxiang has complete discretion to determine whether to exercise the option, the principal factor to be considered by Mingxiang is whether Xianghe’s results from operations for the 2009 calendar year are satisfactory to Mingxiang.

Peptide and Protein Products

On April 28, 2006, our subsidiary Rixiang entered into a memorandum of understanding for collaboration with the Ocean University of China’s Food Sciences and Engineering Institute for the development of: (1) bioactive peptide products from leftovers of aquatic processed products; and (2) collagen protein and collagen peptide protein products from fish skin. For details, please see “Research and Development.”

COMPETITION

We operate in a competitive environment and we expect to face more intense competition from our existing competitors and new market entrants in the future. We believe that the principal competitive factors in our industry include, inter alia, brand awareness, product range and quality, customer and supplier relationships, cost and quality of raw materials, technical expertise in production and pricing. Of these factors, we believe that product quality is the most important.

To the best of our knowledge, our principal competitors within the PRC are the following major seafood product manufacturers in the PRC:

Business	Principal Competitors
Dried and Frozen Processed Seafood Products	(1) China Aquatic Zhoushan Marine Fisheries Corporation; and (2) Liaoning Dalian Seafood Industry Group Co., Ltd. Both in terms of their size and operations

Sale of Marine Catch	(1) Fujian Seafood Industry Co., Ltd; and (2) Fujian Huayang Aquatic Products Group Co., Ltd. Both in terms of their geographical proximity to our customer base

There may be companies based in other countries which offer a similar product range as we do but which currently operate in different markets from us. In the future, we may face competition from these companies as we expand into their markets and vice versa.

Competitive Strengths

We believe that our competitive strengths are as follows:

1.	We have a wide distribution network

We have established a wide distribution network which allows us to maintain our competitiveness in the industry. We have 19 distributors in seven provinces in the PRC such as Fujian, Guangdong, Jiangsu, Shandong, Zhejiang, Sichuan and Liaoning. These distributors in turn sub-distribute our dried processed seafood products to over 2,200 retail points (including major supermarkets and retailers such as Wal-Mart and Carrefour) throughout these provinces. We also have a strong overseas customer base in various countries including Japan, Philippines and Papua New Guinea. Please refer to the section “Major Customers” for further details.

2.	We have an established brand name and track record

We have been involved in the production of processed seafood products since commencing our operations in 1994. Our “Mingxiang” brand has been conferred the “Famous Brand” award. In addition, we have also obtained the “Green Food” award in respect of our roasted file fish, shredded roasted squid, roasted king prawn and frozen fish products. This attests to the established standing of our “Mingxiang” brand and the high quality of our products. We have also received several other awards and accreditations as described in the section “Awards and Certifications”. We believe such accolades attest to our established reputation in the industry.

We also believe that our established track record in the processed seafood industry instills confidence in our products and attracts new customers from South Korea, Japan, Taiwan, Russia and Ukraine, and potential customers from the European Union. Our stable customer base and large distributor network in Fujian Province and Zhejiang Province have enabled our Company to introduce new products into these markets in a shorter time and gain quicker market acceptance and recognition.

3.	We develop high quality products

We use fresh seafood as the primary ingredient for our processed seafood products. Our superior recipes and production know-how enable us to develop and produce products with high-quality taste and texture and which are well-received by end-consumers.

We have been awarded HACCP certification and have obtained the EU export registration, which enable us to export our products to the US and the EU, respectively. In addition, our products, namely our roasted file fish, shredded roasted squid, roasted squid, roasted prawn and frozen fish have been certified as “Green Food”, a recognition that the production of our products is carried out under certain sanitary conditions with limited use of chemical additives. We believe we are one of the first companies in the seafood industry in Fujian Province to be awarded this certification, which is a further testament to the quality of our products.

4.	We have a strong leadership as well as a dedicated and experienced management and procurement team

Our Company is led by our Executive Chairman and CEO, Pengfei Liu, who has more than 30 years of experience in the seafood industry. Mr. Liu’s drive and passion have been instrumental in our success to-date. He has conceptualized and implemented our strategies in the past and successfully led us in our transition from a small and local seafood enterprise to a nationwide seafood enterprise with advanced seafood processing facilities.

Mr. Liu is ably supported by a team of experienced managers, most of whom have an average of five to ten years’ experience in their respective fields. These personnel support our Executive Chairman and CEO in charting and managing our growth. We believe the members of our procurement team have a strong grasp and good understanding of industry trends, market cycles and seasonal factors, and have the ability to discern and procure high-quality seafood at reasonable prices.

The management team receives regular training in the course of our Company obtaining and renewing our ISO and HACCP qualifications. The training, which is conducted over 10 to 15 days every year, involves process management, quality control, sanitary and hygiene operating procedures and standards. We believe that such training raises our competence and environmental / sanitary awareness, and places us in an advantageous position compared to other operators in the seafood industry who do not undergo such training.

5.	We have established strong relationships with our customers / distributors

We have maintained close working relationships with our customers who are reputable distributors of processed seafood products. Our relationships with some of our PRC customers and distributors have been established for more than ten years. In particular, we have enjoyed good relationships with, among others, Qingdao Haizhan Seafood Co., Ltd. (“Qingdao Haizhan”), Wenzhou Rixin Foodstuff Co., Ltd. (“Wenzhou Rixin”), and Zhejiang Ruian Laodu Seafood Wholesale Proprietor (“Zhejiang Ruian Laodu”), for an average of approximately 8 years.

Qingdao Haizhan is in the business of distributing dried and frozen seafood products.  To the best of our knowledge, Qingdao Haizhan has a distribution network of over 1,000 retailers and a sales workforce of about 60 people.

Wenzhou Rixin is a distributor of dried seafood in Wenzhou City, Zhejiang Province.  To the best of our knowledge, Wenhou Rixin has a distribution network of about 1,000 retailers and a sales workforce of about 60 people.

Zhejiang Ruian Laodu is a large distributor of dried seafood in Ruian City, Zhejiang Province. To the best of our knowledge, Zhejiang Ruian Laodu has a distribution network of about 300 retailers and a sales workforce of about 20 people.

Regarding the percentage of sales represented by each party listed above; please refer to the section “Major Customers” for details.

We view our customers as long-term business partners who are important in the strategic growth of our operations and broadening the geographic reach of our products.

6.	We are strategically located

We are based in Fujian Province which is situated in southeast China on the coast of the East China Sea. Fujian is one of the nine coastal provinces in the PRC and is a vital navigation hub between the East China Sea and the South China Sea. It is also rich in agricultural and marine resources.

Our main raw materials for our marine catch business come from the Taiwan Strait, which is also where we conduct our marine catch operations. The Taiwan Strait is rich in marine resources. Our business operations and production facilities are located at Shishi City, Fujian Province, where Xiangzhi (Shishi) Port has been designated as one of the national-level fishing ports. It is the largest port in Fujian Province and is one of the five largest fishing ports in the PRC in terms of supply of marine catch and tonnage of fishing vessels. Fujian Province is rich in agricultural and marine resources, which enables our procurement of raw materials for our processed seafood business at low cost. We believe our strategic location gives us access to an abundant supply of fresh marine products and hence allows us to manage our costs more effectively.

7.	We have strong research and development capabilities

We place strong emphasis on the quality of our products and on our ability to develop new products. To ensure that our products are well-received by our customers and consumers, we have carried out research and development to improve the taste, texture and packaging of our processed seafood products. Through our research and development efforts, we have developed new products and improved the quality of our existing products, which have been well-received by our customers and consumers. These products include our crispy fish-bone snacks, roasted squid and roasted prawns.

Our strong product development capabilities allow us to constantly introduce new products into the market and maintain consumer interest and loyalty in our “Mingxiang” brand products.  We believe that our strategic collaboration with the Ocean University of China will further strengthen our research and development capabilities.

8.	We are a designated National Marine Products Quality Assurance Testing Base

We have been designated as a quality assurance testing base by the National Marine Foods Quality Supervision Testing Centre and our testing base is the only assessment base in the southern provinces of the PRC. We test the hygiene and quality of ingredients and products according to industrial standards. Our testing base caters to seafood processing companies from Fujian, Guangdong, Guangxi and Zhejiang Provinces, the PRC. We believe our role in quality assurance testing further strengthens our reputation as a producer of quality processed seafood products.

For the above reasons, we believe that we will be able to maintain our market position and competitive edge over our competitors.

MAJOR SUPPLIERS

The following table sets out our five major suppliers of raw materials for the year ended December 31, 2005, 2006, 2007 and 2008; and for the nine months period ended September 30, 2009:

	As a Percentage of Our Purchases of Raw Materials (%)
	Year ended December 31,				Nine months period ended September 30,
	2005	2006	2007	2008	2009
Shishi City Tianwang Seafood Products Trading Proprietor	12.2	14.3	21.8	23.6	25.4
Shishi City Fugui Seafood Products Trading Proprietor	10.7	11.7	18.5	20.5	19.5
Jinjiang City Shenhu Town Hongyuan Seafood Products Trading Proprietor	10.9	7.9	17.6	17.0	16.5
Dalian Kangwei Trading Company Limited	-	-	-	-	16.1
Shishi City Dongfan Seafood Products Trading Proprietor	-	-	-	-	8.1
Dalian Xinghai Import & Export Co., Ltd.	-	-	-	17.9	-
Shishi City Huali Seafood Products Trading Proprietor	13.4	10.0	16.4	11.8	-
Shishi City Nanfu Seafood Products Wholesale Proprietor.	17.8	18.6	15.6	-	-
TOTAL	65.0	62.5	89.9	90.8	85.6

Trading in fresh fish and other seafood is mainly carried out by individual fishermen, who ply their trade in and around various fishing ports in Shishi City, Fujian Province. The above major suppliers are fish and seafood traders in markets in and surrounding Shishi City, Fujian Province. We procure from these suppliers for fresh fish and other seafood, which are used as raw materials in the production of our processed seafood products. These suppliers also supply fresh fish and other seafood to other companies.

Before 2005, we mainly sourced for supplies of fresh fish and other seafood directly from various fishermen when their trawlers docked at the ports. For convenience and greater savings in procurement expenses, from 2005 onwards we sourced our supplies from the five major suppliers, Therefore the percentage of our purchases from the above five major suppliers increased significantly in 2005.

Though certain of our major suppliers accounted for more than 8% of our total purchases individually for the fiscal year ended December 31, 2008 and the nine months ended September 30, 2009, we believe we are able to source our raw materials from alternative suppliers should the need arise.

None of our directors, executive officers and controlling shareholders is related to or has any interest in any of our major suppliers listed above. To the best of our knowledge, save as disclosed above, none of our major suppliers is related to or has any interest in one another, and none of our major suppliers is related to or has any interest in the customers stated in the section “Major Customers” below.

MAJOR CUSTOMERS

The following table sets out our major customers accounting for 5.0% or more of our Company’s sales for the year ended December 31, 2005, 2006, 2007 and 2008; and for the nine months period ended September 30, 2009:

		As a Percentage of Our Sales (%)
		Year ended December 31,				Nine months period ended September 30,
	Products	2005	2006	2007	2008	2009

Dalian Jiyang Import and Export Co., Ltd. (1)	Marine catch, namely cuttlefish, squid, hairtail fish	-	-	-	-	12.3

Wenzhou Rixin Foodstuff Co., Ltd. (2)	Dried processed seafood products	10.8	14.0	9.8	9.5	8.5

Wenling City Xingfeng Foodstuff Co., Ltd. (3)	Dried processed seafood products	7.0	9.7	8.9	10.4	8.2

Zhejiang Ruian Laodu Seafood Wholesale Proprietor (4)	Dried and frozen processed seafood products	5.1	7.9	9.3	8.7	6.8

Fuzhou Chaohui Foodstuff Company (5)	Dried processed seafood products	2.7	5.3	7.9	9.0	6.6

Shanghai City Yangpu Area Xianghui Seafood Products Company (6)	Dried processed seafood products	-	-	-	-	6.3

Shenzhen City Agricultural Products and Fenghu Specialty and Dried ProductsTown Rifenglong Company (7)	Dried processed seafood products	-	-	-	-	6.2

Ningbo City Second Bridge Market Zhiding Seasoner (8)	Dried and frozen processed seafood products	-	-	-	-	5.5

Zhouriyu Seafood Products Trading Proprietor (9)	Dried and frozen processed seafood products	-	-	-	5.4	5.4

Shenjiamen Liyizhougan Seafood Products Trading Proprietor (10)	Dried and frozen processed seafood products	-	-	-	6.6	5.3

Qingdao Haizhan Seafood Co., Ltd (11)	Dried and frozen processed seafood products	9.8	14.3	9.9	7.3	5.1

Zhoushan City Maoyuan Foodstuff Import and Export Co., Ltd. (12)	Dried and frozen processed seafood products	-	-	-	5.9	-

Shishi City Junxu Seafood Products Trading Proprietor (13)	Marine catch, namely cuttlefish, squid, hairtail fish	11.4	7.5	4.3	-	-

Shihuazhou Marine Products Wholesale Proprietor (14)	Marine catch, namely cuttlefish, squid, hairtail fish	12.5	7.8	4.1	-	-

Qingdao Xinqinghua Seafood Products Company (15)	Marine catch, namely cuttlefish, squid, hairtail fish	19.6	11.0	3.9	-	-

Shenhu Town Dongshun Seafood Products Trading Proprietor (16)	Marine catch, namely cuttlefish, squid, hairtail fish	5.8	4.7-	4.3-	-	-
TOTAL		84.7	82.2	62.4	62.8	76.2

Notes:

1)
Dalian Jiyang Import and Export Co., Ltd. is a trader of goods and import of technology in China, and has, to the best of our knowledge, a distribution network of about 19 retailers and a sales workforce of about 8 people. It has been our customer since 2008 and our sales to Dalian Jiyang Import and Export Co., Ltd. increased due to the increasing of import and export trades.

.
2)
Wenzhou Rixin Foodstuff Co., Ltd. is a distributor of dried seafood in Wenzhou City, Zhejiang Province, and has, to the best of our knowledge, a distribution network of about 1,000 retailers. It was one of our first distributors and has been our key business partner since 1994. Our sales to Wenzhou Rixing Foodstuff Co., Ltd. increased due to the expansion of its geographic distribution coverage from the city to the suburban areas.

3)
Wenling City Xingfeng Foodstuff Co., Ltd. is a distributor of dried seafood in Wenling City, Zhejiang Province, and has, to the best of our knowledge, a distribution network of over 700 retailers. It has been our customer since 1997. Our sales to Wenling City Xingfeng Foodstuff Co Ltd increased due to the expansion of their geographic distribution coverage from county to city-level in Wenling City, Zhejiang Province.Fuzhou Chaohui Foodstuff Co., Ltd. is a distributor of dried processed seafood products located in Fuzhou City, Fujian Province.  It became one of our major customers in 2005 and ours sales to Fuzhou Chaohui Foodstuff Co., Ltd. increased substantially during the past two years.

4)
Zhejiang Ruian Laodu Seafood Wholesale Proprietor is a large distributor of dried seafood in Ruian City, Zhejiang Province. It has been our customer since 2005 but has increased its purchases from us due to the expansion of its distribution network which covers, to the best of our knowledge, 300 retailers.

5)
Fuzhou Chaohui Foodstuff Co., Ltd. is a distributor of dried processed seafood products located in Fuzhou City, Fujian Province.  It became one of our major customers in 2005 and ours sales to Fuzhou Chaohui Foodstuff Co., Ltd. increased substantially during the past two years.

6)
Shanghai City Yangpu Area Xianghui Seafood Products Company is a trader of stereotypes packaged and non-direct import food products, has, to the best of our knowledge, a distribution network of about 688 retailers and a sales workforce of about 16 people. It has been our customer since 2007. Our sales to Shanghai City Yangpu Area Xianghui Seafood Products Company increased due to increasing market demand.

7)
Shenzhen City Agricultural Products and Fenghu Specialty and Dried Products Town Rifenglong Company is a trader of cooked and dried seafood products, has, to the best of our knowledge, a distribution network of about 398 retailers and a sales workforce of about 19 people. It has been our customer since 2007. Our sales to Shenzhen City Agricultural Products and Fenghu Specialty and Dried Products Town Rifenglong Company increased due to increasing market demand.

8)
Ningbo City Second Bridge Market Zhiding Seasoner is a wholesaler and retailer of cooked seafood products, has, to the best of our knowledge, a distribution network of about 129 retailers and a sales workforce of about 22 people. It has been our customer since 2001. Our sales to Ningbo City Second Bridge Market Zhiding Seasoner increased due to increasing market demand.

9)
Zhouriyu Seafood Products Trading Proprietor is a distributor of dried and frozen seafood products in Wenzhou City, Zhejiang Province, and has, to the best of our knowledge, a distribution network of about 132 retailers and a sales workforce of about 57 people. It has been our customer since 1997. Our sales to Zhouriyu Seafood Products Trading Proprietor increased due to the expansion of their distribution network in Wenzhou City, Zhejiang Province, which have resulted in increased orders from them.

10)
Shenjiamen Liyizhougan Seafood Products Trading Proprietor is a distributor of dried and frozen seafood products in Zhoushan City, Zhejiang Province, and has, to the best of our knowledge, a distribution network of about 273 retailers and a sales workforce of about 45 people. It has been our customer since 2000. Our sales to Shenjiamen Liyizhougan Seafood Products Trading Proprietor increased due to the expansion of their distribution network in Zhoushan City, Zhejiang Province, which have resulted in increased orders from them.

11)
Qingdao Haizhan Seafood Co., Ltd. deals in dried and frozen seafood products and, to the best of our knowledge, has a distribution network of over 1,000 retailers. It has been our customer since 1996. The company is wholly-owned by another of our major customer, Qingdao Xinqinghua Seafood Products Company, and its associates. Our sales to Qingdao Haizhan Seafood Co., Ltd. have increased from 2005 to 2006 as it expanded its sales network to include supermarkets, which have resulted in increased orders from them. We believe that we will be less reliant on Qingdao Haizhan Seafood Co., Ltd. and Qingdao Xinqinghua Seafood Products Company for our sales in future, as we enter new markets and increase market penetration of existing markets.

12)
Zhoushan City Maoyuan Foodstuff Import and Export Co., Ltd. is a distributor of dried and frozen seafood products in Zhoushan City, Zhejiang Province, and has, to the best of our knowledge, a distribution network of about 51 retailers and a sales workforce of about 18 people. It has been our customer since 2003. Our sales to Zhoushan City Maoyuan Foodstuff Import and Export Co., Ltd. increased due to the expansion of their distribution network in Zhoushan City, Zhejiang Province, which have resulted in increased orders from them.

13)
Shishi City Junxu Seafood Products Trading Proprietor is a trader of fresh seafood in Quanzhou City, Fujian Province. It sources and purchases supplies for Taiwanese fishery companies in the seafood business, and has been our customer since 2002.

14)
Shihuazhou Marine Products Wholesale Proprietor is a trader of fresh seafood in Quanzhou City, Fujian Province. It sources and purchases supplies for Taiwanese fishery companies in the seafood business, and has been our customer since 2002.

15)
Qingdao Xinqinghua Seafood Products Company is a trader of fresh seafood in Qingdao City, Shandong Province. It sources and purchases supplies for Korean fishery companies and has been our customer since 1996.

16)
Shenhu Town Dongshun Seafood Products Trading Proprietor is a trader of fresh seafood in Quanzhou City, Fujian Province. It sources and purchases supplies for Taiwanese fishery companies in the seafood business, and has been our customer since 2002. The percentage of our sales to Zhusheng Chen has been decreasing due to a larger percentage increase in our total sales.

None of our directors, executive officers and controlling shareholders is related to or has any interest in any of our major customers listed above. To the best of our knowledge, save as disclosed above, none of our major customers is related to or has any interest in one another, and none of our major customers is related to or has any interest in the suppliers stated in the section “Major Suppliers” in this Prospectus. We are not dependent on any one of our major customers as we are able to sell our fresh fish and seafood range, as well as our processed dried seafood products to other customers.

INTELLECTUAL PROPERTY

Except as disclosed below, we are not dependent on nor do we own any registered trademark or patent or any other intellectual property rights:

Trademarks

Our brand name distinguishes our products from that of our competitors and increase consumer awareness of our products. We have currently registered the following trademarks:

Trademark (1)	Class	Place of Registration	Status / Validity Period
	Class 40 covering processed seafood, agricultural foods, processed teas, processed herbs, chemical testing and processing	PRC	Registered / January 28, 2003 to January 27, 2013

Note:

1)
The above “Mingxiang” trademark was originally registered under the name of “Fujian Province Shishi City Huabao Mingxiang Foods Development Co.” on January 14, 1997. In a Confirmation of Approval to Trademark Transfer dated June 14, 2001, the PRC Trademark Bureau approved the transfer of this trademark to Mingxiang and the trademark is now registered in Mingxiang’s name under a Trademark Registration Certificate No. 930539.

We intend to further develop our “Mingxiang” brand image in the markets where we currently operate, and to promote it in new markets. In that regard, we intend to apply for registration of our trademark in the overseas markets where we conduct our sales, as we consider appropriate.

Registered Packaging Designs

We hold registered packaging designs in respect of the packaging of the majority of our processed seafood products. The details are as follows:

Description of Registered Packaging Designs	Place of Registration	Status/Validity of Period
Packaging for Sakura squid	PRC	10 years from March 28, 2003
Packaging for roasted squid	PRC	10 years from April 11, 2001,

Save as disclosed above, as at the date of this Prospectus, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes and intellectual property rights.

GOVERNMENT REGULATIONS

The following is a description of the material licenses and permits issued to companies in our Company in order for us to carry out our operations, other than those pertaining to general business registration requirements:

Hygiene Certificates

We view hygiene control as a critical aspect of food production operations and place great emphasis on the hygienic preparation of our processed seafood products to ensure they are safe for consumption. We have received the following hygiene certificates in relation to our operations:

Subsidiary	Name of Certificate	Description of License/Permit	Issuing Authority	Period of Validity

Mingxiang	Hygiene License	Permit to process seafood products	Shishi City Hygiene Bureau	May 18, 2008 to May 17, 2012

Rixiang	Hygiene License	Permit to process seafood and agricultural products, research and processing biochemical products.	Shishi City Hygience Bureau	May 18, 2008 to May 17, 2012

Rixiang	Certificate of Hygiene Registration
Registration of conformity with hygiene standards for the export of the following food products: frozen processed seafood products (excluding double-shelled categories and dried processed seafood products)
			National Accreditation Supervision Committee	May 31, 2009 to May 31, 2012

Other Licenses and Permits

Our other licenses and permits are as follows:

Subsidiary	Name of Certificate	Description of License/Permit	Issuing Authority	Period of Validity

Mingxiang	National Industrial Product Manufacturing License	Permit to process seafood (dried)	Fujian Province Quality Technology Supervisory Bureau	November 10, 2009 to November 10, 2011

Rixiang	National Industrial Product Manufacturing License	Permit to process seafood (dried)	Fujian Province Quality Technology Supervisory Bureau	April 16, 2007 to April 15, 2010

Rixiang	Customs Registration Certificate	Permit to file import-export documents with China Customs	China Customs	June 20, 2009 to June 19, 2012

Mingxiang	Certificate of Approval for Enterprises with Foreign Trade Rights in the People’s Republic of China	To import-export company’s products and technologies, raw materials, facilities, equipment	Fujian Foreign Trade Economic Cooperation Department	Valid from September 4, 2000; no expiration date

Rixiang	EU Export Registration	Approval for Rixiang to export marine products to EU	European Commission	Valid from October 6, 2006; no expiration date

Save as disclosed above, as at the date of this Form 10-K, our business or profitability is not materially dependent on any other licenses and permits.

RESEARCH AND DEVELOPMENT

We believe that constant innovation in developing new processes and products that are well-received by consumers is vital to our continued success. As of September 30, 2009, our research and development team comprised ten personnel. The focus of our research and development is directed towards satisfying the preferences of consumers, with the following objectives:

1.	To improve our products in the areas of safety and quality (of taste, texture, hygiene and packaging);

2.	To develop new products;

3.	To achieve full customer satisfaction;

4.	To reduce costs and create value; and

5.	To develop products for low-value fish types and to increase the value of processing by-products.

Our main research and development activities include: (1) experimenting with various small fish species for the production of fish mash, (2) improving the taste and texture of our dried processed seafood products, (3) finding new uses for leftovers such as fish heads, prawn heads and shells which would otherwise be disposed, and (4) developing new products, including marine health products. Our research and development efforts enable us to develop efficient production processes which lower the cost of production, yet produce superior-quality products.

Some of the highlights of our research and development activities are set out below.

Product Development

Through our research and development activities, we have developed products which have been well-received by consumers and improved our production processes. We have through our research and development introduced 25 new processed seafood products, including smoked eel, Sakura squid, and sliced squid. We believe that our constant product innovation has led to our increasing reputation as a producer of processed natural seafood products.

Collaboration with Ocean University of China

On April 28, 2006, our subsidiary Rixiang entered into a memorandum of understanding for collaboration with the Ocean University of China’s Food Sciences and Engineering Institute. The Ocean University of China is one of the renowned institutions in the PRC for ocean studies. The collaboration with Ocean University of China will allow us to tap into its technical know-how, to acquire new technical knowledge and processing techniques. In turn, we serve as a research base of the research and development work of Ocean University of China. We believe that we will benefit from the exchange of information and technological know-how.

The collaboration with Ocean University of China since April 2006 have been focused on developing new products and by-products from raw marine catch used in the processing of seafood products, in particular (1) the development of bioactive peptide products from leftovers of aquatic processed products; and (2) the development of collagen protein and collagen peptide protein products from fish skin:

1.	Development of bioactive peptide products from leftovers of processed seafood products

Bioactive peptide protein found in aquatic products is used to produce angiogenesis converting enzyme (ACE) inhibitors. ACE is a compound which increases the pressure within blood vessels, thereby causing high blood pressure. An ACE inhibitor helps slow the activity of the ACE. Using Bioactive peptide protein developed ACE inhibitors avoids the harmful side effects associated with using synthetic medicine for lowering hypertension.

2.	Development of collagen protein and collagen peptide protein products from fish skin

This technique involves the extraction of collagen protein from fish skin. The collagen protein is then converted into marine biological collagen peptide protein using a directional enzyme hydrolysis technology and velum separation technology. Fish-skin collagen protein is mainly used as an ingredient for cosmetic products and health food products. We note that some cosmetics manufacturers have begun to use marine biological collagen peptide protein and collagen protein in their products.

The Ocean University of China would provide technical and training support in the development of production techniques and commercialization of the above said products. The research and development activities are conducted at our production facilities at Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province.

Our research and development expenses amounted to approximately $20,000, $98,000, $33,000, $87,000 for 2005, 2006, 2007 and 2008, respectively; and approximately $149,000 for the nine month period ended September 30, 2009. Research and development expenses are presented as part of general and administrative expenses in the financial statements.

QUALITY ASSURANCE

We believe that the quality of our products is the key to our continued growth and success. We place great emphasis on quality assurance and the consistent quality of our products at all stages of our production processes. We attribute our success to date to our commitment to and production of quality products. As such, we believe that good quality control has been a key competitive strength of our Company. Our aim is that our “Mingxiang” brand should continue to be identified with tasty and high-quality processed marine seafood products.

As a testimony to our commitment to quality products and processes, we have been awarded the following awards and certifications:

Subsidiary	Award/Certification	Awarding/Certification Body	Validity Period
Rixiang	Validation of conformity with HACCP standards(1) for the export of marine products to the US	CIQ	March 25, 2009 to March 24, 2010

Rixiang	EU(2) export registration for export of our marine products to the EU	European Commission	No validity period

Mingxiang	ISO9001:2000(3) quality management system certification	CNAB & CCIC Quality Certification Centre	December 5, 2006 to December 4, 2009 [Renewal application accepted and awaiting issuance of formal certification]

Mingxiang	ISO14001:2004(4) environmental management system certification in respect of the processing of fish and prawn-type marine food products and the relevant environmental management	CNAB & CCIC Conformity Assessment Services Co, Ltd.	November 27, 2008 to November 26, 2011

Notes:

1)
Under the PRC’s Regulations on Administration of Certification of Hazard Analysis and Critical Control Point System (HACCP), applicants for the HACCP certification have to apply to CNAB-recognized certification and accreditation entities and comply with domestic and international sanitary criteria set out in various legislation including the PRC Sanitary Requirements for Export Food Manufacturing Enterprises and the HACCP System and Guidelines for its Application by the Codex Alimentarius Commission. CIQ, a HACCP-certification authority, will verify an exporter’s HACCP certification if (a) the product to be exported falls within one of the following categories, namely (1) canned food, (2) marine food products (excluding live, fresh, dry and marinated products), (3) meat and meat products, (4) frozen vegetables, (5) fruit or vegetable juice, (6) instant frozen food containing meat or marine food products; or (b) where such verification is required by authorities in the destination country. We believe that the HACCP certification enables our products to be more widely accepted by our domestic and international customers and aid to increase the export of our products.

2)
The EU certification process ensures that the product conforms to the appropriate provisions and relevant legislation which implements certain European Directives.  In the case of marine food products, the applicable European Directives include 91/493/EEC and 94/356/EC.

3)
ISO9001:2000 is an international standard for quality management developed by the International Organization for Standardization.  It sets requirements as to how an organization should manage its processes that influence product quality, and evaluates an organization’s resource management, process management and evaluation process that ensure its products conform to customer and applicable regulatory requirements.

4)	ISO14001:2004 is an internationally recognized standard for environment management systems, including energy management, waste management and process improvement.

Please refer to the section “Awards and Certifications” of this Prospectus for further details of awards and certifications which we have obtained in respect of our products. To attain and maintain these accreditations, we have set up a quality control program in accordance with ISO9001:2000 standards. We have a comprehensive document management system in respect of our quality control system manuals, program documents, records and related documentation, which encompasses issuance, amendment, filing, recovery and destruction of the documents. Our quality control measures are designed to ensure we meet the standards under Sanitation Standard Operating Procedures (“SSOP”), Good Manufacturing Practice (“GMP”) and HACCP quality assurance systems, production control and product quality specifications. SSOP is an action plan that details procedures to maintain sanitary conditions throughout a food processing facility. This includes procedures on food handling and sanitation practices such as proper thawing methods, prevention of contamination and certain aspects of employee and environmental hygiene. GMP includes regulations promulgated by the U.S. Food and Drug Administration under the authority of the Federal Food, Drug and Cosmetic Act, which requires manufacturers, processors and packagers of drugs, medical devices and food to take proactive steps to ensure that their products are safe, pure and effective.

Our quality control program requires our employees to undergo training conducted internally in relation to our quality control policies, targets and procedures, as well as production and processing techniques and operational procedures.

We have established the following quality control procedures to ensure the high standard of quality of our processed seafood products:

In-coming

All incoming raw materials are inspected and approved by our quality control department. The quality control checks include hygiene, freshness and safety checks and dimensional checks (for packaging materials) to ensure that the raw materials conform to our health, freshness and safety standards and required specifications. Inspection is carried out by way of random sampling. Samples are extracted from each batch of raw materials and sent to the quality control department, where physical and chemical tests are conducted in our laboratory.

Raw materials that pass the quality control checks are then sent for storage in the cold storage facilities until they are required in the production process.

In-process

At each stage in the production process, we have quality inspectors who are responsible for sieving out inferior products, and to do random selection of products for testing in our laboratory. In our laboratory, these samples are tested for micro-organisms and to ensure that they fulfill hygiene and safety standards. Our machinery and equipment are also inspected regularly to ensure that they are in good working condition.

Finished products

The finished products undergo a final round of inspection before they are sent to the warehouse for storage to await delivery to our customers. Random samples are selected and brought to our laboratory for testing to ensure that they fulfill hygiene, safety and product standards. In respect of product standards, for example, we test our dried processed products to ensure that there is adequate but not excessive water content. Our finished products also go through a specially calibrated metal detector to ensure that products are not contaminated by metal particles from the production equipment.

After-sales

Our quality control department is also responsible for after-sales service, to address customers’ feedback or complaints.

Quality Assurance Testing Base

In January 2001, we were designated as a quality assurance testing base by the National Marine Foods Quality Supervision Testing Centre. The National Marine Foods Quality Supervision Testing Centre was established in 1986 and is based in Qingdao City, Shandong Province. This testing body is responsible for quality testing of the state’s designated products, research and development and grading of marine products, including fresh, frozen, dried and pickled marine processed products. As a designated testing base, we test the hygiene and quality of ingredients and products according to industrial standards. Our testing base caters to seafood processing companies from Fujian, Guangdong, Guangxi and Zhejiang Provinces, all in the PRC. We believe that we benefit in the provision of such services, as we are kept informed of industry news and technological developments. Currently we do not charge a fee for such services.

ENVIRONMENTAL LAW COMPLIANCE

On December 15, 2005, we received a Certificate of Environment Management System, certifying that we have been assessed and are in compliance with the environment management standard ISO14001: 2004. The scope of certification is for the production and the relative environmental management activity of fish, shrimp and other marine food. The registration number of the certificate is 00108E20847ROM/3502. The certificate is renewed in 2008 which is valid until November 26, 2011.

When our production plant was constructed, it was designed to comply with these environmental laws by directly disposing of the use water to a nearby sewage treatment plant for further handling. Because our production plant was built to comply with these environmental laws, we are not required to pay for any ongoing fees to the sewage treatment plant, nor has there been any material effects on our capital expenditures, earnings and competitive position.

EMPLOYEES

We set out below the total number of our employees and the various functions which they serve as at December 31, 2005, 2006, 2007 and 2008, respectively; and as at September 30, 2009.
	Year ended December 31,					Period ended September 30,
Functions	2005	2006	2007		2008	2009
Sales and Marketing	9	16	19		23	24	(3)
Finance and Administration	13	17	20		35	35	(3)
Fishing and Procurement (1)	114	135	102	(2)	4	4
Production, Research & Development, and Quality Control	353	492	493		549	706	(3)
TOTAL	489	660	634		611	769

Note:

1)
These figures include those fishermen who operated the fishing vessels that we chartered for our marine catch business in 2006 and 2007, who were paid by our Company. Starting from 2008, we no longer charter any fishing vessels but simply source those raw materials from suppliers per customers’ requests.

2)	The decrease in number of employees was mainly due to the reduction in number of chartered vessels from nine (9) in 2006 to six (6) as at December 31, 2007.

3)	The increase in number of employees was in line with the expansion on our production capacities and marketing efforts during the year.

Almost all of our employees are based in the PRC. Our PRC permanent employees are unionized. We have not experienced any strikes, labor disputes or work stoppages by our employees and believe our relationship with our employees is good.

As of  September 30, 2009, we had 769 employees.

Staff Training

We view our human resource as one of our key assets and place great emphasis on staff training that not only imparts job skills but also inculcates desirable working attitudes.

Therefore, our employees at all levels are required to undergo training relevant for their positions. The training includes technical training which is conducted by both internal and external trainers. Training aspects include quality control, export trading procedures, permits, quality standards and compliance with quality standards, as well as management training.

In addition, a new employee undergoes orientation on hygiene requirements, compliance with company policies and procedures as well as the required technical skills before taking up his appointment.

DESCRIPTION OF PROPERTY

LAND USE RIGHTS

On November 6, 2009, our subsidiary Mingxiang won the auction for the purchase of the 40-year use right of a land in Shishi City, Fujian. Covering an area of 8,691.4 square meters, the land is located next to the fishing port and the Registrant’s processing facilities in Shishi City.  The fishing port in Shishi is one of the five largest fishing ports in the PRC. The purchase price for the land use right is RMB 15.55 million ($2.28 million),.

As of September 30, 2009, we owned the following land-use rights in Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province:

Certificate Reference No.	Location	Use	Date of Expiration of Tenure	Land Area (square meters)	Encumbrance
ShiXiangGuoYong		Industrial	December 31, 2052	3,374.05	Nil
(2006) No. 0005	Dabao Industrial
	Zone, Xiangzhi
	Town, Shishi City,
	Fujian Province

ShiXiangGuoYong	Plot II	Industrial	December 31, 2052	3,638.25	Nil
(2007) No. 0004	Dabao Industrial
	Zone, Xiangzhi
	Town, Shishi City,
	Fujian Province

ShiXiangGuoYong	Plot III, Dabao	Industrial	December 31, 2052	3,955.84	Nil
(2007) No. 0003	Industrial Zone,
	Xiangzhi Town,
	Shishi City, Fujian
	Province

ShiXiangGuoYong	Dabao	Industrial	December 31, 2052	6,721.40	Nil.
(2007) No. 0002	Industrial Zone,
	Xiangzhi Town,
	Shishi City, Fujian
	Province

BUILDINGS

As at September 30, 2009,we owned the following building ownership rights in Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province:

Reference No.	Location	Use	Date of Expiry of Tenure	Land/Floor Area (square meters)	Encumbrance
Shi Jian Fang Quan Zheng Xiang Zhi Zi No.00109	Block A at Plot II Dabao Industrial Zone, Xiangzhi Town,	Production and Packaging facilities	June 5, 2051	705.60/1,489.60	Nil

Shishi City, Fujian
Province

Shi Jian Fang Quan Zheng Xiang Zhi Zi No.00110	Block B at Plot II Dabao Industrial Zone, Xiangzhi Town,	Boiler facilities	June 5, 2051	145.38/145.38	Nil

Shishi City, Fujian
Province

Shi Jian Fang	Block C at Plot II	Production and	June 5, 2051	934.46/1,991.29	Nil
Quan Zheng	Dabao Industrial	cutting/slicing
Xiang Zhi Zi	Zone, Xiangzhi Town,	facilities
No. 00111	Shishi City, Fujian
Province

Shi Jian Fang	Cold storage facility at	Cold Storage	June 5, 2051	1,224.84/1,214.16	Nil
Quan Zheng	Plot III Dabao
Xiang Zhi Zi	Industrial Zone,
No. 00112	Xiangzhi Town, Shishi
City, Fujian Province

Shi Jian Fang	Block A at	Staff dormitory	June 5, 2051	1,561.17/3,413.79	Nil
Quan Zheng	Dabao Industrial
Xiang Zhi Zi	Zone, Xiangzhi Town,
No. 00114	Shishi City, Fujian
Province

Shi Jian Fang	Block B at	Office	September 28,	942.19/3,268.41	Nil
Quan Zheng	Dabao Industrial		2052
Xiang Zhi Zi	Zone, Xiangzhi Town,
No. 00115	Shishi City, Fujian
Province

Shi Fang Quan	Block A at	Factory Space	December 31,	620.00/620.00	Nil
Zheng	Dabao Industrial		2052
Xiang Zhi Zi	Zone, Xiangzhi Town,
No. 00567	Shishi City, Fujian
Province

Shi Fang Quan	Block B at	Factory Use	December 31,	670.56/670.56	Nil
Zheng	Dabao Industrial		2052
XiangZhi	Zone, Xiangzhi Town,
No. 00568	Shishi City, Fujian
Province

Note:

1)	Mingxiang owned the building ownership rights to these two properties. Jixiang owned the building ownership rights to the other properties.

2)
As at December 31, 2008, we are in the process of application for building ownership rights for the new production facilities and staff dormitory with floor areas at about 3,000 and 2,850 square meters, respectively.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any pending legal proceedings which involve us or any of our properties or subsidiaries.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Our common stock is currently quoted on NYSE AMEX and, prior to August 14, 2009, was quoted on OTC Bulletin Board, under the trading symbol CMFO. The CUSIP number is 16943R 106. The following table shows the high and low prices of our common shares on the OTC Bulletin Board for each quarter within the last three fiscal years.

Year Ended December 31, 2009	High ($)	Low($)
1st Quarter	1.73	1.10
2nd Quarter	3.96	1.62
3rd Quarter	5.83	3.40
4th Quarter	8.08	4.09

Year Ended December 31, 2008	High ($)	Low ($)
1st Quarter	6.00	3. 55
2nd Quarter	6.00	3.15
3rd Quarter	3.35	2.00
4th Quarter	2.21	1.45

Year Ended December 31, 2007	High ($)	Low ($)
1st Quarter	0.75	0.75
2nd Quarter	0.75	0.80
3rd Quarter	15.00	0.80
4th Quarter	4.78	2.55

The above quotations for our common stock reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

HOLDERS

As of February 1 24, 2010, there were 47 holders of record of our common stock.

DIVIDENDS

Pursuant to a Stock Purchase Agreement with Halter Financial Investments, L.P. dated September 13, 2007, we paid a special cash dividend in the aggregate amount of $392,028, or $0.364 per share, to holders of our common stock outstanding on September 12, 2007.

Other than the cash dividend describe above, we have never paid or declared dividends. However, holders of our common stock are entitled to dividends if declared by our board of directors out of funds legally available. We do not, however, anticipate the declaration or payment of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to these consolidated financial statements appearing elsewhere in this Prospectus. The selected consolidated statements of operations data for the nine months financial period ended September 30, 2009 and 2008, and the consolidated balance sheet data as of September 30, 2009 are derived from our unaudited consolidated financial statements, which are included elsewhere herein. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments that management considers necessary for a fair presentation of the financial information set forth in those statements.

The selected consolidated statements of operations data for the financial years ended December 31, 2008, 2006 and 2005; and the selected consolidated balance sheet data as of December 31, 2008, 2006 and 2005 are derived from our consolidated financial statements, which are included elsewhere herein, and have been audited by ZYCPA Company Limited (“ZYCPA”) (formerly Zhong Yi (Hong Kong) C.P.A. Company Limited), an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the financial years ended December 31, 2007; and the selected consolidated balance sheet data as of December 31, 2007 are derived from our consolidated financial statements, which are included elsewhere in this Prospectus, and have been audited by Cordovano and Honeck, LLP (“C & H”), an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the financial years ended December 31, 2004; and the selected consolidated balance sheet data as of December 31, 2004 are derived from our consolidated financial statements audited by ZYCPA, which are not included in this Prospectus. Historical results are not necessarily indicative of the results to be expected in future periods.

	Year Ended December 31,					Nine Months Ended
						September 30,
	2004	2005	2006	2007	2008	2009	2008
	(in thousands)					(unaudited)
Revenue	$7,340	$14,939	$27,442	$36,425	$48,799	$44,697	$35,346
Cost of sales	(5,292)	(11,198)	(19,730)	(25,649)	(33,607)	(31,399)	(23,924)
Gross profit	2,048	3,741	7,712	10,776	15,192	13,298	11,422
Depreciation and amortization	(28)	(26)	(32)	(37)	(58)	(59)	(39)
Selling and distribution expenses	(37)	(57)	(94)	(149)	(608)	(405)	(451)
General and administrative expenses	(332)	(208)	(388)	(598)	(2,068)	(1,504)	(1,302)
Other income	110	128	110	223	647	489	513
Interest expense	(154)	(215)	(272)	(333)	(319)	(175)	(242)
Income before income tax	1,607	3,363	7,036	9,882	12,786	11,644	9,901
Income tax expense	(580)	(14)	-	(1,221)	(1,663)	(1,442)	(1,283)
Net income attributable to the Shareholders of the Company	$1,027	$3,349	$7,036	$8,661	$11,123	$10,202	$8,618
Earnings per Share — basic (US$) (1)	$0.045	$0.214	$0.450	$0.377	$0.483	$0.443	$0.374
Earnings per Share — diluted (US$) (2)	$0.041	$0.214	$0.450	$0.344	$0.483	$0.443	$0.373

Note:
(1)
Assume there are 22,972,301 shares for the financial year ended December 31 2004, 2005, 2006 and 2007; and 23,026,301 shares for the nine months financial period ended September 30, 2008 and 23,010,842 shares for the financial year ended December 31, 2008; and 23,045,791 shares for the nine months financial period ended September 30, 2009 of basic common stock outstanding after this offering was applied retrospectively.

(2)
Assume there are 25,142,105 shares for the financial year ended December 31 2004, 2005, 2006 and 2007; and 23,120,014 shares for the nine months financial period ended September 30, 2008; and 23,010,842 shares for the financial year ended December 31, 2008; and 23,045,791 shares for the nine months financial period ended September 30, 2009 of diluted common stock outstanding after this offering was applied retrospectively.

	As at December 31,					As at September 30,
	2004	2005	2006	2007	2008	2009
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,963	2,622	$9,182	$24,477	$31,640	$31,298
Total current assets	4,833	6,833	11,643	30,013	43,466	52,812
Total assets	9,166	10,906	15,430	34,130	51,646	62,110
Short-term borrowings	2,871	3,230	3,793	772	4,289	4,139
Total current liabilities	7,437	7,837	5,115	2,602	6,626	6,771
Total stockholders’ equity	1,729	3,069	10,315	31,528	45,020	55,338

MANAGEMENT’S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial position should be read in conjunction with the consolidated financial statements and notes for the nine months ended September 30, 2009 and 2008, and our Audited Consolidated Financial Statements for the Financial Years Ended December 31, 2008, 2007 and 2006 as set out in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly in the “Risk Factors” section of this Prospectus. Under no circumstances should the inclusion of such forward-looking statements herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by us or any other person. Investors are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Please refer to the section “Special Notes regarding Forward-Looking Statements” of this Prospectus.

OVERVIEW

We are a holding company whose primary business operations are conducted through our direct, wholly owned subsidiary, Ocean Technology (China) Company Limited (“Ocean Technology”), and its subsidiaries, Shishi Rixiang Marine Foods Co. Ltd. (“Rixiang”), which is incorporated in the PRC. We engage in the business of processing, distribution and sale of processed seafood products, as well as the sale of marine catch. Our objective is to establish ourselves as a leading producer of processed seafood products in the PRC and overseas markets.

Reverse acquisition and private placement

On November 17, 2007, we completed a reverse acquisition transaction with Ocean Technology through a share exchange with Ocean Technology’s former stockholders.

Pursuant to the share exchange agreement, the shareholders of Ocean Technology exchanged 100% of their outstanding capital stock in Ocean Technology for approximately 15,624,034 shares of our common stock, or approximately 93.15% shares of our outstanding common stock after the share exchange. In connection with the share exchange, a majority of our shareholders of record as of November 16, 2007 approved a resolution by our board of directors to change our name from New Paradigm Productions, Inc. to China Marine Food Group Limited (“China Marine”). The name change became effective on January 9, 2008 upon the filing of a Certificate of Amendment to our Amended Articles of Incorporation with the State of Nevada on the twentieth day following the mailing of a Definitive Information Statement to our shareholders.

Concurrently with the closing of the reverse acquisition on November 17, 2007, we completed a private placement of our securities to certain accredited investors who subscribed for units consisting one share of common stock and a warrant to purchase one-fifth of one share of our common stock. The investors subscribed for aggregate of 6,199,441 shares of our common stock and warrants to purchase an aggregate of 1,239,888 shares of our common stock at $3.214 per unit. The units were offered and sold pursuant to exemptions from registration under the Securities Act, including without limitation, Regulation D and Regulation S promulgated under the Securities Act. Each warrant issued to the investors has a term of three years and is exercisable at any time for a price equal to $4.1782 in cash or on a cashless exercise basis.

Upon the close of the reverse acquisition, Richard Crimmins, our sole director, submitted his resignation letter pursuant to which he resigned from all offices of the Company he holds which resignations became effective immediately. Mr. Liu replaced him as our Chief Executive Officer and Interim Secretary effective on the close of the reverse acquisition. Prior to the effective date of the reverse acquisition, Mr. Liu served at Ocean Technology as its Chief Executive Officer.

For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Ocean Technology as the acquirer and China Marine as the acquired party. When we refer herein to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Ocean Technology on a consolidated basis unless the context suggests otherwise.

Sales

We are a seafood producer engaged in the processing, distribution and sale of seafood products, as well as the sale of marine catch. Our two other subsidiaries, Shishi Huabao Mingxiang Foods Co., Ltd (“Mingxiang”) and Shishi Huabao Jixiang Water Products Co., Ltd (“Jixiang”) are property holding companies. These two companies operate solely to manage our land use rights and properties, including our production plant, cold storage facility, office tower and staff dormitory.

Our dried processed seafood products include dried prawns, dried squids, dried file fish, roasted prawns, shredded roasted squids, roasted squids, roasted file fish, roasted sea eels and other seafood items. Our dried processed seafood is predominantly sold under our registered trademark, the “Mingxiang” brand name. Our brand name has been awarded the “Fujian Famous Brand” award by the Fujian Commerce Authority. Our dried processed seafood products are mainly sold to distributors in Fujian and Zhejiang provinces, who in turn distribute them to major supermarkets and retailers throughout these provinces.

Our frozen processed seafood products include frozen Japanese butter fish, frozen octopus and frozen squid rings. These are sold directly to wholesalers within the PRC and overseas, either through direct export or through export agents. Our products are sold to overseas market such as Japan, South Korea, Taiwan and Philippines.

In 2007, we worked with local fishermen and chartered a number of fishing vessels to harvest marine catch from the East China Sea and the Taiwan Strait. Our marine catch mainly consisted of four main species, namely squid, hairtail fish, Japanese butter fish and cuttlefish. All the harvest from our marine catch was sold to customers on a direct basis.  We did not use any of our own marine catch for the production of our processed seafood products. Instead, the raw materials for our processed seafood products are solely purchased from independent fishermen in nearby markets for further processing.

Starting from 2008, we do not charter any fishing vessels nor harvest the marine catch ourselves. Instead, we simply buy the marine catch from the suppliers and then sell to the customers on a direct basis. The marine catch is predominantly sold to overseas customers and distributors in the Fujian and Shandong provinces, some of whom directly export the marine catch to South Korea and Taiwan.

Sales of our processed seafood products accounted for approximately 90.3% and 94.8% of our total sales in the third quarter of 2009 and 2008, respectively; and approximately 90.9%, 76.5% and 60.3% of our total sales in year 2008, 2007 and 2006, respectively.  Sales of our marine catch accounted for approximately 9.7% and 5.2% of our total sales in the third quarter of 2009 and 2008, respectively; and approximately 9.1%, 23.5% and 39.7% of our total sales in year 2008, 2007 and 2006, respectively. Since the processed seafood segment has significant growth potential and the profit margin of the processed seafood segment (33.5% and 32.0% for the third quarter of 2009 and 2008 respectively) is much higher than that of marine catch segment (18.2% and 9.7% for the third quarter of 2009 and 2008, respectively), we will continue to focus our resources on the processed seafood segment going forward.

A detailed breakdown of our sales by major geographical markets is set out in the section “Results of Operations” herein.

Factors that can affect our sales are as follows:

●
The level of sales is dependent on the supply of raw materials on a timely basis. Raw material costs accounted for approximately 74.5% and 76.1% of our total cost of sales of processed seafood products in the third quarter of 2009 and 2008 respectively; and approximately 77.9%, 74.3% and 64.9% of our total cost of sales of processed seafood products in year 2008, 2007 and 2006, respectively. The availability of these raw materials could be affected by a large number of factors, including, inter alia, the availability of fish stock, weather conditions, government policies and regulations where such fishing is carried out, the stability of supplies from fishermen and pressure from environmental or animal rights groups.

●
Specifically, fishing activities in waters around the PRC are restricted in June and July each year to ensure sustainable aquatic resources. As such, some of our suppliers such as fishermen are restricted from fishing during this period due to the restrictions against fishing along the Taiwan Strait imposed by the PRC’s Ministry of Agriculture. There is no assurance that the PRC government may not impose more stringent fishing regulations, including but not limited to longer or more frequent periods that restrict fishing.

●	Any shortage in the supply of or increase in the prices of the raw materials for our processed seafood products will adversely affect our sales.

●
Our ability to maintain existing accreditations such as HACCP, ISO9001:2000, ISO14001:2004 and the EU Export Certification accreditations will affect our ability to maintain our presence in our existing market and to expand into new market territories.

●	Our ability to price our products competitively against existing competitors and new market entrants by achieving economies of scale.

●	Our ability to build on our established track record and reputation as a supplier of high quality processed seafood products and capability to deliver products in a timely manner.

●	Our ability to maintain existing business relationships and to secure new customers, which may be affected by the general economic or political conditions in our local and overseas markets.

●	Our ability to introduce new products to capture a wider group of consumers and to cater to different and changing consumers’ preferences.

Please refer to the section “Risk Factors” herein for further information on other factors that may affect our revenue.

Production facilities and employees

Our production facilities are located at Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province, the PRC. We have five production lines for the processing of dried processed seafood products: roasted file fish, roasted prawns, shredded roasted squid, roasted squids and smoked products, and one production line for the processing of frozen seafood products.

As at September 30, 2009, we had 769 employees.

Seasonality

We do not experience any significant seasonality in relation to sales for our processed seafood products. However, sales are usually higher before and during the Chinese New Year. In 2008, we also experienced a strong sales demand before the Olympics games being held in Beijing in August. As for the trading of marine catch, sales may be lower in June and July due to the reduced supplies as a result of the restriction on fishing in the Taiwan Strait during these two months.

RESULTS OF OPERATIONS

Three and Nine Months Ended September 30, 2009 and 2008

We derive our sales from the sales of processed seafood products and marine catch, the breakdown of our sales and gross profit by product, as well as by geographical location of our customers for the three and nine months ended September 30, 2009 and 2008 are set out below:

Breakdown of our past performance by principal products and geographical regions

Sales by product

	Three months ended September 30,				Nine months ended September 30,
	2009		2008		2009		2008
	US$’000%		US$’000%		US$’000%		US$’000%

Processed seafood products	12,099	90.3	10,896	94.8	37,553	84.0	33,192	93.9
Marine catch	1,294	9.7	600	5.2	7,144	16.0	2,154	6.1
Total	13,393	100.0	11,496	100.0	44,697	100.0	35,346	100.0

Sales by geographical region

	Three months ended September 30,				Nine months ended September 30,
	2009		2008		2009		2008
	US$’000%		US$’000%		US$’000%		US$’000%
PRC
Shandong	752	5.6	830	7.2	2,507	5.6	3,332	9.4
Zhejiang	5,685	42.5	4,939	43.0	17,764	39.8	16,450	46.6
Fujian	3,629	27.1	3,161	27.5	11,729	26.2	10,995	31.1
Jiangsu/ Shanghai	876	6.5	667	5.8	2,828	6.3	953	2.7
Guangdong/ Shenzhen	832	6.2	672	5.8	2,753	6.2	981	2.8
Sichuan/ Chongqing	506	3.8	-	-	506	1.1	-	-
Others	599	4.5	233	2.0	5,504	12.3	685	1.9
Total PRC (1)	12,879	96.2	10,502	91.3	43,591	97.5	33,396	94.5
Asia (2)	514	3.8	994	8.7	1,106	2.5	1,950	5.5
Total	13,393	100.0	11,496	100.0	44,697	100.0	35,346	100.0

Notes:

(1)
Sales to PRC include sales to local PRC distributors who in turn sell our products to Taiwan and South Korea. Such sales amounted to $0.2 million and $0.4 million in the third quarter of 2009 and 2008, respectively.

(2)	Sales to Asia mainly relate to exports to Japan, Philippines and Papua New Guinea.

Sales

We continued to grow steadily in the third quarter of 2009. Our revenue during the three months ended September 30, 2009 increased to $13.4 million by approximately $1.9 million or 16.5% compared to $11.5 million during the same period ended September 30, 2008. The increase in revenue was due to the continued growth in sales of our processed seafood products. Sales of our processed seafood products during the three months ended September 30, 2009 increased by $1.2 million or 11.0% to $12.1 million, compared to $10.9 million during the period ended September 30, 2008, whereas sales of our marine catch segment during the three months ended September 30, 2009 increased by $0.7 million to $1.3 million compared to the period ended September 30, 2008.

Likewise, our revenue during the nine months ended September 30, 2009 increased to $44.7 million by approximately $9.4 million or 26.5%, compared to $35.3 million we realized during the nine months ended September 30, 2008. Sales of our processed seafood products increased by $4.4 million or 13.1%, whereas sales of our marine catch segment increased by $5.0 million or over 200% due to the significant increase in sales of our trading materials in the first quarter of this year.

The processed seafood products operations continued to be our growth driver. The higher sales in the processed seafood products segment were mainly due to our continued success in the sales and marketing efforts.

Having recognized that the processed seafood segment has significant growth potential and attractive profit margin, we will continue to focus our resources on the processed seafood segment going forward.

Cost of sales

Our cost of sales comprises the cost of our processed seafood operations and the cost of our marine catch. The breakdown is as follows:

	Three months ended September 30,				Nine months ended September 30,
	2009		2008		2009		2008
	US$’000%		US$’000%		US$’000%		US$’000%

Processed seafood products	8,048	88.4	7,402	93.2	25,022	79.7	22,021	92.0
Marine catch	1,058	11.6	542	6.8	6,377	20.3	1,903	8.0
Total	9,106	100.0	7,944	100.0	31,399	100.0	23,924	100.0

Cost of sales – Processed seafood products

Our cost of sales comprises mainly raw materials, packaging materials, direct labor and manufacturing overheads. The following table sets forth our cost of sales:

	Three months ended September 30,				Nine months ended September 30,
	2009		2008		2009		2008
	US$’000%		US$’000%		US$’000%		US$’000%

Raw materials	5,998	74.5	5,641	76.1	18,605	74.4	17,420	79.1
Packaging materials	1,019	12.7	765	10.4	3,219	12.9	1,966	8.9
Direct labor	484	6.0	401	5.4	1,406	5.6	1,133	5.2
Manufacturing overheads	547	6.8	595	8.1	1,792	7.1	1,502	6.8
Total	8,048	100.0	7,402	100.0	25,022	100.0	22,021	100.0
Raw materials

Raw materials comprise mainly of seafood such as fish, prawns and squids. We use seafood which are fished from the open sea and not bred through aquaculture. The costs of these raw materials are dependent on the prevailing market prices, which are relatively stable as the existing market supply is stable and abundant. We are located near the Xiangzhi (Shishi) fishing port, one of the largest fishing ports and state-level fishing port centers in Fujian province.

We believe our strategic location has provided us up-to-date information on the market price of our raw materials, which allowed us to purchase our raw materials at the best available price. Our proximity to suppliers has also allowed us to obtain fresh supplies of raw materials and this has enabled us to ensure freshness and quality in our finished products. The proximity to suppliers has also enabled us to reduce the transportation costs and lead-time to obtain the raw materials.

Raw material costs accounted for approximately 74.4% and 79.1% of our cost of sales for the nine months ended September 30, 2009 and 2008, respectively. The percentage of raw materials cost as a proportion of the total cost of sales is affected by the product mix for the relevant financial year and the market price of the raw materials. We mitigate the fluctuation in pricing by bulk purchasing and stock management. We are able to stock up our raw materials when prices are lower, as we have our own cold storage facility and we can also utilize other nearby facilities for storage when needs arise. This will ensure a steady supply of raw materials for the processing of seafood products throughout the year.

The increase in raw material costs for the periods under review was mainly due to the increased production and sales of processed seafood products, whereas direct labor and manufacturing overheads are relatively considered as invariable cost factors comparing to raw materials and packaging materials.

Packaging materials

Packaging materials accounted for approximately 12.9% and 8.9% of our cost of sales for the nine months ended September 30, 2009 and 2008, respectively.

The increase in packaging material costs for the periods under review was mainly due to the increased production and sales of processed seafood products. We have experienced a mild price increase in packaging materials since late 2008 due to inflation and use of individual packages for some of our new products but believe that it will not bring material impact on the overall gross profit margin because we will continue to enjoy economies of scale in material costs along with the increase in production volume.

Direct labor

Direct labor costs accounted for 5.6% and 5.2% of our cost of sales for the nine months ended September 30, 2009 and 2008, respectively. Direct labor includes mainly salaries and wages paid to employees who are involved in the production processes. Direct labor costs are dependent on factors such as production volume, number of employees, wage rate and applicable government regulations (including minimum wage requirements, statutory welfare and insurance fund contributions). The fluctuation in the direct labor costs as a percentage of costs of sales is dependent on the degree of processing required for the end products. The increase in our production scale over the past few years has enabled us to enjoy economies of scale and higher productivity through job specialization and training.

The total headcount as of September 30, 2009 has increased to 769 compared to 597 as of the end of the third quarter of 2008. The increase was mainly due to the increase in number of production headcount due to increased scale of production along the year.

Manufacturing overheads

Manufacturing overheads comprise depreciation, amortization, seasonings, water, electricity and other fuel costs which are used directly in the production of finished goods.

The increase in manufacturing overheads for the nine months periods under review was mainly due to the increased scale of production and the expansion of production facilities along the year.

Cost of sales - Marine catch

	Three months ended September 30,				Nine months ended September 30,
	2009		2008		2009		2008
	US$’000%		US$’000%		US$’000%		US$’000%

Raw materials	948	89.6	503	92.7	6,098	95.6	1,765	92.7
Other expenses	110	10.4	39	7.3	279	4.4	138	7.3
Total	1,058	100.0	542	100.0	6,377	100.0	1,903	100.0

Raw materials

We buy the marine catch from the suppliers and then sell to the customers on a direct basis. The marine catch is predominantly sold to customers and distributors in Liaoning, Fujian and Shandong provinces, some of whom directly export the marine catch to South Korea and Taiwan.

The increase in raw material costs for the nine months periods under review was mainly in line with the increased sales of trading materials since the second half of 2008.

Other expenses

Other expenses mainly relate to the costs of packaging materials, ice required to keep the freshness of the marine catch and the related overheads.

Gross profit by product

	Three months ended September 30,				Nine months ended September 30,
	2009		2008		2009		2008
	US$’000%		US$’000%		US$’000%		US$’000%

Processed seafood products	4,051	94.5	3,494	98.4	12,531	94.2	11,171	97.8
Marine catch	236	5.5	58	1.6	767	5.8	251	2.2
Total	4,287	100.0	3,552	100.0	13,298	100.0	11,422	100.0

Gross profit margin by product

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	%	%	%	%

Processed seafood products	33.5	32.0	33.4	33.7
Marine catch	18.2	9.7	10.7	11.7
Total	32.0	30.9	29.8	32.3

Gross profit

Gross profit grew by 20.7% or $0.7 million, from $3.6 million during the three months ended September 30, 2008 to $4.3 million during the same period in 2009. Gross profit margin improved by 1.1% from 30.9% during the three months ended September 30, 2008 to 32.0% during the same period in 2009. Gross profit margin for the processed seafood products operations was increased from 32.0% to 33.5%, whereas gross profit margin for the marine catch segment was improved from 9.7% to 18.2% during the same period under review.

Similarly, gross profit grew by 16.4% or $1.9 million, from $11.4 million during the nine months ended September 30, 2008 to $13.3 million during the same period in 2009. However, the gross profit margin for the nine months ended September 30, 2009 dropped by 2.5% to 29.8% from 32.3% during the same period in 2008.

The decrease in overall gross profit margin for the nine months periods under review was largely attributable to the significant increase in sales of marine catch which the gross profit margin is much lower than that of the processed seafood products. Whereas the decrease in gross profit margin for the processed seafood products for the periods under review was mainly due to the inflation and the increase in the costs associated with the packaging materials as explained per above.

Sales and marketing expenses

Our sales and marketing expenses comprise mainly salaries of sales and marketing staff, investor relations fees, advertisement and costs for participating in exhibitions.

Our sales and marketing expenses accounted for approximately 0.9% and 1.3% of our total revenue during the nine months ended September 30, 2009 and 2008, respectively. We maintained our marketing efforts along the year so as to strengthen our brand position in both existing and new markets. In this connection, the amount of sales and marketing expenses are relatively stable for the periods under review.

General and administrative expenses

Our general and administrative expenses comprise mainly salaries and staff benefits for employees, legal and professional fees, research and development costs, traveling and entertainment expenses.

Our general and administrative expenses accounted for approximately 3.4% and 3.7% of our total revenue during the nine months ended September 30, 2009 and 2008, respectively. The increase in the general and administrative expenses was mainly attributable to the higher payroll costs as a result of hiring some experienced professional staff so as to cope with the expanding operations and the higher R&D costs, including staff and testing materials costs, for development of new products during the year.

Other income

Other income relates mainly to rental income, government subsidies and interest income.

Rental income relates to the collection of rental on the 33 shop spaces at our factory in Dabao Industrial Zone. The rental contracts are based on one year lease term. The government subsidies mainly relate to grants by the Ministry of Science and Technology for the development of high-value seafood products with the use of low-value raw materials. Interest income is earned from cash balances with banks from operational cash flow and net proceeds from the private placement taken place in November 2007.

Interest expense

Our interest expense relates to interest costs incurred on the various short-term bank borrowings taken by us for working capital requirements. Our interest expense accounted for approximately 0.4% and 0.7% of our total revenue during the nine months ended September 30, 2009 and 2008, respectively.

Income before income tax

Our income before income tax increased by $1.7 million or 17.6%, from $9.9 million during the nine months ended September 30, 2008 to $11.6 million during the same period in 2009. The increase was mainly due to the combined effects of the increase in sales of 26.5% and the decrease in gross profit margin by 2.5%, which was partially offset by the increase in the general and administrative expenses, as a result of the factors described above.

Income tax expense

Our profit is subject to the prevailing tax rate applicable to the respective jurisdictions in which we operate.

Prior to January 2005, our business was carried out under Mingxiang which was incorporated as a PRC limited liability company and thus was subject to an Enterprise Income Tax rate of 33% of its taxable income.

According to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises, foreign investment enterprises (“FIE”) engaged in production established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones are located may pay income taxes at a reduced rate of 24%. In addition, foreign investment enterprises engaged in production having a period of operation of not less than 10 years shall be exempted from income tax for the first 2 profit-making years and a 50% reduction in the income tax payable for the next 3 years.

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008.  The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises.  For enterprises engaged in production established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones enjoy a favorable tax rate of 24%, the income tax rate will change to 25% with effective from January 1, 2008. However, the new provision allows these enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules.

With effect from January 1, 2005, Rixiang acquired the business operations of Mingxiang, which subsequently became a property holding company. Rixiang was incorporated as a FIE and was granted the tax incentives for FIEs, and was exempted from income tax for 2005 and 2006.  Rixiang is therefore subject to PRC state income tax of 12% for 2007 and then 12.5% for 2008 and 2009.

Jixiang is also a property holding company and is subject to tax on its assessable income.

The lower effective tax rates for the financial years under review were mainly due to tax exemption granted under the tax incentives.

We have recently received a notice of recognition as enterprise of new and high technology, which was jointly issued by The Science and Technology Department of Fujian, The Finance Department of Fujian, The State Tax Bureau of Fujian and The Local Taxation Bureau of Fujian for the Company engaged in advanced food processing technologies for the Fujian Province. As a new and high technology company, we are qualified for a reduced tax rate of 15% on the Company’s income through 2012.

Years ended December 31, 2008, 2007 and 2006

We derive our sales from the sales of processed seafood products and marine catch, the breakdown of our sales and gross profit by product, as well as by geographical location of our customers for the years ended December 31, 2008, 2007 and 2006 are set out below:

Breakdown of our past performance by principal products and geographical regions
Sales by product
	Year ended December 31,
	2008		2007		2006
	US$’000%		US$’000%		US$’000%

Processed seafood products	44,370	90.9	27,863	76.5	16,551	60.3
Marine catch	4,429	9.1	8,562	23.5	10,891	39.7
Total	48,799	100.0	36,425	100.0	27,442	100.0

Sales by geographical region
	Year ended December 31,
	2008		2007		2006
	US$’000%		US$’000%		US$’000%

PRC
Shandong	4,306	8.8	5,047	13.9	6,613	24.1
Zhejiang	22,342	45.8	14,131	38.8	9,129	33.3
Fujian	14,600	29.9	16,041	44.0	11,025	40.2
Guangdong/ Shenzhen	1,805	3.7	-	-	-	-
Jiangsu/ Shanghai	1,699	3.5	-	-	-	-
Others	1,650	3.4	1,011	2.8	425	1.5
Total PRC (1)	46,402	95.1	36,230	99.5	27,192	99.1
Asia (2)	2,397	4.9	97	0.2	99	0.4
Others (3)	-	-	98	0.3	151	0.5
Total	48,799	100.0	36,425	100.0	27,442	100.0

Notes:
(1)
Sales to PRC include sales to local PRC distributors who in turn sell our products to Taiwan, Japan and South Korea. Such sales amounted to $2.3 million, $6.1 million and $8.5 million in year 2008, 2007 and 2006, respectively.

(2)	Sales to Asia mainly relate to exports to Japan, Philippines and Papua New Guinea.
(3)	Export sales to other countries include sales to Russia and Ukraine.

Year 2008 compared to Year 2007, and Year 2007 compared to Year 2006

Sales

Our revenue increased by approximately $12.4 million or 34.0% from $36.4 million in 2007 to $48.8 million in 2008. The increase in revenue was due to the continued growth in sales of our processed seafood products, which was partially offset by the decrease in sales of our marine catch segment. Sales of our processed seafood products increased by $16.5 million or 59.2%, whereas sales of our marine catch segment dropped by $4.1 million or 48.3%.

Comparing results in 2006 and 2007, our revenue increased by approximately $9.0 million or 32.7% from $27.4 million in 2006 to $36.4 million 2007. Sales of our processed seafood products increased by $11.3 million or 68.3%, whereas sales of our marine catch segment dropped by $2.3 million or 21.4%.

The processed seafood products operations continued to be the growth driver for us as our products continue to gain market acceptance, particularly in Fujian and Zhejiang provinces. The higher sales in the processed seafood products segment were due to the continued sales and marketing effort in these two provinces. We also penetrated into two new neighborhood markets, Jiangsu and Guangdong provinces, in the second quarter of 2008. Accordingly, the number of sales staff has further increased from 19 in 2007 to 23 as at December 31, 2008.

In 2006 and 2007, we worked with local fishermen and chartered a number of fishing vessels to harvest marine catch from the East China Sea and the Taiwan Strait. All the harvest from our marine catch was sold to customers on a direct basis. We did not use any of our own marine catch for the production of our processed seafood products.

Starting from 2008, we do not charter any fishing vessels nor harvest the marine catch ourselves. Instead, we simply buy the marine catch from the suppliers and then sell to the customers on a direct basis. The marine catch is predominantly sold to overseas customers and distributors in Fujian, Shandong and Liaoning provinces, some of whom directly export the marine catch to South Korea and Taiwan.

Having recognized that the processed seafood segment has significant growth potential, we will continue to focus our resources on the processed seafood segment going forward. We believe the growth of sales driven by the processed seafood segment will continue to outweigh the decrease in sales of marine catch.

Cost of sales

Our cost of sales comprises the cost of our processed seafood operations and the cost of our marine catch. The breakdown is as follows:

	Year ended December 31,
US$ ’000	2008	2007	2006
Processed seafood products	29,617	18,798	11,364
Marine catch	3,990	6,851	8,366
Total	33,607	25,649	19,730

Cost of sales – Processed seafood products

Our cost of sales comprises mainly raw materials, packaging materials, direct labor and manufacturing overheads. The following table sets out details of our cost of sales:

	Year ended December 31,
	2008		2007		2006
	US$’000%		US$’000%		US$’000%

Raw materials	23,070	77.9	13,964	74.3	7,375	64.9
Packaging materials	2,982	10.1	1,339	7.1	1,063	9.3
Direct labor	1,526	5.1	1,507	8.0	1,312	11.6
Manufacturing overheads	2,039	6.9	1,988	10.6	1,614	14.2
Total	29,617	100.0	18,798	100.0	11,364	100.0

Raw materials

Raw materials comprise mainly seafood such as fish, prawns, squids, salt, sugar and other seasonings. We use seafood which are fished from the open sea and not bred through aquaculture. The costs of these raw materials are dependent on the prevailing market prices, which are relatively stable as there is a stable and abundant supply from the existing market. We are located close to the Xiangzhi (Shishi) fishing port, which is one of the largest fishing ports in Fujian province, and one of the state-level fishing port centers.

We believe our strategic location allows us to have up-to-date information on the market price of our raw materials and this has allowed us to purchase our raw materials at the best available price. Our proximity to our suppliers has also allowed us to have fresh supplies of raw materials and this has enabled us to ensure freshness and quality in our finished products. The proximity has also enabled us to reduce raw material transportation costs and lead-time to obtain our supplies.

Raw material costs accounted for approximately 77.9%, 74.3% and 64.9% of our cost of sales in year 2008, 2007 and 2006, respectively. The percentage of raw materials cost as a proportion of the total cost of sales is affected by the product mix for the relevant financial year and the market price of the raw materials. We mitigate the fluctuation in pricing by bulk purchasing and stock management. We are able to stock up our raw materials when prices are lower, as we have our own cold storage facility and we can also utilize other nearby facilities for storage when needs arise. This will ensure a steady supply of raw materials for the processing of seafood products throughout the year.

The increase in raw material costs for the years under review was mainly due to the increased production and sales of processed seafood products, whereas direct labor and manufacturing overheads are relatively considered as invariable cost factors comparing to raw materials and packaging materials.

Packaging materials

Packaging materials accounted for approximately 10.1%, 7.1% and 9.3% of our cost of sales in year 2008, 2007 and 2006, respectively.

The increase in packaging material costs for the years under review was mainly due to the increased production and sales of processed seafood products. We did experience a little bit price increase in packaging materials in 2008 due to inflation and use of individual packages for some of our new products but believe that it will not bring material impact on the overall gross profit margin because we will continue to enjoy economies of scale in material costs along with the increase in production volume.

Direct labor
Direct labor costs accounted for 5.1% to 11.6% of our cost of sales for the years under review. Direct labor includes mainly salaries and wages paid to employees who are involved in the production process. Direct labor costs are dependent on factors such as production volume, number of employees, wage rate and applicable government regulations (including minimum wage requirements, statutory welfare and insurance fund contributions). The fluctuation in the direct labor costs as a percentage of costs of sales is dependent on the degree of processing required for the end products. The increase in our production scale over the past few years has enabled us to enjoy economies of scale and higher productivity through job specialization and training.

The total headcount as at December 31, 2008 has decreased to 611 from 634 as at the end of 2007. The decrease was mainly due to a reduction in number of workers for the fishing vessels which were no longer chartered by us in 2008, which was partially offset by the increase in number of production headcount due to increased scale of production along the year.

Manufacturing overheads

Manufacturing overheads comprise depreciation, water, electricity and other fuel costs which are used directly in the production of finished goods.

Cost of sales - Marine catch

	Year ended December 31,
	2008		2007		2006
	US$’000%		US$’000%		US$’000%

Raw materials	3,642	91.3	-	-	-	-
Rental / charter hires	-	-	930	13.6	1,085	13.0
Crew salaries and wages	-	-	437	6.4	378	4.5
Bunker fuel	-	-	3,484	50.8	4,532	54.2
Repair & maintenance	-	-	1,154	16.8	1,213	14.5
Other expenses	348	8.7	846	12.4	1,158	13.8
Total	3,990	100.0	6,851	100.0	8,366	100.0

Raw materials

We buy the marine catch from the suppliers and then sell to the customers on a direct basis. The marine catch is predominantly sold to overseas customers and distributors in Liaoning, Fujian and Shandong provinces, some of whom directly export the marine catch to South Korea and Taiwan.

Rental / charter hires

We commenced our marine catch operation in September 2002, with the chartering of two fishing vessels with an aggregate net tonnage of 44 tons. In December 2007, we have a fleet of six chartered fishing vessels with an aggregate net tonnage of 256 tons. However, taking into consideration of the significant growth potential in the processed seafood segment and the deteriorating gross profit margin for the sales of marine catch due to higher fuel and operating costs, we decided to focus our resources on the processed seafood segment going forward. In this connection, all the chartering agreements with the fishermen have been terminated by us at the end of 2007. We are not subject to any penalties for terminating these chartering agreements which are about to be ended in 2008 or 2009.

Starting from 2008, we simply buy the marine catch from the suppliers and then sell to the customers on a direct basis.

Crew salaries and wages

We have entered into agreements with the owners of fishing vessels, from whom we have chartered six fishing vessels for our marine catch operations by the end of 2007. The size of the fishing crew has increased over the last few years as we increased the number of fishing vessels. Pursuant to the agreements, we are required to bear the salaries and wages of the fishing crew.

Bunker fuel

Our main cost of operations was the cost of bunker fuel for the operation of the chartered vessels. The price of bunker fuel was dependent on world oil price which has been increased significantly during the years under review.

Repair and maintenance

Repair and maintenance costs relate to the repair of the vessels and the fishing nets used for our marine catch operations. The vessels require regular maintenance both during their voyages and when they are back to the port.

Other expenses

Other expenses mainly relate to the costs of packaging materials and ice required to keep the freshness of the marine catch. The fishes are sorted and packed in ice boxes and then sent directly to customers upon reaching the port.

Gross profit by product
	Year ended December 31,
	2008		2007		2006
	US$’000%		US$’000%		US$’000%

Processed seafood products	14,753	97.1	9,065	84.1	5,186	67.2
Marine catch	439	2.9	1,711	15.9	2,526	32.8
Total	15,192	100.0	10,776	100.0	7,712	100.0

Gross profit margin by profit

	Year ended December 31,
	2008	2007	2006
	%	%	%
Processed seafood products	33.2	32.5	31.3
Marine catch	9.9	20.0	23.2
Total	31.1	29.6	28.1

Gross profit

Gross profit grew by 41.0% or $4.4 million, from $10.8 million in 2007 to $15.2 million in 2008. Gross profit margin improved by 1.5 percentage point from 29.6% in 2007 to 31.1% in 2008. Gross profit margin for the processed seafood products operations was increased from 32.5% to 33.2%, whereas gross profit margin for the marine catch segment was reduced from 20.0% to 9.9% for the same years under review.

Gross profit grew by 39.7% or $3.1 million, from $7.7 million in 2006 to $10.8 million in 2007. Gross profit margin improved by 1.5 percentage point from 28.1% in 2006 to 29.6% in 2007.

The increase in gross profit margin for our processed seafood products during the years under review was mainly due to the increase in our selling prices and the cost savings in terms of material costs and overheads stemming from better utilization of our facilities as we enjoy economies of scale from higher production volume.

The decline in gross profit margin of our marine catch segment from 2006 to 2007 was mainly due to higher bunker fuel and operational costs for running the fishing vessels. Starting from 2008, we no longer charter any vessels and simply trade the marine catch to the distributors. As a result, the gross profit margin earned from this business segment was lower comparing to prior years.

Having recognized that the processed seafood segment has significant growth potential and better profit margin comparing to the trading of marine catch, we will continue to focus our resources on the processed seafood segment going forward. We believe the growth of gross margin earned from the processed seafood segment will continue to outweigh the decrease in gross margin earned from sales of marine catch.

Sales and marketing expenses

Our sales and marketing expenses comprise mainly salaries of sales and marketing staff, costs in participating in exhibitions, freight charges, advertisement and product and hygiene inspection costs by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, Health and Food Safety Authority, Quality and Technical Supervision Board.

Our sales and marketing expenses accounted for approximately 1.2%, 0.4% and 0.3% of our total revenue in year 2008, 2007 and 2006, respectively. The increase in the sales and marketing expenses in 2008 was mainly due to the hiring of an investor relations firm and the increase of advertising and exhibition costs in 2008 so as to strengthen our brand position in both existing and new markets. Accordingly, the number of sales staff has further increased from 19 in 2007 to 23 in 2008.

General and administrative expenses

Our general and administrative expenses comprise mainly salaries and staff benefits for employees, legal and professional fees, research and development costs, traveling and entertainment expenses.

Our general and administrative expenses accounted for approximately 4.2%, 1.6% and 1.4% of our total revenue in year 2008, 2007 and 2006, respectively. The increase in the general and administrative expenses from 2007 to 2008 was mainly attributable by the higher payroll costs at about $517,000 as a result of hiring some experienced professional staff so as to cope with the expanding operations and distributing the bonuses to the executive directors, the higher traveling and entertainment expenses at about $122,000 mainly attributable to more overseas traveling like attending road shows, some losses on disposal or replacement of fixed assets at about $147,000 to enhance the overall production capacity, the higher R&D costs at about $87,000 for development of new products and the higher legal and professional fees at about $192,000 after we went public in the last quarter of 2007.

Other income

Other income relates mainly to rental income, government subsidies and interest income.

Rental income relates to the collection of rental on the 33 shop spaces at our factory in Dabao Industrial Zone. The rental contracts are based on one year lease term. The government subsidies relate to grants by the government for accreditations like the National Spark Program funding and the EU export certification undertaken by us. Interest income is earned from higher cash balances with banks as a result of strong operational cash inflow and net proceeds from the private placement taken place in November 2007, which also contributed the most to the increase in other income from 2007 to 2008.

Interest expense

Our interest expense relates to interest costs incurred on the various short-term bank borrowings taken by us for working capital requirements. Our interest expense accounted for approximately 0.7%, 0.9% and 1.0% of our total revenue in year 2008, 2007 and 2006, respectively. Interest expense in 2008 decreased slightly when comparing to prior year which was in line with the decline in bank borrowing rates in the last quarter of 2008.

Income before income tax

Our income before income tax increased by $2.9 million or 29.4%, from $9.9 million in 2007 to $12.8 million in 2008. The increase was mainly due to the increase in sales of 34.0% and improved gross profit margin by 1.5 percentage point as a whole, which was partially offset by the increase in the selling and distribution expenses and the general and administrative expenses, as a result of the factors described above.

Comparing 2006 and 2007 results, our income before income tax increased by $2.8 million or 40.4%, from $7.0 million in 2006 to $9.9 million in 2007 due to similar reasons as explained per above.

Income tax expense

Our profit is subject to the prevailing tax rate applicable to the respective jurisdictions in which we operate.

Prior to January 2005, our business was carried out under Mingxiang which was incorporated as a PRC limited liability company and thus was subjected to an Enterprise Income Tax rate of 33% of its taxable income.

According to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises, foreign investment enterprises (“FIE”) engaged in production established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones are located may pay income taxes at a reduced rate of 24%. In addition, foreign investment enterprises engaged in production having a period of operation of not less than 10 years shall be exempted from income tax for the first 2 profit-making years and a 50% reduction in the income tax payable for the next 3 years.

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008.  The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises.  For enterprises engaged in production established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones enjoy a favorable tax rate of 24%, the income tax rate will change to 25% with effective from January 1, 2008.  However, the new provision allows these enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules.

Effective January 1, 2005, Rixiang acquired the business operations of Mingxiang, which subsequently became a property holding company. Rixiang was incorporated as a FIE and was granted the tax incentives for FIEs, and was exempted from income tax for 2005 and 2006.  Rixiang is therefore subject to PRC state income tax of 12% for 2007 and then 12.5% for 2008 and 2009.

Jixiang is also a property holding company and is not subject to tax.

The lower effective tax rates for the financial years under review were mainly due to tax exemption granted under the tax incentives. However, such tax incentives may be withdrawn in the future without prior notice.

REVIEW OF FINANCIAL POSITION

Current assets

As at December 31, 2007, our current assets amounted to $30.0 million, representing 87.9% of our total assets of $34.1 million. It comprised cash and cash equivalents of $24.5 million, accounts receivable of $4.2 million, inventories of $1.2 million and other receivables and prepayments of $0.1 million.

As at December 31, 2008, our current assets increased to $43.4 million, representing 84.2% of our total assets of $51.6 million. It comprised cash and cash equivalents of $31.6 million, accounts receivable of $4.8 million, inventories of $6.7 million and other receivables and prepayments of $0.3 million.

Increase in cash and cash equivalents was mainly due to strong operational cash inflow and net proceeds from the private placement taken place in November 2007, which was partially offset by the increase in inventories and the addition of fixed assets and construction in progress in 2008.

Accounts receivable were mainly represented by amounts due from distributors and wholesalers. Our Company usually extended unsecured credit period to long established customers up to 3 months. Since our practice is to perform constant credit checks and pursue the past due accounts proactively, there was no material uncollectible debts identified in the past.

Inventories were mainly related to raw materials comprising mainly frozen prawns, frozen fish and squids which would be either traded in the market or used for the production and processing of dried and frozen products. In particular, a significant portion of them accounted for $4.3 million as at December 31, 2008 would be sold in the market when price goes up in the future due to limited supplies. Our inventories also included some finished goods, work-in-progress and packaging materials.

Non-current assets

As at December 31, 2008, our non-current assets amounted to $8.2 million and accounted for approximately 15.8% of our total assets. Our non-current assets comprised mainly property, plant and equipment, land use rights and construction in progress. In 2008, we increased our production capacity by 50% in the fourth quarter of the year and therefore fixed assets and construction in progress have been increased accordingly.

As at December 31, 2008, our property, plant and equipment amounting to $5.9 million were made up mainly of buildings amounting to $3.7 million and plant and machinery amounting to $1.7 million. Buildings related to our production plant, cold room, office buildings and workers’ dormitories. Plant and machinery related mainly to our production lines, freezing machines, roasting and drying machines. The remaining $0.5 million related to office equipment and motor vehicles. Whereas construction in progress amounting to $1.6 million related to our new processing plant and staff quarter under construction at the year end.

Current liabilities

As at December 31, 2007, our current liabilities of $2.6 million comprised short-term bank loans of $0.8 million, accounts payable of $0.4 million, amount due to a shareholder of $0.3 million, income tax payable of $0.3 million and other payables of $0.8 million.

Our current liabilities of $6.6 million as at December 31, 2008 comprised short-term bank loans of $4.3 million, accounts payable of $0.4 million, amount due to a shareholder of $0.2 million, income tax payable of $0.3 million and other payables of $1.4 million.

The short-term bank loans were used for our working capital requirements. The weighted average effective interest rate on the borrowing is about 7.85% per annum in 2008. We have negotiated with the bank for more favorable interest rate on loans and thus we have repaid part of the loans in December 2007 and then borrowed the same amount in January 2008 for the said arrangement.

Regarding the accounts payable, the related turnover day was about a week due to the short credit period allowed by the fishermen which was consistent with the market practice.

The amount due to a shareholder was unsecured, interest free and with no fixed terms of repayment.

Stockholders’ equity

As at December 31, 2007, our stockholders’ equity amounted to $31.5 million and comprised additional paid-in capital of $16.6 million, statutory reserve of $3.1 million, accumulated other comprehensive income of $1.2 million and retained earnings of $10.6 million.

Our stockholders’ equity of $45.0 million as at December 31, 2008 comprised additional paid-in capital of $16.8 million, statutory reserve of $4.9 million, accumulated other comprehensive income of $3.4 million and retained earnings of $19.9 million.

Statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Under the PRC law, appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. We appropriated about 15% of our after-tax net income to the reserve on a yearly basis.

We declared a final dividend of $4.6 million in 2007 and it was fully paid during the same year, whereas we did not distribute any dividend in 2008.

LIQUIDITY AND CAPITAL RESOURCES

We funded our operations through a combination of stockholders’ equity, short-term borrowings and cash generated from our operations. Our cash and cash equivalents as of September 30, 2009 amounted to approximately $31.3 million, a decrease of $0.3 million compared to $31.6 million as of December 31, 2008. Our total indebtedness as of September 30, 2009 comprised of short-term bank loans in the amount of $4.1 million compared to $4.3 million as of December 31, 2008.

We believe that after taking into account our cash position, available bank facilities and cash from operating activities, we have adequate working capital for our present requirements.

A summary of our cash flows for years ended December 31, 2008, 2007 and 2006, and for the nine months period ended September 30, 2009 are as follows:

	Year ended December 31,			Nine months ended
US$ $ ‘000	2008	2007	2006	September 30, 2009

Net cash (used in) / provided by operating activities	6,000	6,701	9,375	1,127
Net cash (used in) investing activities	(4,179)	(21)	(1)	(1,342)
Net cash provided by / (used in) financing activities	3,364	7,959	(3,024)	(225)
Foreign currency translation adjustment	1,978	656	210	98
Net change in cash and cash equivalents	7,163	15,295	6,560	(342)
Cash and cash equivalents at beginning of the year/period	24,477	9,182	2,622	31,640
Cash and cash equivalents at the end of the year/period	31,640	24,477	9,182	31,298

Nine months period ended September 30, 2009

Net cash provided by operating activities

Our net cash provided by operating activities for the nine months ended September 30, 2009 amounted to approximately $1.1 million, a decrease of $0.3 million compared to net cash provided by operating activities for the same period in 2008. The decrease was mainly attributable to the increase in the accounts receivable of $2.4 million for the nine months ended September 30, 2009, which was partially offset by the higher net income earned during the same period in 2009.

We purchased a significant amount of raw materials during the second quarter of 2009. Of which $8.7 million was spent for raw materials were used to purchase marine catch which could be resold in the market when prices go up in the future when supplies are limited.

The increase in accounts receivable was mainly in line with the increase in sales volume during the periods under review and the extension of credit period to our major customers so as to cope with the current market practice.

Net cash used in investing activities

For the nine months ended September 30, 2009, our net cash used in investing activities was approximately $1.3 million, mainly attributable to the addition of fixed assets in relation to the development of new processing plant, the associated machineries and staff quarter.

Net cash (used in) provided by financing activities

Our net cash used in financing activities was approximately $0.2 million for the nine months ended September 30, 2009, a decrease of approximately $3.6 million compared to net cash provided by financing activities for the same period in 2008. The decrease was mainly attributable to the borrowing of short-term bank loans in the first quarter of 2008 for working capital purposes.

Use of proceeds

We believe that after taking into account of our cash position, available bank facilities and cash generated from operating activities, we have adequate working capital to meet up with our current operating expenditures. Working capital at September 30, 2009 totaled $46.0 million, an increase of $9.2 million from our working capital at December 31, 2008 of $36.8 million. The increase in working capital was primarily attributable to the increased net income we realized for the period.

We have financed our expansion plan in 2009 in part from the proceeds raised from the private placement closed on November 17, 2007. The construction of our new facilities, which would increase production capacity by 100%, was just completed and commenced the operation by the end of the third quarter of 2009.

As of September 30, 2009 and December 31, 2008, we had short-term bank loans in the aggregate amount of $4,138,879 and $4,289,341, respectively. The weighted average effective interest rate per annum was 5.43% and 7.65% for the three months ended September 30, 2009 and 2008, respectively, payable quarterly. All bank borrowings were secured by certain land use rights, property, plant and equipment. Although we expect that we are able to repay the loans according to the terms of agreement, any default may cause the burden on our land use rights, property, plant and equipment which have been used to secure the payment of the loans.

Pursuant to an auction we won on November 6, 2009, as described in the business overview above, we will use our working capital to purchase the 40-year use right of a land in Shishi City, Fujian, and build cold storage facilities on the land. We intend to finance the total estimated $20 million in land use right and construction costs from funds generated by operations and expects to complete the construction in late 2010. Closing of the acquisition is subject to execution of a formal agreement with the local land and resources department, which agreement is expected to be executed in early 2010.

Pursuant to a Credit or Share Purchase Option Agreement (the “Agreement”) we entered into with Qiu and Xianghe on November 27, 2009, we will be obligated to make a two-month loan (due on January 26, 2010) to Xianghe in the amount of RMB180,500,000 (approximately $26,400,000) to be used for its working capital purposes. In consideration for the loan, we received the option to buy shares representing eighty percent (80%) of Xianghe from its sole shareholder, Qiu. The interest rate on the loan is 5.0% per annum. Qiu agreed to pledge all of his shares in Xianghe to guarantee the performance by Xianghe under the Option Agreement.  We intend to fund the loan from our currently available cash.

Apart from the expansion plan discussed above and the commitments set out in the section of “Commitments and Contingencies” herein, we do not have any other material commitments for capital expenditures and other expenditures. We believe that the current operating activities would be able to generate adequate cash flows supporting the daily operations.

COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Ocean Technology leased certain office space under a non-cancellable operating lease agreement with a term of 3 years with fixed monthly rentals, expiring on February 17, 2011, and generally did not contain significant renewal options. Total rent expenses for the nine months period ended September 30, 2009 was approximately $57,858. Future minimum rental payments due under the non-cancelable operating lease agreement are approximately $107,000 in total in the following two years ending September 30, 2010 and 2011.

Capital commitment

On November 6, 2009, our subsidiary Mingxiang won the auction for the purchase of the 40-year use right of a land in Shishi City, Fujian, as described in the business overview above. The purchase price for the land use right is RMB 15.55 million ($2.28 million), of which 50% ($1.14 million) will be paid within 20 days and the balance ($1.14 million) within 60 days. We intend to finance the total estimated $20 million in land use right and construction costs from funds generated by operations and expects to complete the construction in late 2010.  Closing of the acquisition is subject to execution of a formal agreement with the local land and resources department, which agreement is expected to be executed in 60 days.

Also as discussed in the Business Overview, on November 27, 2009, we entered into a Credit or Share Purchase Option Agreement (the “Agreement”) with Qiu and Shishi Xianghe. The Agreement provides Mingxiang to make a loan to Xianghe in the amount of RMB180,500,000 (approximately $26,400,000) by December 27, 2009 to be used for working capital purposes. In consideration for the loan, we received the option to buy shares representing eighty percent (80%) of Xianghe from its sole shareholder, Qiu. The interest rate on the loan is 5.0% per annum. Qiu agreed to pledge all of his shares in Xianghe to guarantee the performance by Xianghe under the Agreement.  We intend to fund the loan from our currently available cash.

Year Ended December 31, 2008

Net cash provided by operating activities

Our net cash provided by operating activities in 2008 amounted to approximately $6.0 million, which was a decrease of $0.7 million when comparing to net cash provided by operating activities in 2007. The decrease was mainly attributable to the increase in the inventories of $5.5 million in 2008, partially offset by the higher net income earned in the same year and the significant increase of accounts receivable recorded in 2007.

We purchased much more raw materials in 2008 and a significant portion of them, accounting for $5.3 million, could be sold in the market should prices increase due to limited supplies.

Net cash used in investing activities

In 2008, our net cash used in investing activities was approximately $4.2 million which was attributable to the addition of fixed assets and construction in progress at about $4.2 million in total, mainly for the development of new processing plant, the associated machineries and staff quarter. In this connection, our production capacity has been increased by 50% in the fourth quarter of 2008.

Net cash provided by financing activities

Our net cash provided by financing activities was approximately $3.4 million in 2008, which was a decrease of $4.6 million when comparing to net cash provided by financing activities in 2007. The decrease was mainly due to the increase in additional paid-in capital of $15.9 million which was raised from the transaction of reverse acquisition and private placement taken place in November 2007, and was partially offset by the dividend being paid of $4.6 million and net repayment of bank loans of $3.0 million in 2007.

Year Ended December 31, 2007

Net cash provided by operating activities

In 2007, our net cash provided by operating activities amounted to approximately $6.7 million. The major source of cash inflow from operating activities was from net income of $8.7 million. Changes in operating assets and liabilities included cash outflow resulting from increase in accounts receivable of $2.9 million and other receivables of $0.1 million. This was offset by cash inflow from cash received from increase in accounts payable of $0.2 million, other payables of $0.3 million and income tax payable of $0.3 million.

Net cash used in investing activities

In 2007, our net cash used in investing activities was approximately $21,000 which arose from the acquisition of production and office equipment.

Net cash provided by financing activities

In 2007, our cash provided by financing activities was approximately $8.0 million. This comprised mainly the increase in additional paid-in capital of $15.9 million which was raised from the transaction of reverse acquisition and private placement taken place in November 2007, net of offering costs of $4.0 million. This was offset by the dividend being paid of $4.6 million, repayment of bank loans of $3.0 million and decrease in amount due to a shareholder of $0.4 million.

Year Ended December 31, 2006

Net cash provided by operating activities

In 2006, our net cash provided by operating activities amounted to approximately $9.4 million. The major source of cash inflow from operating activities was from net income of $7.0 million. Changes in operating assets and liabilities included cash inflow resulting from cash received from accounts receivable of $2.4 million, increase in accounts payable of $0.2 million and other payables of $0.1 million. This was offset by cash outflow from higher inventories of 0.6 million.

Net cash used in investing activities

In 2006, our net cash used in investing activities was approximately $1,000 which arose from the acquisition of office equipment.

Net cash used in financing activities

In 2006, our cash used in financing activities was approximately $3.0 million. This comprised a net increase in bank loans taken up by us for our working capital requirements of $0.5 million, which was offset by repayment of amount due to a shareholder of $3.5 million.

Use of proceeds

We believe that after taking into account our cash position, available bank facilities and cash from operating activities, we have adequate working capital for our present requirements.

However, we do have the expansion plan for the use of proceeds being raised from the private placement taken place on November 17, 2007. Here below is the breakdown for the use of proceeds and the expected timeline for corresponding commitments.

Use of Proceeds	Amount in $’m	Year to Spend
Construct new cold storage facilities	6.0	2008-2009
Acquire land use right and construct new processing plant	6.5	2008-2009
Upgrade part of the processing plant and equipment	0.7	2008
Construct new sterile sealed production unit	0.6	2008
Develop and promote new markets	1.0	2008-2009
Support research and development	0.8	2008-2009
Working capital (including offering expenses)	4.4	2007-2008
Total	19.9

After the private placement, the relative cost of capital resources would decrease correspondingly given the increase in the equity financing and the same level of bank borrowings.

Apart from the expansion plan discussed above and the commitments set out in the section of “Commitments and Contingencies” in the Prospectus, we do not have any other material commitments for capital expenditures and other expenditures. We believe that the current operating activities would be able to generate adequate cash flows supporting the daily operations.. We may offer securities for gross proceeds of a maximum of $40,000,000 pursuant to a shelf registration statement on  Form S-3 that was declared effective by the Securities and Exchange Commission on December 23, 2009.   On January 25, 2010, we consummated an offering of 4,615,388 shares of common stock  at a price of $6.50 per share for gross proceeds of $30,000,022.  We received net proceeds of approximately $28,400,000 after deduction of placement agent fees and expenses of the offering.   We intend to use the proceeds of the offering for general working capital and capital expenditures, which may include potential acquisitions.

CAPITAL EXPENDITURE AND INVESTMENTS

A summary of our capital expenditure for the last three financial years ended December 31, 2008, 2007 and 2006, and for the nine months period ended September 30, 2009 are as follows:

(US$’000)	Year ended December 31,			Nine months ended
	2008	2007	2006	September 30, 2009

Land use rights	-	-	-	-
Buildings	3,496	-	-	2,600
Plant and machinery	308	20	-	313
Office equipment	22	1	1	18
Motor vehicles	367	-	-	16
	4,193	21	1	2,947

We have financed our expansion plan in 2009 in part from the proceeds raised from the private placement closed on November 17, 2007. In 2008, total capital expenditures of $4.2 million were attributable to the addition of fixed assets at about $2.6 million and the addition of construction in progress at about $1.6 million, mainly for the development of new processing plant, the associated machineries and staff quarter. The construction of our new facilities, which increased production capacity by 100%, was completed and commenced full operation by the third quarter end of 2009.

CRITICAL ACCOUNTING POLICIES & RECENT ACCOUNTING PRONOUNCEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations discussed our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management evaluates its estimates and judgments, including those related to its most critical accounting policies, on an ongoing basis. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be responsible under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

●  Basis of presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

●  Basis of consolidation

The consolidated financial statements include the financial statements of China Marine and its subsidiaries.

All significant intercompany balances and transactions within the Company have been eliminated upon consolidation.

●  Use of estimates

In preparing these financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results could differ from these estimates.

●        Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

The Company maintains cash and cash equivalent balances at a financial institution in the PRC, which are insured by the People’s Bank of China. The Company had cash concentration risk of $31,289,728, $31,614,368 and $24,476,647 as of September 30, 2009, December 31, 2008 and 2007, respectively.

●        Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

As of September 30, 2009, December 31, 2008 and 2007, the allowance for doubtful accounts was $36,239, $24,218 and $21,022, respectively.

●        Inventories

 Inventories consist of frozen products from marine catch, processed seafood products and materials used in the manufacture of the Company’s products. Inventories are stated at the lower of cost or net realizable value, with cost being determined on a weighted average basis. Costs include purchased cost of raw fishes, direct labor and manufacturing overhead costs. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand.

As of September 30, 2009, December 31, 2008 and 2007, the Company did not record an allowance for obsolete inventories, nor have there been any write-offs.

●  Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Buildings	30-50 years	10%
Plant and machinery	10-30 years	10%
Office equipments	8-10 years	10%
Motor vehicles	5 years	10%

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●        Land use rights

All lands in the PRC are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 50 years and they will expire in 2052.

●        Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as property, plant and equipment, land use rights and construction in progress held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated discounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment as of September 30, 2009, December 31, 2008 and 2007.

●        Revenue recognition

In accordance with the ASC Topic 605, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company derives revenues from the processing, distribution and sale of processed seafood products and sale of marine catch. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the products at the rate ranging from 13% to 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company recognizes revenue from the sale of products upon delivery to the customers and the transfer of title and risk of loss. The Company experienced no product returns and has recorded no reserve for sales returns for the period ended September 30, 2009 and 2008.

The Company has distributor arrangements with certain parties for sale of its processed seafood products. The distributor agreements do not provide chargeback, price protection, or stock rotation rights. Accordingly, the Company records the revenue, net of VAT incurred when products are delivered to and received by the distributors.

Rental income from operating leases on real estate properties is recognized on a straight-line basis over the lease period.

●        Cost of Revenue

Cost of revenue consists primarily of purchase cost of raw fishes, direct labor, depreciation and manufacturing overheads, which are directly attributable to the manufacture of processed seafood products. Shipping and handling costs, associated with the distribution of seafood products to customers, are recorded in cost of revenue and are recognized when the related seafood product is shipped to the customer.

●        Government subsidy income

Subsidy income is received at a discretionary amount as determined by the local PRC government. Subsidy income is recognized at their fair value where there is a reasonable assurance that the subsidy will be received and the Company will comply with applicable conditions. Subsidy income is recognized in the accompanying consolidated statements of operations at the period when it was received from the local PRC government.

●        Advertising expenses

Advertising costs are expensed as incurred in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 93-7, “Reporting for Advertising Costs”. Advertising expenses for the nine months period ended September 30, 2009, years ended December 31, 2008 and 2007 were $98,381, $151,177 and $22,856, respectively.

●        Research and development

Research and development costs are expensed when incurred in the development of new products or processes including significant improvements and refinements of existing products. Such costs mainly relate to labor and material cost. The Company incurred $149,443, $87,327 and $32,651 of such costs for the nine months period ended September 30, 2009, years ended December 31, 2008 and 2007, respectively.

●        Retirement plan costs

Contributions to retirement schemes (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation and comprehensive income as the related employee service is provided.

●        Comprehensive income

ASC Topic 220, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●        Income taxes

The Company adopts ASC Topic 740, “Income Taxes”, regarding accounting for uncertainty in income taxes prescribes the recognition threshold and measurement attributes for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. In addition, the guidance requires the determination of whether the benefits of tax positions will be more likely than not sustained upon audit based upon the technical merits of the tax position. For tax positions that are determined to be more likely than not sustained upon audit, a company recognizes the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not determined to be more likely than not sustained upon audit, a company does not recognize any portion of the benefit in the financial statements. The guidance provides for de-recognition, classification, penalties and interest, accounting in interim periods and disclosure.

For the period ended September 30, 2009, year ended December 31, 2008 and 2007, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2009, December 31, 2008 and 2007, the Company did not have any significant unrecognized uncertain tax positions.

The Company conducts major businesses in the PRC and is subject to tax in this jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the foreign tax authority.

●        Net income per share

The Company calculates net income per share in accordance with ASC Topic 260, “Earnings per Share.” Basic income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

●        Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operation and comprehensive income.

The reporting currency of the Company is the United States dollars ("US$"). The Company's subsidiaries in the PRC maintain their books and records in its local currency, the Renminbi Yuan ("RMB"), which is functional currency as being the primary currency of the economic environment in which these entities operate.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not the US$ are translated into US$, in accordance with SFAS No. 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of changes in stockholders’ equity.

Translation of amounts from RMB into US$1 has been made at the following exchange rates for the respective period:

	September 30,
	2009	2008
Period-end rates RMB:US$1 exchange rate	6.8376	6.8551
Average rates RMB:US$1 exchange rate	6.8425	6.9989

	December 31,
	2008	2007
Year-end rates RMB:US$1 exchange rate	6.8542	7.3141
Average yearly rates RMB:US$1 exchange rate	6.9623	7.5633

●        Stock-based compensation

The Company adopts ASC Topic 718-20, "Compensation - Stock Compensation" ("ASC 718-20"), using the fair value method. Under ASC 718-20, stock-based compensation cost is measured at the grant date based on the fair value of the award or using the Black-Scholes pricing model and is recognized as expense over the appropriate service period.

●        Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●        Segment reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. For the period ended September 30, 2009, year ended December 31, 2008 and 2007, the Company operates in two principal reportable segments: sale of processed seafood products and trading of marine catch.

●        Fair value of financial statements

ASC Topic 820-10, “Fair Value Measurements and Disclosures” ("ASC 820-10") establishes a new framework for measuring fair value and expands related disclosures. Broadly, ASC 820-10 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820-10 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

For financial assets and liabilities, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

●        Registration payment arrangements

The Company accounts for registration payment arrangement in accordance with FASB Staff Position EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”) which provides guidance on the accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies”. A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics: (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained.

●        Recent accounting pronoucements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In September 2009, Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The discussion below includes the applicable ASC reference.

The Company adopted ASC Topic 810-10, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) effective January 2, 2009. Topic 810-10 changes the manner of presentation and related disclosures for the noncontrolling interest in a subsidiary (formerly referred to as a minority interest) and for the deconsolidation of a subsidiary. The adoption of these sections did not have a material impact on the Company’s condensed consolidated financial statements.

ASC Topic 815-10, “Derivatives and Hedging” (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”) was adopted by the Company effective January 2, 2009. The guidance under ASC Topic 815-10 changes the manner of presentation and related disclosures of the fair values of derivative instruments and their gains and losses.

In April 2009, the FASB issued an update to ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10) (formerly FASB Staff Position No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). The standard provides additional guidance on estimating fair value in accordance with ASC 820-10 when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate if a transaction is not orderly. The Company adopted this pronouncement effective April 1, 2009 with no impact on its condensed consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 107-1, “Disclosures about Fair Value of Financial Instruments” (“ASC 825-10”). ASC 825-10 requires fair value of financial instruments disclosure for interim reporting periods of publicly traded companies as well as in annual financial statements. ASC 825-10 is effective for interim periods ending after June 15, 2009 and was adopted by the Company in the second quarter of 2009. There was no material impact to the Company’s condensed consolidated financial statements as a result of the adoption of ASC 825-10.

In April 2009, the FASB issued FSP APB No. 28-1, “Interim Financial Reporting” (“ASC 825-10”). ASC 825-10 requires the fair value of financial instruments disclosure in summarized financial information at interim reporting periods. ASC 825-10 is effective for interim periods ending after June 15, 2009 and was adopted by the Company in the second quarter of 2009. There was no material impact to the Company’s condensed consolidated financial statements as a result of the adoption of ASC 825-10.

The Company adopted, ASC Topic 855-10, “Subsequent Events” (formerly SFAS 165, “Subsequent Events”) effective April 1, 2009. This pronouncement changes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

In June 2009, the FASB finalized SFAS No. 167, “Amending FASB interpretation No. 46(R)”, which was included in ASC Topic 810-10-05 “Variable Interest Entities”. The provisions of ASC Topic 810-10-05 amend the definition of the primary beneficiary of a variable interest entity and will require the Company to make an assessment each reporting period of its variable interests. The provisions of this pronouncement are effective January 1, 2010. The Company is evaluating the impact of the statement on its consolidated financial statements.

In July 2009, the FASB issued SFAS No. 168, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 168 codified all previously issued accounting pronouncements, eliminating the prior hierarchy of accounting literature, in a single source for authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168, now ASC Topic 105-10 “Generally Accepted Accounting Principles”, is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this pronouncement did not have an effect on the Company’s condensed consolidated financial statements.

In August 2009, the FASB issued an update of ASC Topic 820, “Measuring Liabilities at Fair Value ”. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using prescribed techniques. The Company adopted the new guidance in the third quarter of 2009 and it did not materially affect the Company’s financial position and results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)” which amends ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements.” ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. This ASU will become effective for us for revenue arrangements entered into or materially modified on or after April 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the application date and the impact of this standard on its condensed consolidated financial statements.

FOREIGN EXCHANGE EXPOSURE

Our sales are denominated in RMB and US dollars whilst our purchases and operating expenses are all denominated in RMB. As such, we may be exposed to any significant transactional foreign exchange exposure for our operations. However, to the extent that we may enter into transactions in currencies other than RMB in future, particularly as we penetrate into overseas markets, our financial results may be subject to fluctuations between those foreign currencies and RMB.

The percentage of our sales denominated in RMB and US dollars are as follows:

	Nine months ended September 30,

(%)	2009	2008

Sales
RMB	97.5	94.5
US dollars	2.5	5.5
Total	100.0	100.0

	Year ended December 31,

(%)	2008	2007	2006

Sales
RMB	95.1	99.5	99.1
US dollars	4.9	0.5	0.9
Total	100.0	100.0	100.0

On July 21, 2005, the RMB was unpegged against the US dollars and pegged against a basket of currencies on a “managed-float currency regime”. As at September 30, 2009, the exchange rate was approximately US$1.00 to RMB6.8376; and as at December 31, 2008, the exchange rate was approximately US$1.00 to RMB6.8542. There is no assurance that the PRC's foreign exchange policy will not be further altered. In the event that the PRC's policy is altered, significant fluctuations in the exchange rates of RMB against US dollars may arise. As a result we will be subject to significant foreign exchange exposure and in the event that we incur foreign exchange losses, our financial performance will be adversely affected.

Our net foreign exchange gains or losses for the last three financial years ended December 31, 2008, 2007 and 2006 are as follows:

	Year ended December 31,
	2008	2007	2006

Net foreign exchange (losses)/ gains (US$’000)	(19)	14	1
As a percentage of income before tax (%)	0.15	0.14	0.02

We do not have a formal hedging policy with respect to our foreign exchange exposure as our foreign exchange gains/ losses for the period under review have been relatively insignificant. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should the need arise. Should we enter into any hedging transaction in the future, such transaction shall be subject to review by our board of directors. In addition, should we establish any formal hedging policy in the future, such policy shall be subject to review and approval by our board prior to implementation.

INFLATION

During the period under review, inflation did not have a material impact on our financial performance.

Web Site Access to Our Periodic SEC Reports

You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports and information statements, and other information that we filed electronically.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 27, 2009, China Marine Food Group Limited (the “Company”) dismissed Cordovano and Honeck LLP (“CHLLP”) as its independent registered public accounting firm. The decision to dismiss CHLLP was approved by the Board of Directors of the Company.

The reports of CHLLP on the Company’s balance sheet as of December 31, 2007  and the related statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2007 and each of the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, there were no disagreements with CHLLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of CHLLP, would have caused it to make reference to the subject matter of the disagreement in connection with their reports on the Company’s balance sheets as of December 31, 2007 and the related statements of operations, stockholders’ equity and cash flows for each of the quarters in the year ended December 31, 2007.

During the fiscal year ended December 31, 2007 and each of the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Concurrently, the Company engaged ZYCPA Company Limited (formerly Zhong Yi (Hong Kong) C.P.A. Company Limited) as its new independent registered public accounting firm to audit the Company’s financial statements for the year ended December 31, 2008. During the Company’s two most recent fiscal years, ZYCPA was engaged as an independent accountant to audit the significant subsidiaries of the Company located in Hong Kong and the People’s Republic of China.

Prior to ZYCPA’s engagement, the Company did not consult with ZYCPA regarding any matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans. Although the interest rates are fixed at the benchmark lending rate for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. Interest rates for our short-term bank loans have been decreased quite significantly in the first quarter of 2008 from 7.93% to 5.31% in the third quarter of 2009. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities at $4.1 million would decrease net income before provision for income tax by approximately $41,000 per annum. Management monitors the banks’ interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the US dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB except for some cash and cash equivalents and accounts receivables. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between US dollar and RMB. If the RMB depreciates against the US dollar, the value of our RMB revenues, earnings and assets as expressed in our US dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin, selling and distribution, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase to cope with these increased costs.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

DIRECTORS AND OFFICERS

The following sets forth the name and position of each of our current executive officers and directors.

Directors Name	Age	Position held

Pengfei LIU	53	CEO, Secretary and Director

Marco Hon Wai KU	35	Chief Financial Officer

Weipeng LIU	33	Director

Xiaochuan LI	65	Independent Director

Changhu XUE	45	Independent Director

Honkau WAN	36	Independent Director

None of the Directors and Executive Officers is related to each other or the Substantial Shareholder.

Pengfei Liu is our CEO, Secretary and Director. He is the founder of our Company, and has been spearheading the expansion and growth of our Company. Mr. Liu is responsible for our operations, marketing, public relations, strategic planning and development of new products and markets and overall running of our Company.

From 1975 to 1981, Mr. Liu served as a seaman with the Zhejiang East Ocean Navy. From 1981 to 1993, he worked as a trader in seafood. In 1994, Mr. Liu established Mingxiang. In October 2003, Mr. Liu was elected as member of the executive committee of the China Aquatic Products Processing and Marketing Association (CAPPMA). In December 2003, Mr. Liu was appointed committee member of the Shishi Committee (Fujian Province) of the Chinese People’s Political Consultative Conference. In January 2005, Mr. Liu was elected vice-chairman of the executive committee of Quanzhou Food Products Industry Association. In December 2005, Mr. Liu was appointed as a member of the executive committee of the China Chamber of International Commerce, Shishi Chamber of Commerce. In August 2006, Mr. Liu was appointed executive member of the general meeting of the Fujian Aquatic Products Processing and Marketing Association (FAPPMA).  Mr. Liu is not a member of the board of directors for any public company.

Marco Hon Wai Ku is our Chief Financial Officer and joined our Company in July 2007. He is responsible for the corporate finance function of our Company and oversees matters relating to accounting, financial administration and the compliance and reporting obligations of our Company. Mr. Ku obtained a bachelor’s degree in Finance from the Hong Kong University of Science and Technology in 1996, and is currently a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Prior to joining us, from 1996 to 2000, Mr. Ku was with KPMG, where he last held the position as Assistant Manager. From August 2000 to February 2003, he was the Manager - Corporate Services in Logistics Information Network Enterprise (HK) Limited, a subsidiary of Hutchison Port Holdings Ltd., where he later worked as Manager - Management Accounting from March 2003 to September 2004. From October 2004 to September 2005, he worked as a Financial Controller for Hongkong.com Company Limited (a Hong Kong listed company within the China.com Group). And from October 2005 to April 2007, he co-founded KISS Catering Group, which is a food and beverage business in Beijing. Mr. Ku is not a director of any public company.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person, and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Weipeng Liu is our Director, who is also employed to oversee the construction, operation and maintenance of our equipment and production facilities in the capacity of Manager of Operations. After graduating with a degree in mechanical design and manufacturing and automation from Fuzhou University in 1997, Mr. Liu joined our Company as Mingxiang and Rixiang’s facilities manager. He was appointed to serve as an director of Rixiang in October 2006. . Mr. Liu is not a director of any public company.

Xiaochuan Li has been the Director of the Division for Test of the Safety and Quality of Aquatic Products in the Yellow Sea Fisheries Research Institute of the Chinese Academy of Fishery Sciences since 1978, where he is responsible for the marine products processing technology research and carrying out coordination in terms of both quality and quantity examination and formulating related standards. From 1987 to 2005, Mr. Li was the Center Director of the National Center for Quality Supervision and Test of Aquatic Products. During his tenure, Mr. Li was responsible for overseeing the daily operation of the laboratory and inspection center.

Changhu Xue is a professor of Aquatic Product Processing and Preserving Engineering at the Ocean University of China. Mr. Xue is a Council Member of China Society of Fisheries and the Chairman of the Fish Processing and Comprehensive Utilization Sub-committee of the China Society of Fisheries. He is also the Chief Secretary of the Steering Committee for Light Industry and Food Education in the Ministry of Education for the People’s Republic of China. Mr. Xue’s major focus of research has been in aquatic product processing and fisheries chemistry. Mr. Xue has completed over 20 state and provincial research projects including the research schemes in the National Natural Science Foundation of China and has published over 100 papers and articles in academic journals. In 1990, Mr. Xue was the first recipient of a doctoral degree in Agriculture and Aquatic Products in China. Mr. Xue has obtained 8 patent certificates and 2 technological achievements awarded by the provincial authority.

Honkau Wan has practiced as a certified public accountant (“CPA”) since 2003. His firm provides professional auditing, consultancy and secretarial services to his clients on a variety of industries. From 2000 to 2002, Mr. Wan served in a multi-national company as an internal auditor, where he participated in evaluating the internal control systems of the group companies and made recommendations to the management. The multi-national company was involved in the following industries: financial institutions, property development, airline and security broker in Hong Kong, China, United States and other Asia Pacific countries. From 1996 to 1999, Mr. Wan was with KPMG auditing financial institutions. Mr. Wan received a BBA in Accounting, with Honors, from the Hong Kong Polytechnic University in 1996.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person, and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

SIGNIFICANT EMPLOYEES

Other than the officers described above, we do not expect any other individuals to make a significant contribution to our business.

FAMILY RELATIONSHIPS

There are no family relationships among our officers, directors, persons nominated for such positions, or significant shareholders.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, or control persons have been involved in any of the following events during the past five years:

●	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time;

●	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

●
Being found by a court of competent jurisdiction (in a civil violation), the SEC or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

BOARD COMMITTEES

The Board of Directors is composed of five directors: Mr. Pengfei Liu, Mr. Weipeng Liu, Mr. Xiaochuan Li, Mr. Changhu Xue and Mr. Honkau Wan.  All board action requires the approval of a majority of directors in attendance at a meeting at which a quorum is present.

On June 18, 2009, the Registrant established an Audit Committee of the Board with the responsibility for assisting the Board in fulfilling its oversight role regarding the Company’s financial reporting process, its system of internal control and its compliance with applicable laws, regulations and company policies.  Honkau Wan, Xiaochuan Li, and Changhu Xue were elected to be members of the Audit Committee and shall serve the Committee until their successors are duly elected and qualified. On June 18, 2009, the Registrant also established a Governance Committee and a Compensation Committee, and elected Xiaochuan Li and Changhu Xue as members to each of the Committee.

The audit committee is primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee is primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee is also responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee is primarily responsible for reviewing and approving our salary and benefit policies (including equity plans), including compensation of executive officers.

CODE OF ETHICS

We adopted a Code of Ethics pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 on January 24, 2008.  On August 10, 2009, we amended our Standards of Business Conduct and Finance Code of Professional Conduct.. The amended Standards of Business and Finance Code of Professional Conduct apply to our officers, directors and employees. The principal change to the Finance Code of Professional Conduct was to make it applicable to all employees and not only employees in the finance department to comply with the rules  of the NYSE/AMEX..  The principal change to the Standard of Business Conduct was to provide guidelines to employees to report any suspected or known violations of the Finance Code of Professional Conduct, the Standards of Business Conduct, or other China Marine policies.

All employees will:
	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

Provide shareholders with information that is accurate, complete, objective, fair, relevant, timely, and understandable, including information in our filings with and other submissions to the U.S. Securities and Exchange Commission and other public bodies.

	Comply with rules and regulations of federal, state, provincial and local governments, and of other appropriate private and public regulatory agencies.
	Action in good faith, responsibly, with due care, competence, and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.
	Not use confidential information acquired in the course of one’s work for personal advantage.
	Share knowledge and maintain professional skills importance and relevancy to shareholders’ needs.
	Proactively promote and be an example of ethical behavior as a responsible individual among peers, in the working environment and the community.
	Exercise responsible use, control, and stewardship over all China Marine assets and resources that are employed by or entrusted to us.

Not coerce, manipulate, mislead, or unduly influence any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of China Marine’s system of internal controls, financial statements, or accounting books and records.

This Finance Code of Professional Conduct embodies principles which we are expected to adhere to and advocate. These principles of ethical business conduct encompass rules regarding both individual and peer responsibilities, as well as responsibilities to China Marine shareholders and the public. The CEO, CFO, and all employees are expected to abide by this Code. Any violations of the China Marine’s Finance Code of Professional Conduct may result in disciplinary action, up to and including termination of employment.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Background and Compensation Philosophy

Our Compensation Committee consists of Xiaochuan Li and Changhu Xue, both independent directors   The Compensation Committee and, prior to its establishment in June 2009, our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, such as HQ Sustainable Maritime Industries, Inc., Zhongpin Inc. and American Dairy, Inc., and contributions made by the officers’ to our success.  Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee, on a yearly basis.  Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors and Compensation Committee have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers.  The Compensation Committee will make an independent evaluation of appropriate compensation to key employees, with input from management.  The Compensation Committee has oversight of executive compensation plans, policies and programs.

Elements of Compensation

We provide our executive officers solely with a base salary to compensate them for services rendered during the year.  Our policy of compensating our executives with a cash salary has served us well.  Because of our history of attracting and retaining executive talent, we do not believe it is necessary at this time to provide our executives discretionary bonuses, equity incentives, or other benefits in order for us to continue to be successful, apart from the common stock award granted to Mr. Ku as described  below.

Base Salary

The base salary paid to Mr. Pengfei Liu, Mr. Shaobin Yang and Mr. Marco Ku during 2007 was $22,000, $18,000 and $32,000, respectively.  In 2008, the base salary paid to Mr. Liu, Mr. Yang and Mr. Ku was increased to approximately $138,000, $65,000 and $118,000, respectively.  The 2009 annual compensation for Mr. Liu and Mr. Ku is $175,000 and $140,000, respectively.  All such amounts were paid in cash.  The value of base salary reflects each executive’s skill set and the market value of that skill set in the sole discretion of our board of directors and/or our executive officers.

Discretionary Bonus

We have determined and provided our executive officers with discretionary bonuses at the end of each fiscal year. Our board of directors will review the necessity of such scheme on a yearly basis based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies and contributions made by the officers’ to our success

Equity Incentives

We have not established an equity based incentive program and have not granted stock based awards as a component of compensation, apart from the common stock award of approximately 30,000 shares awarded to Mr. Ku upon the completion of his second year’s service for the Company. . In the future, we may adopt and establish an equity incentive plan pursuant to which awards may be granted if our board of directors determines that it is in the best interests of our stockholders and the Company to do so.

Retirement Benefits

Our executive officers are not presently entitled to company-sponsored retirement benefits.

Perquisites

We have not provided our executive officers with any material perquisites and other personal benefits and, therefore, we do not view perquisites as a significant or necessary element of our executive’s compensation.

Deferred Compensation

We do not provide our executives the opportunity to defer receipt of annual compensation.

The following table sets forth information for the period indicated with respect to the persons who served as our CEO, CFO and other most highly compensated executive officers who served on our board of directors.

SUMMARY COMPENSATION TABLE

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Pengfei Liu, CEO	2007	22,000	26,000	-	-	-	-	-	48,000
	2008	138,000	98,000	-	-	-	-	-	236,000

Shaobin Yang, Deputy CEO (1)	2007	18,000	16,000	-	-	-	-	-	34,000
	2008	65,000	33,000	-	-	-	-	-	98,000

Marco Hon Wai Ku, CFO (2)	2007	32,000	-	-	-	-	-	-	32,000
	2008	118,000	-	34,000	-	-	-	-	152,000

Weipeng Liu, Director	2007	11,000	11,000	-	-	-	-	-	22,000
	2008	43,000	20,000	-	-	-	-	-	63,000

(1)    Mr. Yang resigned from the Company on December 28, 2008.
(2)    Mr. Ku joined the Company in July 2007.

On November 17, 2007, we entered into a reverse acquisition transaction with Ocean Technology that was structured as a share exchange and in connection with that transaction; Mr. Liu became the Chief Executive Officer (“CEO”).  Prior to the effective date of the reverse acquisition, Mr. Liu served at Ocean Technology as the CEO.  The annual, long term and other compensation shown in this table include the amount Mr. Liu received from Ocean Technology prior to the consummation of the reverse acquisition.

SERVICE AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

On November 17, 2007, we entered into separate service agreements (“Service Agreements”) with our executive directors, namely, Pengfei Liu, Shaobin Yang and Weipeng Liu, on substantially similar terms, which will remain effective until December 31, 2010.  On December 28, 2008, the Company received the resignation of Shaobin Yang as our Executive Director and Deputy Chief Executive Officer.  Mr. Yang resigned for personal reasons and had no disagreements with the Company, its Board of Directors or management. After December 31, 2010, each of the Service Agreements will continue for a further term of three years unless otherwise terminated by the respective parties to the Service Agreement giving not less than six months’ notice in writing to the counterparty to such agreement.  Each of the Service Agreements may be terminated if any of the executive directors commits a breach of his Service Agreement, such as being convicted of any offence involving fraud or dishonesty or being adjudicated bankrupt.  There are no benefits payable to an executive director upon termination of his Service Agreement.  The Service Agreement covers the terms of employment, such as salary and bonus.  Under the terms of the Service Agreements, Pengfei Liu, Shaobin Yang and Weipeng Liu will each be paid an annual salary of approximately $132,000, $78,000 and $39,000, respectively, payable in equal monthly installments.   A copy of each of the Service Agreements for each of our three directors was filed as Exhibits 10.5, 10.6 and 10.7 of the Form 8-K filed on November 23, 2007 with the Commission.

We also have entered into a service agreement with Marco Hon Wai Ku who joined the Company as our chief financial officer in July 2007.  The service agreement with Mr. Ku is renewable on a year-to-year basis and may be terminated by either party giving not less than two months’ notice in writing to the other.  The service agreement was renewed in July 2009 for an additional one year term.   The service agreement may also be terminated if Mr. Ku commits a breach of the agreement, such as being convicted of any offence involving fraud or dishonesty or being adjudicated bankrupt.  The service agreement covers the terms of employment, such as salary and bonus.  Under the service agreement, Mr. Ku has also agreed not to enter into businesses that will compete with us for a period of six months after the termination of the service agreement.  Mr. Ku will be paid annual cash compensation, including his travel and housing allowance, of $140,400, and will receive a common stock award of 30,000 shares on July 25, 2010.

We also have entered into Independent Director Agreements (the “Agreements”) with Xiaochuan Li, Changhu Xue and Honkau Wan (“Director” or “Directors”). The Agreements shall terminate on the date of the Director’s removal or resignation with each 12-month period ending on the anniversary date of the Director’s appointment constituting a Service Year. Compensation for Xiaochuan Li and Changhu Xue shall be RMB60, 000 and Honkau Wan should be HK$60,000 per Service Year, respectively. Further, the Company will reimburse the Directors for expenses incurred in good faith in the performance of the Director’s duties for the Company.

We will bear all travelling and travel-related expenses, entertainment expenses and other out-of-pocket expenses reasonably incurred by our executive directors in the process of discharging their respective duties on our behalf.

The following table sets forth the total compensation paid to each independent Board member in 2008.

Director Compensation For 2008
	Fees Earned
	or paid		Stock
Name	in Cash		Awards	Total
Xiaochuan LI	$8,754	(1)	$0
Changhu XUE	$8,754	(1)	$0
Honkau WAN	$7,692	(2)	$0

(1) This amount is based on the exchange rate as of December 31, 2008 of US$1 equal to RMB6.8542.

(2) This amount is based on the exchange rate of US$1 equal to HK$7.80.

      Except as disclosed herein, we have no other existing or proposed service agreement with any of our directors.

BONUSES AND DEFERRED COMPENSATION

In addition, we will pay to each of Pengfei Liu and Weipeng Liu an incentive bonus based on our  PBT, where “PBT” refers to the audited combined profit from our operations and before income tax and before any dividend distribution (excluding non-recurring exceptional items and extraordinary items) and before minority interests for the relevant financial year.

The amount of incentive bonus that Pengfei Liu is expected to receive in each financial year will be determined as follows:

Rate of Incentive Bonus
PBT	Pengfei Liu
Where the PBT is between US $ 10,684,000 and US $ 13,356,000	0.75% of the PBT
Where the PBT is US $ 13,356,000 or more but not more than US $ 16,027,000	0.75% of the PBT for the first US $ 13,356,000 of PBT; and 1.0% on the amount over US $ 13,356,000
Where the PBT is US $ 16,027,000 and above	0.75% of the PBT for the first US $ 13,356,000 of PBT; 1.0% on the US $ 2,671,000 after the first US $ 13,356,000 of PBT; and 1.5% on the amount over US $ 16,027,000

The amount of incentive bonus that Weipeng Liu is expected to receive in each financial year will be determined as follows:

Rate of Incentive Bonus
PBT	Weipeng Liu
Where the PBT is between US $ 10,684,000 and US $ 13,356,000	0.15% of the PBT
Where the PBT is above US $ 13,356,000	0.15% of the PBT for the first US $ 13,356,000 of PBT; and 0.25% on the amount over US $ 13,356,000

The incentive bonuses will be paid in the first quarter of the year following the year of assessment.  The first assessment year for incentive bonuses will be year 2008.

This particular performance metric was chosen by the board of directors because they believed that such scheme would help in measuring the rewards provided to the senior executives and the directors in an open, fair, and measurable manner given the bonuses were tied in with the performance of the group.  A progressive basis was selected because the senior executives and the directors could be highly motivated under the said scheme and we believe this should improve long-term stockholder value over time.  This particular performance metric was arbitrarily determined by the board of directors after considering our historical business performance and the expected returns which could be possibly achieved if the business strategies and development plans could be implemented and well managed by the management.  This performance metric will be consistently reviewed by the board of directors, or the compensation committee when it is established, going forward.

We do not have any deferred compensation or retirement plans.  We do not have a compensation committee; all decisions regarding compensation are determined by our entire board of directors.

OPTION GRANTS IN THE LAST FISCAL YEAR

We did not grant any options or stock appreciation rights to our named executive officers or directors in the fiscal year 2008.  As of December 31, 2008, none of our executive officers or directors owned any of our derivative securities.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be permitted to our directors, officers and controlling persons pursuant to provisions of the Amended Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us is in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following tables set forth information regarding beneficial ownership of our common stock as of December 11, 2009 (i) by each person who is known to us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and does not necessarily bear on the economic incidents of ownership or the rights to transfer the shares described below. Unless otherwise indicated each stockholder has sole voting power and dispositive power with respect to the indicated shares.

Unless otherwise specified, the address of each of the persons set forth below is in care of Da Bao Industrial Zone, Shishi City, Fujian, China, 362700.
Title of Class	Name & Address of Beneficial Owner	Office, If Applicable	Amount and Nature of Beneficial Ownership		Percent of Class
Common Stock $0.001 par value	Pengfei Liu Dabao Industrial Zone, Shishi City, Fujian Province, China	CEO	11,806,537	(1)	41.6
Common Stock $0.001 par value	Marco Hon Wai Ku Dabao Industrial Zone, Shishi City, Fujian Province, China	CFO	54,000		0.2
Common Stock $0.001 par value	Tradelink Securities, LLC 21 S. Wacker Dr. Suite 1900 Chicago, Il 60606		1,866,833	(2)	6.6
Common Stock $.001 par value	All officers and directors as a group		13,727,370		48.4

(1)
Of these 11,806,537 common stock shares, 3,099,721 common stock shares have been placed into an escrow account pursuant to a make good agreement entered into by Mr. Pengfei Liu in connection with the Securities Purchase Agreement.

CHANGES OF CONTROL

There are currently no arrangements which would result in a change in control of us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INTERESTED PERSON TRANSACTIONS

Except as disclosed herein, we have not entered into any related transaction with any of our directors, executive officers or controlling shareholder or their affiliates.

The transactions discussed in this section were not available to third parties. Pengfei Liu was the only beneficial owner of Jixiang, Mingxiang and Rixiang when each of the transactions took place. This is why Pengfei Liu and his wife, Yazuo Qiu, would provide financing for the companies in advance and provide guarantees without any consideration.

Past Interested Person Transactions

Details of the material interested person transactions for the fiscal years ended December 31, 2008, 2007 and 2006 are set forth below:

Year of Transaction	Acquirer	Acquiree	Nature/Amount of Property Acquired or to be Acquired	Terms of Transaction
2006	Ocean Technology	Rixiang	Ocean Technology’s acquired Rixiang at a total consideration of $0.13.	The purpose of this transaction was to restructure the Company.

2006	Ocean Technology	Jixiang	Ocean Technology through Rixiang acquired Jixiang for a cash consideration of $0.56 Million.	The purpose of this transaction was to restructure the Company.

2006	Ocean Technology	Mingxiang	Ocean Technology through Rixiang acquired Mingxiang at a cash consideration of $3.76 Million.	The purpose of this transaction was to restructure the Company.

2006	Mingxiang and Rixiang	Pengfei Liu, CEO and Controlling Shareholder	$23,000 for charter fees paid to the lessors of fishing vessels. Lessors were unrelated third-parties.	Loan was unsecured, repayable on demand and interest-free. Loan fully repaid as of October 31, 2006.

2006	Ocean Technology	Pengfei Liu, CEO and Controlling Shareholder	$646,000 advance.	Advance was unsecured, repayable on demand and interest-free.

2007	Ocean Technology	Pengfei Liu, CEO and Controlling Shareholder	$262,000 advance.	Advance was unsecured, repayable on demand and interest-free.

2008	Ocean Technology	Pengfei Liu, CEO and Controlling Shareholder	$170,000 advance.	Advance was unsecured, repayable on demand and interest-free.

a)           Payment by Pengfei Liu, on behalf of Mingxiang and Rixiang, of charter fees for fishing vessels
During the period under review, our CEO and controlling shareholder, Pengfei Liu, paid charter fees in respect of 10 fishing vessels for and on behalf of Mingxiang and Rixiang.  The charter fees were paid to the lessors of the fishing vessels and amounted to $0.1 million in 2004, $0.2 million in 2005 and $23,000 in 2006. The lessors were unrelated third-parties. The amounts due from us to Pengfei Liu were unsecured, repayable on demand and interest-free, and were fully repaid as at October 31, 2006.

b)           Payment by Pengfei Liu, on behalf of Jixiang, of purchase price for land use rights

In 2003, our subsidiary Jixiang purchased land-use rights at Dabao Industrial Zone, Xiangzhi Town, Shishi City, Fujian Province for $0.2 million. It also acquired two blocks of factory space at the same location for $60,000. The aggregate amount of $0.3 million due from Jixiang was paid for by Pengfei Liu, and was unsecured, repayable on demand and interest-free. Jixiang had repaid the amount in full as at December 31, 2005.

c)           Non-trade advances to and from Pengfei Liu

From time to time, we have extended advances to Pengfei Liu.  The amounts advanced to Pengfei Liu were interest-free, unsecured and had no fixed terms of repayment.  All advances to Pengfei Liu have been fully repaid as at October 31, 2005.  Pengfei Liu had also, from time to time, extended advances to us for working capital purposes.

	As at December 31,			As at September 30,

US$’000	2006	2007	2008	2009

Advances from Pengfei Liu	646	262	170	96

Advances to Pengfei Liu	-	-	-	-

Present Interested Person Transactions

a)	Provision of guarantees by Pengfei Liu and Yazuo Qiu

As at September 30, 2009, the guarantees provided by these directors and their respective associates to secure bank facilities from the Agricultural Bank of China, Shishi Branch, are as follows:

Party to which banking facilities are granted	Loan Amount (US$’000)	Outstanding Loan Amount (US$’000)	Guarantees
Mingxiang	790	790	Guaranteed by Pengfei Liu and Yazuo Qiu

Mingxiang	439	439	Guaranteed by Pengfei Liu and Yazuo Qiu

Mingxiang	570	570	Guaranteed by Pengfei Liu and Yazuo Qiu

Mingxiang	731	731	Guaranteed by Pengfei Liu and Yazuo Qiu

Mingxiang	585	585	Guaranteed by Pengfei Liu and Yazuo Qiu

Mingxiang	585	585	Guaranteed by Pengfei Liu and Yazuo Qiu

Mingxiang	439	439	Guaranteed by Pengfei Liu and Yazuo Qiu

The facilities provided by the Agricultural Bank of China, Shishi Branch, were used to finance our working capital requirements.

As at September 30, 2009, the total outstanding loan amounts held by us were approximately $4.1 million, and the full amounts are guaranteed by Pengfei Liu and Yazuo Qiu. The effective interest rate on these short-term loans is approximately 4.22% per annum. No consideration was provided to Pengfei Liu and Yazuo Qiu in exchange for their guarantees.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

All ongoing and future transactions between us and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by the Corporate Governance and Nominating Committee (whose members are “independent” directors) and by a majority of our disinterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested (“independent”) directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

POTENTIAL CONFLICTS OF INTERESTS

Save as disclosed below and under the section “Interested Person Transactions”, during the past three financial years:

a)	None of our directors, executive officers or controlling shareholder or their affiliates have had any interest, direct or indirect, in any material transaction to which we are a party.

b)
None of our directors, executive officers or controlling shareholder or their affiliates has had any interest, direct or indirect, in any company that carries the same business or similar trade which competes materially and directly with our existing business.

c)
None of our directors, executive officers or controlling shareholder or their affiliates has had any interest, direct or indirect, in any enterprise or company that is our major customer or supplier of goods or services.

d)
None of our directors, executive officers or controlling shareholder or their affiliates has had any interest, direct or indirect, in any material transaction we have undertaken within the last three years.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This Prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

CHINA MARINE FOOD GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and stockholders of
China Marine Food Group Limited

We have audited the accompanying consolidated balance sheet of China Marine Food Group Limited and its subsidiaries (“the Company”) as of December 31, 2008 and the related consolidated statement of operation and comprehensive income, cash flows and changes in stockholders’ equity for the year ended December 31, 2008. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of their operation and their cash flows for the year then ended and in conformity with accounting principles generally accepted in the United States of America.

/s/ ZYCPA Company Limited

ZYCPA Company Limited
(formerly Zhong Yi (Hong Kong) C.P.A. Company Limited)
Certified Public Accountants

Hong Kong, China
March 20, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and stockholders of
China Marine Food Group Limited

We have audited the accompanying consolidated balance sheet of China Marine Food Group Limited (“the Company”) as of December 31, 2007 and the related consolidated statements of income, cash flows and stockholders’ equity for the year ended December 31, 2007.  The consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of their operations and their cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Cordovano and Honeck LLP
Englewood, Colorado USA
March 20, 2008

CHINA MARINE FOOD GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$31,640,307	$24,476,647
Accounts receivable, net	4,819,434	4,183,437
Inventories	6,679,488	1,187,335
Prepaid expenses and other current assets	326,977	165,528

Total current assets	43,466,206	30,012,947

Property, plant and equipment, net	5,944,515	3,510,837
Land use rights, net	630,150	605,823
Construction in progress	1,604,855	-

TOTAL ASSETS	$51,645,726	$34,129,607

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$4,289,341	$772,481
Accounts payable, trade	416,463	436,620
Amount due to a stockholder	170,091	262,388
Income tax payable	362,326	341,094
Accrued liabilities and other payable	1,387,427	788,852

Total current liabilities	6,625,648	2,601,435

Commitments and contingencies (see Note 18)

Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2008 and 2007	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized; 23,026,301 and 22,972,301 shares issued and outstanding as of December 31, 2008 and 2007	23,026	22,972
Additional paid-in capital	16,752,945	16,579,443
Statutory reserve	4,883,700	3,110,266
Accumulated other comprehensive income	3,448,436	1,252,896
Retained earnings	19,911,971	10,562,595

Total stockholders’ equity	45,020,078	31,528,172

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$51,645,726	$34,129,607

See accompanying notes to consolidated financial statements.

CHINA MARINE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2008	2007

Revenue, net	$48,798,804	$36,425,327

Cost of revenue (inclusive of depreciation and amortization)	(33,606,972)	(25,649,518)

Gross profit	15,191,832	10,775,809

Operating expenses:
Depreciation and amortization	(58,310)	(37,013)
Sales and marketing	(608,259)	(148,840)
General and administrative	(2,067,802)	(597,767)

Total operating expenses	(2,734,371)	(783,620)

Income from operations	12,457,461	9,992,189

Other income (expenses):
Other income	-	13,533
Subsidy income	68,225	62,142
Rental income	73,941	68,066
Interest income	505,173	79,183
Interest expense	(319,229)	(332,816)

Income before income taxes	12,785,571	9,882,297

Income tax expense	(1,662,761)	(1,220,942)

NET INCOME	$11,122,810	$8,661,355

Other comprehensive income:
- Foreign currency translation gain	2,195,540	1,188,929

COMPREHENSIVE INCOME	$13,318,350	$9,850,284

Net income per share – basic	$0.48	$0.38
Net income per share – diluted	$0.48	$0.34

Weighted average shares outstanding – basic	23,010,842	22,972,301
Weighted average shares outstanding – diluted	23,010,842	25,142,105

See accompanying notes to consolidated financial statements.

CHINA MARINE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”))

	Years ended December 31,
	2008	2007

Cash flows from operating activities:
Net income	$11,122,810	$8,661,355
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	237,400	224,293
Loss on disposal of property, plant and equipment	156,681	-
Stock issued to an executive	77,136	-
Stock issued for service	96,420	-
Allowance for doubtful accounts	3,196	14,581
Changes in operating assets and liabilities:
Accounts receivable	(639,193)	(2,908,349)
Inventories	(5,492,153)	(51,249)
Prepaid expenses and other current assets	(161,449)	(130,644)
Accounts payable, trade	(20,157)	208,527
Income tax payable	21,232	341,094
Accrued liabilities and other payable	598,575	340,975

Net cash provided by operating activities	6,000,498	6,700,583

Cash flows from investing activities:
Purchase of property, plant and equipment	(634,069)	(21,079)
Proceeds from disposal of property, plant and equipment	13,906	-
Cash paid to construction in progress	(3,558,441)	-

Net cash used in investing activities	(4,178,604)	(21,079)

Cash flows from financing activities:
Repayment of amount due to a stockholder	(92,297)	(383,706)
Proceeds from short-term borrowings	8,844,844	772,481
Payment on short-term borrowings	(5,388,690)	(3,792,640)
Proceeds from private placement, net of offering expenses	-	15,925,000
Payment on dividends	-	(4,562,044)

Net cash provided by financing activities	3,363,857	7,959,091

Effect of exchange rate changes in cash and cash equivalents	1,977,909	655,813

NET CHANGE IN CASH AND CASH EQUIVALENTS	7,163,660	15,294,408

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,476,647	9,182,239

CASH AND CASH EQUIVALENTS, END OF YEAR	$31,640,307	$24,476,647

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$1,641,529	$879,848
Cash paid for interest expenses	$319,229	$332,816

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS
Warrant shares granted for offering costs	$-	$1,941,014
See accompanying notes to consolidated financial statements.

CHINA MARINE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Common stock		Additional paid-in	Statutory	Accumulated other comprehensive	Retained	Total stockholder’s
	No of share	Par value	capital	reserve	income	earnings	equity

Balance as of December 31, 2006	15,624,034	$15,624	$661,791	$1,724,269	$63,967	$7,849,281	$10,314,932

Shares issued for reverse acquisition	1,148,826	1,149	(1,149)	-	-	-	-
Proceeds from private placement (net of offering expenses of $5,941,014 cash and warrants granted)	6,199,441	6,199	15,918,801	-	-	-	15,925,000
Net income for the year	-	-	-	-	-	8,661,355	8,661,355
Distribution of dividends	-	-	-	-	-	(4,562,044)	(4,562,044)
Appropriation to statutory reserve	-	-	-	1,385,997	-	(1,385,997)	-
Foreign currency translation adjustment	-	-	-	-	1,188,929	-	1,188,929

Balance as of December 31, 2007	22,972,301	$22,972	$16,579,443	$3,110,266	$1,252,896	$10,562,595	$31,528,172

Stock issued to an executive	24,000	24	77,112	-	-	-	77,136
Stock issued for service	30,000	30	96,390	-	-	-	96,420
Net income for the year	-	-	-	-	-	11,122,810	11,122,810
Appropriation to statutory reserve	-	-	-	1,773,434	-	(1,773,434)	-
Foreign currency translation adjustment	-	-	-	-	2,195,540	-	2,195,540

Balance as of December 31, 2008	23,026,301	$23,026	$16,752,945	$4,883,700	$3,448,436	$19,911,971	$45,020,078

See accompanying notes to consolidated financial statements.

CHINA MARINE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”))

1.	ORGANIZATION AND BUSINESS BACKGROUND

China Marine Food Group Limited (“China Marine” or “the Company”) was incorporated in the State of Nevada on October 1, 1999 in the former name of New Paradigm Productions, Inc. On November 16, 2007, the Company changed its current name to “China Marine Food Group Limited”.

China Marine, through its subsidiaries, mainly engages in the manufacture and distribution of seafood products, including dried and frozen seafood products, and trades with customers in domestic and overseas markets, with its principal place of business in Shishi City, Fujian Province, China.

Recapitalization and reorganization

On November 17, 2007, China Marine completed a stock exchange transaction with the stockholders of Nice Enterprise Trading H.K. Co., Limited (“Nice Enterprise”), whereby 15,624,034 shares of the Company’s common stock were issued to the stockholders of Nice Enterprise in exchange for 100% of their outstanding capital stock in Nice Enterprise. As a result of the stock exchange, the former stockholders of Nice Enterprise owned approximately 93.15% of the issued and outstanding shares of common stock of the Company.

Concurrently with the closing of the stock exchange on November 17, 2007, China Marine completed a private placement of securities to certain accredited investors who subscribed to units consisting of one share of common stock and one warrant to purchase one-fifth of one share of the common stock. The investors subscribed to an aggregate of 6,199,441 units, consisting of 6,199,441 shares of the Company’s common stock and warrants to purchase an aggregate of 1,239,888 shares of the common stock at $3.214 per unit. The units were offered and sold pursuant to exemptions from registration under the Securities Act of 1933, including without limitation, Regulation D and Regulation S promulgated under the Securities Act. The gross cash proceeds from the private placement totaled $19,925,000 less estimated offering expenses of $5,941,014 cash and warrant shares granted. Also in connection with this stock exchange and private placement transactions, China Marine granted 929,916 warrant shares to certain agents and consultants exercisable at $4.1782 per share for a term of 3 years.

On November 16, 2007, China Marine approved to change to its current name with a new stock symbol "CMFO”.

Upon completion of the stock exchange and private placement transactions, Nice Enterprise became a wholly-owned subsidiary of China Marine. The stock exchange transaction has been accounted for as a reverse acquisition and recapitalization of China Marine whereby Nice Enterprise is deemed to be the accounting acquirer (legal acquiree) and China Marine to be the accounting acquiree (legal acquirer). The accompanying consolidated financial statements are in substance those of Nice Enterprise, with the assets and liabilities, and revenues and expenses, of China Marine being included effective from the date of stock exchange transaction. China Marine is deemed to be a continuation of the business of Nice Enterprise.

Business history of subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held

Nice Enterprise Trading H.K. Co., Limited (“Nice Enterprise”)	Hong Kong, a limited liability company	Investment holding in Hong Kong	10,000 issued shares of HK$1 each	100%

Shishi Rixiang Marine Foods Co., Ltd. (“Rixiang”)	The PRC, a limited liability company	Trading and distribution of marine products in the PRC and overseas	$11,000,000	100%

Shishi Huabao Jixiang Water Products Co., Ltd (“Jixiang”)	The PRC, a limited liability company	Property holding	RMB4,500,000	100%

Shishi Huabao Mingxiang Foods Co., Ltd (“Mingxiang”)	The PRC, a limited liability company	Property holding	RMB30,000,000	100%

China Marine and its subsidiaries are hereinafter referred to as “the Company”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

●	Basis of consolidation

The consolidated financial statements include the financial statements of China Marine and its subsidiaries.

All significant intercompany balances and transactions within the Company have been eliminated upon consolidation.

●	Use of estimates

In preparing these financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results could differ from these estimates.

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

The Company maintains cash and cash equivalent balances at a financial institution in the PRC, which are insured by the People’s Bank of China. The Company had cash concentration risk of $31,640,307 and $24,476,647 as of December 31, 2008 and 2007, respectively.

●	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

As of December 31, 2008 and 2007, the allowance for doubtful accounts was $24,218 and $21,022, respectively.

●	Inventories

Inventories consist of frozen products from marine catch, processed seafood products and materials used in the manufacture of the Company’s products. Inventories are stated at the lower of cost or net realizable value, with cost being determined on a weighted average basis. Costs include purchased cost of raw fishes, direct labor and manufacturing overhead costs. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand.

As of December 31, 2008 and 2007, the Company did not record an allowance for obsolete inventories, nor have there been any write-offs.

●	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Buildings	30-50 years	10%
Plant and machinery	10-30 years	10%
Office equipments	8-10 years	10%
Motor vehicles	5 years	10%

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Construction in progress

Construction in progress is stated at cost, which includes the cost of construction, acquisition of plant and equipment and other direct costs attributable to the construction. Construction in progress is not depreciated until such time as the assets are completed and put into operational use. No capitalized interest is incurred during the period of construction.

●	Land use rights

All lands in the PRC are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 50 years and they will expire in 2052.

●	Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as property, plant and equipment, land use rights and construction in progress held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated discounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment as of December 31, 2008 and 2007.

●	Revenue recognition

In accordance with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company derives revenues from the processing, distribution and sale of processed seafood products and sale of marine catch. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the products at the rate ranging from 13% to 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company recognizes revenue from the sale of products upon delivery to the customers and the transfer of title and risk of loss. The Company experienced no product returns and has recorded no reserve for sales returns for the years ended December 31, 2008 and 2007.

The Company has distributor arrangements with certain parties for sale of its processed seafood products. The distributor agreements do not provide chargeback, price protection, or stock rotation rights. Accordingly, the Company records the revenue, net of VAT incurred when products are delivered to and received by the distributors.

Rental income from operating leases on real estate properties is recognized on a straight-line basis over the lease period.

●	Cost of revenue

Cost of revenue consists primarily of purchase cost of raw fishes, direct labor, depreciation and manufacturing overheads, which are directly attributable to the manufacture of processed seafood products. Shipping and handling costs, associated with the distribution of seafood products to customers, are recorded in cost of revenue and are recognized when the related seafood product is shipped to the customer.

●	Government subsidy income

Subsidy income is received at a discretionary amount as determined by the local PRC government. Subsidy income is recognized at their fair value where there is a reasonable assurance that the subsidy will be received and the Company will comply with applicable conditions. Subsidy income is recognized in the accompanying consolidated statements of operations at the period when it was received from the local PRC government.

●	Advertising expenses

Advertising costs are expensed as incurred in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 93-7, “Reporting for Advertising Costs”. Advertising expenses for the years ended December 31, 2008 and 2007 were $151,177 and $22,856, respectively.

●	Research and development

Research and development costs are expensed when incurred in the development of new products or processes including significant improvements and refinements of existing products. Such costs mainly relate to labor and material cost. The Company incurred $87,327 and $32,651 of such costs for the years ended December 31, 2008 and 2007, respectively.

●	Retirement plan costs

Contributions to retirement schemes (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation and comprehensive income as the related employee service is provided.

●	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss) income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company also adopted Financial Accounting Standards Board Interpretation (“FASB”) No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. In accordance with FIN 48, the Company also adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. For the years ended December 31, 2008 and 2007, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2008 and 2007, the Company did not have any significant unrecognized uncertain tax positions.

The Company conducts major businesses in the PRC and is subject to tax in this jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the foreign tax authority.

●	Net income per share

The Company calculates net income per share in accordance with SFAS No. 128, “Earnings per Share.” Basic income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

●	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operation and comprehensive income.

The reporting currency of the Company is the United States dollars ("US$"). The Company's subsidiaries in the PRC maintain their books and records in its local currency, the Renminbi Yuan ("RMB"), which is functional currency as being the primary currency of the economic environment in which these entities operate.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not the US$ are translated into US$, in accordance with SFAS No. 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of changes in stockholders’ equity.

Translation of amounts from RMB into US$1 has been made at the following exchange rates for the respective year:

	2008	2007
Year-end rates RMB:US$1 exchange rate	6.8542	7.3141
Average yearly rates RMB:US$1 exchange rate	6.9623	7.5633

●	Stock-based compensation

The Company adopts SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R") using the fair value method. Under SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award or using the Black-Scholes pricing model and is recognized as expense over the appropriate service period.

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. For the years ended December 31, 2008 and 2007, the Company operates in two principal reportable segments: sale of processed seafood products and sale of marine catch.

●	Fair value of financial instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily include cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, short-term borrowings, accounts payable, amount due to a stockholder, income tax payable, accrued liabilities and other payable.

As of the balance sheet date, the estimated fair values of financial instruments were not materially different from their carrying values as presented due to short maturities of these instruments.

●	Registration payment arrangements

The Company accounts for registration payment arrangement in accordance with FASB Staff Position EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”) which provides guidance on the accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies”. A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics: (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained.

●	Recently accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS“) No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred SFAS No. 157's effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. The Company does not have financial assets and liabilities that are accounted for using fair value measures in 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company has not elected fair value measurement for any of its assets and liabilities in 2008.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company believes that SFAS No. 141R will have no material impact on the financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS No. 160 will have no material impact on the financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 is not expected to have a material effect on the Company's future financial position or results of operations.

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The FASB has stated that it does not expect SFAS No. 162 will result in a change in current practice. The application of SFAS No. 162 will have no effect on the Company's financial position, results of operations or cash flows.

Also in May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" ("SFAS No. 163"). SFAS No. 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS No. 163 on its financial statements but does not expect it to have an effect on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 applies to convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years after December 15, 2008, and must be applied on a retrospective basis. Early adoption is not permitted. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, Earnings per Share. Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. The Company is assessing the potential impact of this FSP on the earnings per share calculation.

In June 2008, the FASB ratified EITF No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is assessing the potential impact of this EITF 07-5 on the financial condition and results of operations.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP FAS 133-1” and “FIN 45-4”). SP 133-1 and FIN 45-4 amends disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies the disclosure requirements of SFAS No. 161 and is effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. The adoption of FSP FAS 133-1 and FIN 45-4 does not have a material impact on the Company’s current financial position, results of operations or cash flows.

In October 2008, the FASB issued Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP FAS 157-3.”) FSP FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market. It illustrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS 157-3 does not have a material impact on the Company’s current financial position, results of operations or cash flows.

3.	ACCOUNTS RECEIVABLE

The majority of the Company’s sales are on open credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts that management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required.

Accounts receivable consisted of the following:

	As of December 31,
	2008	2007

Accounts receivable, at cost	$4,843,652	$4,204,459
Less: allowance for doubtful accounts	(24,218)	(21,022)

Accounts receivable, net	$4,819,434	$4,183,437

For the years ended December 31, 2008 and 2007, the Company provided the allowance for doubtful accounts of $3,196 and $14,581, respectively.

4.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2008	2007

Raw materials	$5,076,881	$863,675
Work-in-process	1,262,854	88,528
Finished goods	126,300	136,197
Packaging materials	213,453	98,935

Total	$6,679,488	$1,187,335

For the years ended December 31, 2008 and 2007, the Company recorded no allowance for slow-moving and obsolete inventories.

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2008	2007

Buildings	$4,008,018	$2,160,070
Plant and machinery	3,162,665	2,787,017
Office equipments	43,994	20,721
Motor vehicles	561,279	178,941
	7,775,956	5,146,749
Less: accumulated depreciation	(1,831,441)	(1,635,912)

Property, plant and equipment, net	$5,944,515	$3,510,837

As of December 31, 2008 and 2007, certain property, plant and equipment with the net book value of $2,380,187 and $1,362,297, respectively, were pledged as securities in connection with the outstanding short-term borrowings, as described in more details in Note 8.

Depreciation expenses for the years ended December 31, 2008 and 2007 were $221,327 and $209,501 respectively, which included $168,847 and $177,854 in cost of revenue.

Certain property, plant and equipment with original costs of $749,260 and $643,673 have become fully depreciated as of December 31, 2008 and 2007, respectively.

6.	LAND USE RIGHTS

Land use rights consisted of the following:
	As of December 31,
	2008	2007

Land use rights, at cost	$803,938	$753,387
Less: accumulated amortization	(173,788)	(147,564)

Land use rights, net	$630,150	$605,823

As of December 31, 2008, certain land use rights with the net book value of $411,088 were pledged as securities in connection with the outstanding short-term borrowings, as described in Note 8.

Amortization expenses for the years ended December 31, 2008 and 2007 were $16,073 and $14,792 respectively, in which $10,243 and $9,426 were included in cost of revenue. Estimated aggregate future amortization expense for the succeeding 5 years and thereafter as of December 31, 2008 is as follows:

Years ending December 31,
2009	$16,073
2010	16,073
2011	16,073
2012	16,073
2013	16,073
Thereafter	549,785

Total	$630,150

7.	CONSTRUCTION IN PROGRESS

During 2008, the Company was constructing the new production facilities for business expansion, including the development and improvement of the processing plant, staff quarters and storage warehouses for seafood products manufacture. In October 2008, the Company placed certain facilities into service and began depreciating the plant at that time when the assets are substantially complete and ready for their intended use. The Company reclassified $1,953,586 from construction in progress to property, plant and equipment accordingly. The whole development is scheduled to be fully completed in 2009. As of December 31, 2008, the Company incurred and capitalized $1,604,855 as construction in progress.

8.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31,
	2008	2007
Bank loans, payable to a financial institution in the PRC:

Equivalent to RMB5,260,000, due on August 20, 2008	$-	$719,159

Equivalent to RMB390,000, due on October 24, 2008	-	53,322

Equivalent to RMB5,400,000, due on February 2, 2009	787,839	-

Equivalent to RMB3,000,000, due on February 17, 2009	437,688	-

Equivalent to RMB5,000,000, due on February 19, 2009	729,479	-

Equivalent to RMB4,000,000, due on February 25, 2009	583,584	-

Equivalent to RMB5,000,000, due on February 21, 2009	729,479	-

Equivalent to RMB3,000,000, due on April 7, 2009	437,688	-

Equivalent to RMB4,000,000, due on May 18, 2009	583,584	-

Total borrowings	$4,289,341	$772,481

The Company’s wholly-owned subsidiary, Mingxiang obtained short-term bank loans in the aggregate amount of $4,289,341 and $772,481 as of December 31, 2008 and 2007 respectively with Agricultural Bank of China, a registered financial institution in the PRC. The weighted average effective interest rate per annum was 7.85% and 8.66% for 2008 and 2007 respectively, payable quarterly. All bank borrowings were guaranteed by the major shareholder and the director of the Company, Mr. Pengfei Liu (“Mr. Liu”) and his associate, Ms. Yazuo Qiu and secured by certain land use rights, property, plant and equipment with an aggregate net book value of $2,791,275 as of December 31, 2008 (2007: $1,362,297).

Among all these short-term borrowings, of which $787,839 (equivalent to RMB5,400,000) was guaranteed by an unrelated party, Shishi Yu Ching Knitting and Clothing Company (“Shishi Yu Ching”) and was fully repaid in February 2009 (see Note 18(c)).

9.	AMOUNT DUE TO A STOCKHOLDER

As of December 31, 2008 and 2007, the amounts of $170,091 and $262,388 represented temporary advances for working capital purposes from a major stockholder, Mr. Liu, which was unsecured, interest free and repayable on demand.

10.	ACCRUED LIABILITIES AND OTHER PAYABLE

Accrued liabilities and other payable consisted of the following:

	As of December 31,
	2008	2007

Value-added tax payable	$582,010	$230,196
Accrued payroll and benefits	547,956	345,319
Accrued construction cost	94,549	-
Accrued operating expenses	76,866	11,879
Accrued professional expenses	79,457	198,002
Other payable	6,589	3,456

	$1,387,427	$788,852

11.	STOCKHOLDERS’ EQUITY

(a)       Issuance of common stock

On February 20, 2008, the Company entered into an Investor Relations Consulting Agreement with Hayden Communications International, Inc (“HCI”) to provide consulting services for the Company. In connection with such service, the Company agreed to issue 30,000 shares of restricted common stock to HCI upon the effectiveness of a registration statement on Form S-1. The shares of common stock were valued at $96,420 or $3.214 per share.

On February 20, 2008, the Company granted 24,000 shares of restricted common stock to the Chief Financial Officer as stock award upon the successful listing of the Company on a US stock exchange under the Employment Agreement dated July 26, 2007. These shares were valued at $3.214 per share or a total value of $77,136.

(b)       Private placement offering

On November 17, 2007, the Company completed a private placement of securities to certain accredited investors who subscribed to units consisting of one share of common stock and one warrant to purchase one-fifth of one share of the Company’s common stock. The investors subscribed to an aggregate of 6,199,441 units, consisting of 6,199,441 shares of common stock and warrants of the Company to purchase an aggregate of 1,239,888 shares of the common stock at $3.214 per unit. The units were offered and sold pursuant to exemptions from registration under the Securities Act, including without limitation, Regulation D and Regulation S promulgated under the Securities Act. The gross cash proceeds from the private placement totaled $19,925,000 less estimated offering expense of $5,941,014, which includes the fair value of warrants granted to consultants and agents, as discussed below.

On November 17, 2007, in connection with the securities purchase agreement, the Company also entered into a registration rights agreement, under which it agreed to use its commercially reasonable efforts to cause the common stock issued and issuable upon exercise of the warrants issued to the investors, placement agent, and consultants, to be registered for resale on an appropriate form for registration to be filed with the SEC within 30 days following the closing. If the registration statement is not filed within such 30 day period or does not become effective within 180 days after closing, the Registrant is subject to a monthly penalty of 1% of the offering amount, up to a maximum of $1,000,000. Upon the effectiveness of the registration statement, the Registrant will also maintain the effectiveness of the registration statement for a specified period of time. The registration statement has declared effective on December 14, 2007, therefore no penalty was accrued.

Additionally, the Company’s principal stockholder and director, Mr. Liu, entered into a Lock-Up Agreement with the investors whereby Mr. Liu agreed that he will not (i) sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares or warrants or other rights to purchase the shares or other shares of common stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or warrants or other rights to purchase shares of common stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, during the period beginning on November 17, 2007 through and including the date which is 6 months after the closing of the effective registration statement.

Pursuant to a Make Good Agreement signed between Mr. Liu and the investors on November 17, 2007, Mr. Liu agreed to transfer an aggregate 6,199,441 shares of the Company’s common stock into an escrow account, which he beneficially owned and is subject to the automatic release upon the attainment of certain performance-based goals. If the Company does not generate net income of $10.549 million for the fiscal year ending December 31, 2008 and $14.268 million for the fiscal year ending December 31, 2009, the shares held in escrow will be transferred to the private placement investors, on a pro rata basis in accordance with the following formula: If the 2008 net income threshold is not achieved then an amount of shares equal to (($10.549 million - 2008 adjusted net income)/$10.549 million) multiplied by 50% of the escrowed shares will be transferred to the private placement investors. If the 2009 net income threshold is not achieved then an amount of shares equal to (($14.268 million - 2009 adjusted net income)/$14.268 million) multiplied by 50% of the escrowed shares will be transferred to the private placement investors. In the event that the net income for 2008 and 2009 meet the minimum net income thresholds for those respective years, then no transfer of the escrowed shares shall be made to the private placement investors and the shares will then be returned to Mr. Liu. Management has determined that the thresholds for the year ended December 31, 2008 have been met.

(c)       Warrants granted, accounted for under the fair value method

In connection with the private placement offering, the Company granted to consultants and agents warrants to purchase an aggregate of 929,916 shares of the Company’s common stock at an exercise price of $4.1782 per share or on a cashless exercise basis. The warrants vested immediately and will expire on November 16, 2010. The market price of the stock was $4.1782 per share on the grant date. The Company valued the warrants at $2.0873 per share, or $1,941,014, in accordance with SFAS No. 123R, which was recorded as offering expense in additional paid-in capital in the accompanying consolidated financial statements for the year ended December 31, 2007.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk free interest rate	3.49%
Dividend yield	0.00%
Expected life of warrants granted (years)	0.87
Expected volatility of warrants granted	13.00%

A summary of the status of the Company’s outstanding common stock warrants as of December 31, 2008 and 2007:

	Number of warrants	Weighted average exercise price	Remaining contractual term (year)	Aggregate intrinsic value
Outstanding and exercisable as of December 31, 2007	2,169,804	$4.1782	2.87	$-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding and exercisable as of December 31, 2008	2,169,804	$4.1782	1.87	$-

(e)       Distribution of dividends

For the year ended December 31, 2007, a subsidiary, Rixiang declared an interim dividend of $4,562,044 (equivalent to RMB35,000,000) to Mr. Liu, a principal stockholder and was fully paid in 2007. The Company did not declare any dividends for the year ended December 31, 2008.

As of December 31, 2008, the number of authorized shares and outstanding shares of the Company’s common stock was 100,000,000 shares and 23,026,301 shares, respectively.

12.	NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. Pursuant to stock exchange transaction taken place on November 17, 2007, the weighted average number of common shares issued and outstanding was adjusted to account for the effects of the stock exchange transaction as a reverse acquisition.

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2008 and 2007:
	Years ended December 31,
	2008	2007
Basis and diluted net income per share calculation

Numerator:
- Net income in computing basic and diluted net income per share	$11,122,810	$8,661,355

Denominator:
- Weighted average ordinary shares outstanding	23,010,842	22,972,301
- Warrant shares outstanding	-	2,169,804
Shares used in computing basic and diluted net income per share	23,010,842	25,142,105

Basic net income per share	$0.48	$0.38
Diluted net income per share	$0.48	$0.34

For the year ended December 31, 2008, warrants exercisable to 2,169,804 shares of common stock were excluded from the diluted earnings per share calculation as the exercise price of the warrants was higher than the average market price of the stock during the period, thereby making the warrants anti-dilutive under the treasury method.

13.	INCOME TAXES

For the years ended December 31, 2008 and 2007, the local (“United States of America”) and foreign components of income (loss) before income taxes were comprised of the following:

	Years ended December 31,
	2008	2007
Tax jurisdiction from:
– Local	$(6,703)	$-
– Foreign	12,792,274	9,882,297

Income before income taxes	$12,785,571	$9,882,297

The provision for income taxes consisted of the following:
	Years ended December 31,
	2008	2007
Current:
– Local	$-	$-
– Foreign	1,662,761	1,220,942

Deferred:
– Local	-	-
– Foreign	-	-

Income tax expense	$1,662,761	$1,220,942

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company has subsidiaries that operate in various countries: Hong Kong and the PRC that are subject to tax in the jurisdictions in which they operate, as follows:

United States of America

China Marine is registered in the State of Nevada and is subjected to United States of America tax law.

As of December 31, 2008, China Marine incurred $6,703 of net operating losses carryforwards available for federal tax purposes that may be used to offset future taxable income and will begin to expire in 2028, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $2,312 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Hong Kong

The Company’s subsidiary, Nice Enterprise is subject to Hong Kong Profits Tax at the statutory rate of 16.5% and 17.5% on its assessable income for the years ended December 31, 2008 and 2007, respectively. For the year ended December 31, 2008, Nice Enterprise incurred an operating loss of $227,735 for income tax purposes.

The PRC

The Company generated all of its net income from subsidiaries operating in the PRC for the years ended December 31, 2008 and 2007. Rixiang, Jixiang and Mingxiang are subject to the Corporate Income Tax governed by the Income Tax Law of the People’s Republic of China, at a statutory rate of 33%, which is comprised of a 30% national income tax and 3% local income tax.

Rixiang, Jixiang and Mingxiang are approved as a foreign investment enterprise and entitled to, starting from the first profitable year, a two-year exemption from corporate income tax and a 50%-reduction in its preferential corporate income tax rate of 24% for the following three years ("Tax Holiday"). Such Tax Holiday of Jixiang and Mingxiang were expired in prior years and Rixiang continues to enjoy the Tax Holiday expiring through fiscal year 2009.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”). The new CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises with effect from January 1, 2008. Hence, Rixiang will continue to enjoy to the unexpired Tax Holiday of 50%-reduction on the unified income tax through 2010, subject to a transitional policy under the Corporate Income Tax Law. Jixiang and Mingxiang are subject to the unified income rate of 25% on the taxable income.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for PRC operation for the years ended December 31, 2008 and 2007 is as follows:

	Years ended December 31,
	2008	2007

Income before income taxes	$13,019,994	$9,874,823
Statutory income tax rate	25%	24%
Income taxes at statutory rate	3,254,998	2,369,958

Tax effect on net operating loss from Jixiang and Mingxiang	70,524	78,384
Effect from Tax Holiday	(1,662,761)	(1,227,400)

Income taxes at effective rate	$1,662,761	$1,220,942

As of December 31, 2008, the PRC operation incurred $1,522,793 of net operating losses carryforward available for income tax purposes that may be used to offset future taxable income and will begin to expire in 5 years from the year of incurrence, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $380,698 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the aggregate net deferred tax assets of the Company as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Deferred tax assets:
Net operating loss carryforwards from
– Local	$2,312	$-
– Hong Kong	44,221	8,377
– PRC	380,698	297,768
	427,231	306,145
Less: valuation allowance	(427,231)	(306,145)

Deferred tax assets	$-	$-

Management believes that it is more likely than not that the net deferred assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets of $427,231 and $306,145 as of December 31, 2008 and 2007, respectively. During 2008, the valuation allowance increased by $121,086, primarily relating to net operating loss carryforwards.

14.	CHINA CONTRIBUTION PLAN

Under the PRC Law, full-time employees of the Company’s subsidiaries in the PRC, Rixiang, Jixiang and Mingxiang are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions made for such employee benefits were $364,184 and $260,138 for the years ended December 31, 2008 and 2007, respectively.

15.	STATUTORY RESERVE

Under the PRC Law, the Company’s subsidiaries in the PRC, Rixiang, Jixiang and Mingxiang are required to make appropriation at the end of each fiscal year to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation.

For the years ended December 31, 2008, and 2007, Rixiang contributed $1,773,434 and $1,385,997 to statutory reserve, respectively. Both Jixiang and Mingxiang made no appropriation to the statutory reserve since they did not generate after-tax net income during these periods.

16.	SEGMENT REPORTING, GEOGRAPHICAL INFORMATION

(a)       Business information

The Company’s chief operating decision maker has been identified as chairman, Mr. Liu, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on this assessment, the Company has determined that it has two operating and reporting segments for the years ended December 31, 2008 and 2007 which are sale of processed seafood products and sale of marine catch.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company had no inter-segment sales for the years ended December 31, 2008 and 2007.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the years ended December 31, 2008 and 2007:

	Year ended December 31, 2008
	Processed seafood products	Marine catch	Total

Revenue, net	$44,370,010	$4,428,794	$48,798,804
Cost of revenue	(29,617,071)	(3,989,901)	(33,606,972)

Gross profit	$14,752,939	$438,893	$15,191,832

Expenditure for long-lived assets	$4,192,510	$-	$4,192,510

	Year ended December 31, 2007
	Processed seafood products	Marine catch	Total

Revenue, net	$27,863,397	$8,561,930	$36,425,327
Cost of revenue	(18,798,071)	(6,851,447)	(25,649,518)

Gross profit	$9,065,326	$1,710,483	$10,775,809

Expenditure for long-lived assets	$21,079	$-	$21,079

(b)       Geographic information

The Company’s operations are located in three main geographical areas. The Company’s sales by geographical market are analyzed as follows:

	Years ended December 31,
	2008	2007
Revenue, net:
The PRC	$46,401,415	$36,230,926
Asia	2,397,389	96,578
Others	-	97,823

Total revenue, net	$48,798,804	$36,425,327

All the Company’s long-lived assets are located in the PRC in both years.

17.	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)       Major customers

The following is a table summarizing the revenue from customers that individually represents greater than 10% of the total revenue for the years ended December 31, 2008 and 2007 and their outstanding balances at year-end dates.

	Year ended December 31, 2008		December 31, 2008
Customers	Revenue	Percentage of total revenue	Accounts receivable, net

Customer A	$5,088,870	10%	$469,639

		Year ended December 31, 2007		December 31, 2007
Customers		Revenue	Percentage of total revenue	Accounts receivable, net

Customer B		$3,618,819	10%	$390,146
Customer C		3,563,492	10%	395,054

	Total	$7,182,311	20%	$785,200

(b)       Major vendors

The following is a table summarizing the purchases from vendors that individually represents greater than 10% of the total purchases for the years ended December 31, 2008 and 2007 and their outstanding balances as at year-end dates.

		Year ended December 31, 2008		December 31, 2008
Vendors		Purchases	Percentage of total purchases	Accounts payable, trade

Vendor A		$7,481,338	22%	$40,069
Vendor B		6,488,740	19%	15,535
Vendor C		5,664,055	17%	-
Vendor D		5,389,778	16%	-
Vendor E		3,752,759	11%	27,398

	Total	$28,776,670	85%	$83,002

		Year ended December 31, 2007		December 31, 2007
Vendors		Purchases	Percentage of total purchases	Accounts payable, trade

Vendor F		$3,483,613	14%	$-
Vendor A		3,215,352	13%	29,978
Vendor B		2,731,895	11%	64,489
Vendor D		2,588,709	10%	25,315

	Total	$12,019,569	48%	$119,782

(c)       Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d)       Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. The Company manages interest rate risk by varying the issuance and maturity dates variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2008, all of borrowings were at variable rates. The interest rates and terms of repayment of bank borrowings are disclosed in Note 8.

(e)       Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in RMB and a significant portion of the assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If the RMB depreciates against US$, the value of the RMB revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivatives or other financial instruments that expose to substantial exchange rate risk.

(f)       Economic and political risks

Substantially all of the Company’s products are processed in the PRC. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the PRC and not typically associated with companies in North America and Western Europe. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations in the PRC.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Company leased certain office space under a non-cancellable operating lease agreement with a term of 3 years with fixed monthly rentals, expiring on February 17, 2011, and generally did not contain significant renewal options. Total rent expenses for the year ended December 31, 2008 was $76,882. Future minimum rental payments due under the non-cancelable operating lease agreement are as follows:

Years ending December 31:
2009	$77,145
2010	77,145
2011	10,332

Total	$164,622

(b)       Capital commitment

During 2008, the Company’s subsidiary, Jixiang entered into a number of agreements with an independent third party in relation to the construction of the new processing plant, inventory storage facility and staff quarter. The construction is expected to be fully completed till 2009. Total estimated construction costs are approximately $4.6 million. As of December 31, 2008, the Company incurred approximately $3.5 million and recorded either as property, plant and equipment or construction in progress. Hence the aggregate contingent payments related to the third party contractor are approximately $1.1 million as of December 31, 2008.

(c)       Guarantee

As of December 31, 2008, the Company’s subsidiary, Mingxiang is contingently liable as guarantor with respect to $729,479 (equivalent to RMB5,000,000) of indebtedness of Shishi Yu Ching, an unrelated third party. The term of the guarantee is through January 11, 2008, with a renewal provision of 2 years, to January 10, 2010. At any time through that date, should Shishi Yu Ching fail to make its due debt payment, Mingxiang will be obligated to perform under the guarantee by primarily making the required payments, including late fees and penalties. The maximum potential amount of future payments that the Mingxiang is required to make under the guarantee is $729,479 (equivalent to RMB5,000,000). This indebtedness of $729,479 was fully repaid in February 2009 and the guarantee was expired accordingly.

In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. Mingxiang did not receive any consideration for the guarantee and has determined the indemnification fair value to be insignificant. As of December 31, 2008, the Company has not recorded any liabilities for this agreement.

19.	COMPARATIVE FIGURES

Certain amounts presented in the prior period have been reclassified to conform to the current period financial statement presentation.

CHINA MARINE FOOD GROUP LIMITED

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Page

Condensed Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008	F-28

Condensed Consolidated Statements of Operations and Comprehensive Income for the Three and Nine Months ended September 30, 2009 and 2008	F-29

Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2009 and 2008	F-30

Condensed Consolidated Statement of Stockholders’ Equity for the Nine Months ended September 30, 2009	F-31

Notes to Condensed Consolidated Financial Statements	F32-F46

CHINA MARINE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$31,298,084	$31,640,307
Accounts receivable, net	7,211,701	4,819,434
Inventories	14,082,458	6,679,488
Prepaid expenses and other current assets	219,579	326,977

Total current assets	52,811,822	43,466,206

Property, plant and equipment, net	8,678,539	5,944,515
Land use rights, net	619,409	630,150
Construction in progress	-	1,604,855

TOTAL ASSETS	$62,109,770	$51,645,726

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$4,138,879	$4,289,341
Accounts payable, trade	904,874	416,463
Amount due to a stockholder	95,540	170,091
Income tax payable	446,153	362,326
Accrued liabilities and other payable	1,185,842	1,387,427

Total current liabilities	6,771,288	6,625,648

Commitments and contingencies (see Note 11)

Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; 0 share issued and outstanding as of September 30, 2009 and December 31, 2008	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized; 23,045,791 shares and 23,026,301 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	23,045	23,026
Additional paid-in capital	16,752,926	16,752,945
Statutory reserve	4,883,700	4,883,700
Accumulated other comprehensive income	3,564,866	3,448,436
Retained earnings	30,113,945	19,911,971

Total stockholders’ equity	55,338,482	45,020,078

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$62,109,770	$51,645,726

See accompanying notes to condensed consolidated financial statements.

CHINA MARINE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenue, net	$13,392,423	$11,496,462	$44,696,859	$35,346,113

Cost of revenue (inclusive of depreciation and amortization)	(9,105,924)	(7,944,212)	(31,398,803)	(23,924,208)

Gross profit	4,286,499	3,552,250	13,298,056	11,421,905

Operating expenses:
Depreciation and amortization	(20,248)	(19,218)	(59,300)	(38,984)
Sales and marketing	(147,254)	(198,051)	(404,810)	(451,330)
General and administrative	(522,630)	(507,479)	(1,504,226)	(1,302,341)

Total operating expenses	(690,132)	(724,748)	(1,968,336)	(1,792,655)

Income from operations	3,596,367	2,827,502	11,329,720	9,629,250

Other income (expenses):
Subsidy income	93,548	4,242	236,756	67,868
Rental income	20,391	18,772	61,162	55,166
Interest income	29,618	218,105	190,680	390,431
Interest expense	(56,136)	(81,871)	(174,864)	(241,475)

Income before income taxes	3,683,788	2,986,750	11,643,454	9,901,240

Income tax expense	(453,998)	(393,240)	(1,441,480)	(1,283,497)

NET INCOME	$3,229,790	$2,593,510	$10,201,974	$8,617,743

Other comprehensive income:
- Foreign currency translation gain	56,366	83,784	116,430	2,194,885

COMPREHENSIVE INCOME	$3,286,156	$2,677,294	$10,318,304	$10,812,628

Net income per share:
– Basic	$0.14	$0.11	$0.44	$0.37
– Diluted	$0.14	$0.11	$0.44	$0.37

Weighted average shares outstanding:
– Basic	23,045,791	23,026,301	23,045,791	23,026,301
– Diluted	23,045,791	23,026,301	23,045,791	23,120,014

See accompanying notes to condensed consolidated financial statements.

CHINA MARINE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

	Nine months ended September 30,
	2009	2008
Cash flows from operating activities:
Net income	$10,201,974	$8,617,743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	242,510	167,550
Loss on disposal of property, plant and equipment	-	64,462
Allowance for doubtful accounts	12,021	2,342
Changes in operating assets and liabilities:
Accounts receivable	(2,404,288)	283,097
Inventories	(7,402,970)	(7,758,595)
Prepaid expenses and other current assets	107,398	(183,953)
Accounts payable, trade	488,411	362,965
Income tax payable	83,827	66,887
Accrued liabilities and other payable	(201,585)	(189,830)

Net cash provided by operating activities	1,127,298	1,432,668

Cash flows from investing activities:
Purchase of property, plant and equipment	(347,057)	(465,054)
Addition of construction in progress	(995,235)	(2,394,953)

Net cash used in investing activities	(1,342,292)	(2,860,007)

Cash flows from financing activities:
Repayment to a stockholder	(74,551)	(217,417)
Proceeds from issuance of common stock	-	173,556
Proceeds from short-term borrowings	4,138,879	8,844,844
Payment on short-term borrowings	(4,289,341)	(5,388,690)

Net cash (used in) provided by financing activities	(225,013)	3,412,293

Effect of exchange rate changes on cash and cash equivalents	97,784	1,977,013

NET CHANGE IN CASH AND CASH EQUIVALENTS	(342,223)	3,961,967

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	31,640,307	24,476,647

CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,298,084	$28,438,614

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$1,357,653	$1,216,610
Cash paid for interest	$174,864	$241,475

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Transfer from construction in progress to property, plant and equipment	$2,600,090	$62,323

See accompanying notes to condensed consolidated financial statements.

CHINA MARINE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Common stock		Additional paid-in	Statutory	Accumulated other comprehensive	Retained	Total stockholder’s
	No. of shares	Amount	capital	reserve	income	earnings	equity

Balance as of January 1, 2009	23,026,301	$23,026	$16,752,945	$4,883,700	$3,448,436	$19,911,971	$45,020,078

Cashless exercise of warrants	19,490	19	(19)	-	-	-	-

Net income for the period	-	-	-	-	-	10,201,974	10,201,974

Foreign currency translation adjustment	-	-	-	-	116,430	-	116,430

Balance as of September 30, 2009	23,045,791	$23,045	$16,752,926	$4,883,700	$3,564,866	$30,113,945	$55,338,482

See accompanying notes to condensed consolidated financial statements.

NOTE－1	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by management in accordance with both accounting principles generally accepted in the United States of America (“GAAP”), and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and note disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, the consolidated balance sheet as of December 31, 2008 which has been derived from audited financial statements and these unaudited condensed consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented. The results for the period ended September 30, 2009 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2009 or for any future periods.

These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Management’s Discussion and the audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2008.

NOTE－2	ORGANIZATION AND BUSINESS BACKGROUND

China Marine Food Group Limited (“China Marine” or “the Company”) was incorporated in the State of Nevada on October 1, 1999 in the former name of New Paradigm Productions, Inc. On November 16, 2007, the Company changed its current name to “China Marine Food Group Limited”.

China Marine, through its subsidiaries, mainly engages in the manufacture and distribution of seafood products, including dried and frozen seafood products, and trades with customers in domestic and overseas markets, with its principal place of business in Shishi City, Fujian Province, China.

China Marine and its subsidiaries are hereinafter referred to as “the Company”.

NOTE－3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying condensed consolidated financial statements and notes.

●	Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the periods reported. Actual results may differ from these estimates.

●	Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of China Marine and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of six months or less as of the purchase date of such investments.

The Company mainly maintains cash and cash equivalent balances at a financial institution in the PRC, which are insured by the People’s Bank of China. The Company had cash concentration risk of $31,289,728 and $31,614,368 as of September 30, 2009 and December 31, 2008, respectively.

●	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

As of September 30, 2009 and December 31, 2008, the allowance for doubtful accounts was $36,239 and $24,218, respectively.

For the period ended September 30, 2009 and 2008, the Company provided the allowance for doubtful accounts of $12,021 and $2,342, respectively.

●	Inventories

Inventories consist of frozen materials from marine catch, processed seafood products and materials used in the manufacture of the Company’s products. Inventories are stated at the lower of cost or net realizable value, with cost being determined on a weighted average basis. Costs include purchased cost of raw fishes, direct labor and manufacturing overhead costs. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand.

●	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Buildings	30-50 years	10%
Plant and machinery	10-30 years	10%
Office equipments	8-10 years	10%
Motor vehicles	5 years	10%

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

As of September 30, 2009, certain property, plant and equipment were pledged as securities in connection with the outstanding short-term borrowings.

Depreciation expense for the three months ended September 30, 2009 and 2008 were $82,206 and $58,956, respectively.

Depreciation expense for the nine months ended September 30, 2009 and 2008 were $230,248 and $155,558, respectively.

Certain property, plant and equipment with original costs of $964,212 have become fully depreciated as of September 30, 2009.

●	Land use rights

All lands in the PRC are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 50 years and they will expire in 2052.

As of September 30, 2009, certain land use rights were pledged as securities in connection with the outstanding short-term borrowings.

Amortization expense for the three months ended September 30, 2009 and 2008 were $4,088 and $4,081, respectively.

Amortization expense for the nine months ended September 30, 2009 and 2008 were $12,262 and $11,992, respectively.

●	Impairment of long-lived assets

In accordance with the provisions of Accounting Standards Codification ("ASC") Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”,, all long-lived assets such as property, plant and equipment, land use rights and construction in progress held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated discounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment as of September 30, 2009.

●	Revenue recognition

In accordance with the ASC Topic 605, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company derives revenues from the processing, distribution and sale of processed seafood products and sale of marine catch. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the products at the rate ranging from 13% to 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company recognizes revenue from the sale of products upon delivery to the customers and the transfer of title and risk of loss. The Company experienced no product returns and has recorded no reserve for sales returns for the period ended September 30, 2009 and 2008.

The Company has distributor arrangements with certain parties for sale of its processed seafood products. The distributor agreements do not provide chargeback, price protection, or stock rotation rights. Accordingly, the Company records the revenue, net of VAT incurred when products are delivered to and received by the distributors.

Rental income from operating leases on real estate properties is recognized on a straight-line basis over the lease period.

●	Comprehensive income

ASC Topic 220, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income taxes

The Company adopts ASC Topic 740, “Income Taxes”, regarding accounting for uncertainty in income taxes prescribes the recognition threshold and measurement attributes for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. In addition, the guidance requires the determination of whether the benefits of tax positions will be more likely than not sustained upon audit based upon the technical merits of the tax position. For tax positions that are determined to be more likely than not sustained upon audit, a company recognizes the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not determined to be more likely than not sustained upon audit, a company does not recognize any portion of the benefit in the financial statements. The guidance provides for de-recognition, classification, penalties and interest, accounting in interim periods and disclosure.

For the period ended September 30, 2009, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2009, the Company did not have any significant unrecognized uncertain tax positions.

The Company conducts major businesses in the PRC and is subject to tax in this jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the foreign tax authority.

●	Net income per share

The Company calculates net income per share in accordance with ASC Topic 260, “Earnings per Share.” Basic income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

●	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operation and comprehensive income.

The reporting currency of the Company is the United States dollars ("US$"). The Company's subsidiaries in the PRC maintain their books and records in its local currency, the Renminbi Yuan ("RMB"), which is functional currency as being the primary currency of the economic environment in which these entities operate.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not the US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of changes in stockholders’ equity.

Translation of amounts from RMB into US$1 has been made at the following exchange rates for the respective period:

	September 30,
	2009	2008
Period-end rates RMB:US$1 exchange rate	6.8376	6.8551
Average rates RMB:US$1 exchange rate	6.8425	6.9989

●	Stock-based compensation

The Company adopts ASC Topic 718-20, "Compensation - Stock Compensation" ("ASC 718-20"), using the fair value method. Under ASC 718-20, stock-based compensation cost is measured at the grant date based on the fair value of the award or using the Black-Scholes pricing model and is recognized as expense over the appropriate service period.

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Segment reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. For the period ended September 30, 2009, the Company operates in two principal reportable segments: sale of processed seafood products and trading of marine catch.

●	Fair value measurement

ASC Topic 820-10, “Fair Value Measurements and Disclosures” ("ASC 820-10") establishes a new framework for measuring fair value and expands related disclosures. Broadly, ASC 820-10 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820-10 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

For financial assets and liabilities, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

●	Financial instruments

Cash and cash equivalents, accounts receivable and accounts payable are carried at cost which approximates fair value. The estimated fair value of short-term borrowing was $4.1 million and $4.3 million as of September 30, 2009 and December 31, 2008, respectively, based on current market prices or interest rates. Any changes in fair value of assets or liabilities carried at fair value are recognized in other comprehensive income for each period.

●	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In September 2009, Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The discussion below includes the applicable ASC reference.

The Company adopted ASC Topic 810-10, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) effective January 2, 2009. Topic 810-10 changes the manner of presentation and related disclosures for the noncontrolling interest in a subsidiary (formerly referred to as a minority interest) and for the deconsolidation of a subsidiary. The adoption of these sections did not have a material impact on the Company’s condensed consolidated financial statements.

ASC Topic 815-10, “Derivatives and Hedging” (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”) was adopted by the Company effective January 2, 2009. The guidance under ASC Topic 815-10 changes the manner of presentation and related disclosures of the fair values of derivative instruments and their gains and losses.

In April 2009, the FASB issued an update to ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10) (formerly FASB Staff Position No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). The standard provides additional guidance on estimating fair value in accordance with ASC 820-10 when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate if a transaction is not orderly. The Company adopted this pronouncement effective April 1, 2009 with no impact on its condensed consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 107-1, “Disclosures about Fair Value of Financial Instruments” (“ASC 825-10”). ASC 825-10 requires fair value of financial instruments disclosure for interim reporting periods of publicly traded companies as well as in annual financial statements. ASC 825-10 is effective for interim periods ending after June 15, 2009 and was adopted by the Company in the second quarter of 2009. There was no material impact to the Company’s condensed consolidated financial statements as a result of the adoption of ASC 825-10.

In April 2009, the FASB issued FSP APB No. 28-1, “Interim Financial Reporting” (“ASC 825-10”). ASC 825-10 requires the fair value of financial instruments disclosure in summarized financial information at interim reporting periods. ASC 825-10 is effective for interim periods ending after June 15, 2009 and was adopted by the Company in the second quarter of 2009. There was no material impact to the Company’s condensed consolidated financial statements as a result of the adoption of ASC 825-10.

The Company adopted, ASC Topic 855-10, “Subsequent Events” (formerly SFAS 165, “Subsequent Events”) effective April 1, 2009. This pronouncement changes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

In June 2009, the FASB finalized SFAS No. 167, “Amending FASB interpretation No. 46(R)”, which was included in ASC Topic 810-10-05 “Variable Interest Entities”. The provisions of ASC Topic 810-10-05 amend the definition of the primary beneficiary of a variable interest entity and will require the Company to make an assessment each reporting period of its variable interests. The provisions of this pronouncement are effective January 1, 2010. The Company is evaluating the impact of the statement on its consolidated financial statements.

In July 2009, the FASB issued SFAS No. 168, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 168 codified all previously issued accounting pronouncements, eliminating the prior hierarchy of accounting literature, in a single source for authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168, now ASC Topic 105-10 “Generally Accepted Accounting Principles”, is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this pronouncement did not have an effect on the Company’s condensed consolidated financial statements.

In August 2009, the FASB issued an update of ASC Topic 820, “Measuring Liabilities at Fair Value ”. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using prescribed techniques. The Company adopted the new guidance in the third quarter of 2009 and it did not materially affect the Company’s financial position and results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)” which amends ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements.” ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. This ASU will become effective for us for revenue arrangements entered into or materially modified on or after April 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the application date and the impact of this standard on its condensed consolidated financial statements.

NOTE－4	INVENTORIES

Inventories consisted of the following:

	September 30, 2009	December 31, 2008

Raw materials	$10,188,036	$5,076,881
Work-in-process	3,723,250	1,262,854
Finished goods	17,413	126,300
Packaging materials	153,759	213,453

Total	$14,082,458	$6,679,488

For the period ended September 30, 2009 and 2008, the Company recorded no allowance for slow-moving and obsolete inventories.

NOTE－5	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	September 30, 2009	December 31, 2008
Bank loans, payable to a financial institution in the PRC:

Equivalent to RMB5,400,000, due on February 2, 2009	$-	$787,839

Equivalent to RMB3,000,000, due on February 17, 2009	-	437,688

Equivalent to RMB5,000,000, due on February 19, 2009	-	729,479

Equivalent to RMB4,000,000, due on February 25, 2009	-	583,584

Equivalent to RMB5,000,000, due on February 21, 2009	-	729,479

Equivalent to RMB3,000,000, due on April 7, 2009	-	437,688

Equivalent to RMB4,000,000, due on May 18, 2009	-	583,584

Equivalent to RMB5,400,000, due on February 12, 2010	789,751	-

Equivalent to RMB3,000,000, due on February 16, 2010	438,750	-

Equivalent to RMB3,900,000, due on February 18, 2010	570,375	-

Equivalent to RMB5,000,000, due on February 24, 2010	731,251	-

Equivalent to RMB4,000,000, due on February 26, 2010	585,001	-

Equivalent to RMB4,000,000, due on March 17, 2010	585,001	-

Equivalent to RMB3,000,000, due on March 26, 2010	438,750	-

Total borrowings	$4,138,879	$4,289,341

The Company’s wholly-owned subsidiary, Mingxiang obtained short-term bank loans in the aggregate amount of $4,138,879 and $4,289,341 as of September 30, 2009 and December 31, 2008, respectively with Agricultural Bank of China, a registered financial institution in the PRC. The weighted average effective interest rate per annum was 5.43% and 7.65% for the three months ended September 30, 2009 and 2008 respectively, payable quarterly.

All bank borrowings were secured by certain land use rights, property, plant and equipment and guaranteed by the Company’s subsidiaries, Rixiang and Jixiang, also the major stockholder, Mr. Pengfei Liu (“Mr. Liu”) and Ms. Yazuo Qiu.

NOTE－6	AMOUNT DUE TO A STOCKHOLDER

As of September 30, 2009 and December 31, 2008, the amounts of $95,540 and $170,091 represented temporary advances for working capital purposes from a major stockholder, Mr. Liu, which was unsecured, interest free and repayable on demand.

NOTE－7	WARRANTS

In connection with the private placement offering, on November 17, 2007, the Company granted to consultants and agents warrants to purchase an aggregate of 929,916 shares of the Company’s common stock at an exercise price of $4.1782 per share or on a cashless exercise basis. The warrants vested immediately and will expire on November 16, 2010. The market price of the stock was $4.1782 per share on the grant date. The Company valued the warrants at $2.0873 per share, or $1,941,014, using the Black-Scholes option-pricing model under ASC 718-20 and was recorded as offering expense in additional paid-in capital in the accompanying consolidated financial statements for the year ended December 31, 2007.

During the period ended September 30, 2009, certain warrant holder exercised warrants on a cashless exercise basis to purchase 19,490 shares of the Company’s common stock.

A summary of warrant activity for the period ended September 30, 2009 is as follows:

	Number of warrants	Weighted- average exercise price	Remaining contractual term (year)	Aggregate intrinsic value

Outstanding and exercisable as of January 1, 2009	2,169,804	$4.1782	2.87	-
Granted	-	-	-	-
Exercised	(118,233)	4.1782	-	-
Outstanding and exercisable as of September 30, 2009	2,051,571	$4.1782	1.13	-

NOTE－8	INCOME TAXES

For the period ended September 30, 2009 and 2008, the local (“United States of America”) and foreign components of income before income taxes were comprised of the following:
	Nine months ended September 30,
	2009	2008
Tax jurisdiction from:
– Local	$(4,591)	$(1,811)
– Foreign	11,648,044	9,903,051

Income before income taxes	$11,643,453	$9,901,240

The provision for income taxes consisted of the following:

	Nine months ended September 30,
	2009	2008
Current:
– Local	$-	$-
– Foreign	1,441,480	1,283,497

Deferred:
– Local	-	-
– Foreign	-	-

Income tax expense	$1,441,480	$1,283,497

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company has subsidiaries that operate in various countries: Hong Kong and the PRC that are subject to tax in the jurisdictions in which they operate, as follows:

United States of America

China Marine is registered in the State of Nevada and is subjected to United States of America tax law.

As of September 30, 2009, China Marine incurred $11,294 of net operating losses carryforwards available for federal tax purposes that may be used to offset future taxable income and will begin to expire in 2028, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $3,896 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Hong Kong

The Company’s subsidiary, Ocean Technology (China) Company Limited (formerly Nice Enterprise Trading H.K. Co., Limited) (“Ocean Technology”) is subject to Hong Kong Profits Tax at the statutory rate of 16.5% on its assessable income for the period ended September 30, 2009 and December 31, 2008, respectively. For the period ended September 30, 2009, Ocean Technology incurred an operating loss of $103,162 for income tax purposes. The Company has provided for a full valuation allowance against the deferred tax assets of $61,243 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The PRC

The Company generated all of its net income from subsidiaries operating in the PRC for the period ended September 30, 2009 and 2008. Rixiang, Jixiang and Mingxiang are subject to the Corporate Income Tax governed by the Income Tax Law of the People’s Republic of China, at a statutory rate of 25%.

Rixiang, Jixiang and Mingxiang are approved as a foreign investment enterprise and entitled to, starting from the first profitable year, a two-year exemption from corporate income tax and a 50%-reduction in its preferential corporate income tax rate of 24% for the following three years ("Tax Holiday"). Such Tax Holiday of Jixiang and Mingxiang were expired in prior years and Rixiang continues to enjoy the Tax Holiday expiring through fiscal year 2009.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”). The new CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises with effect from January 1, 2008. Hence, Rixiang will continue to enjoy to the unexpired Tax Holiday of 50%-reduction on the unified income tax through 2009, subject to a transitional policy under the Corporate Income Tax Law. Jixiang and Mingxiang are subject to the unified income rate of 25% on the taxable income.

On October 15, 2009, the Company has received a notice of recognition as an enterprise of new and high technology, which was jointly issued by The Science and Technology Department of Fujian, The Finance Department of Fujian, The State Tax Bureau of Fujian and The Local Taxation Bureau of Fujian for a company engaged in advanced food processing technologies for the Fujian Province. As a new and high technology company, China Marine qualifies for a reduced tax rate of 15% on the Company's income through 2012.

As of September 30, 2009, the PRC operation incurred $1,309,981 of net operating losses carryforward available for income tax purposes that may be used to offset future taxable income and will begin to expire in 5 years from the year of incurrence, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $327,495 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

NOTE - 9	SEGMENT REPORTING, GEOGRAPHICAL INFORMATION

(c)	Business information

The Company’s chief operating decision maker has been identified as chairman, Mr. Liu, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on this assessment, the Company has determined that it has two operating and reporting segments for the period ended September 30, 2009 and 2008 which are sale of processed seafood products and trading of marine catch.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 3). The Company had no inter-segment sales for the period ended September 30, 2009 and 2008.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the three and nine months ended September 30, 2009 and 2008:

	Three months ended September 30, 2009
	Processed seafood products	Marine catch	Total

Revenue, net	$12,098,625	$1,293,798	$13,392,423
Cost of revenue	(8,047,601)	(1,058,323)	(9,105,924)

Gross profit	$4,051,024	$235,475	$4,286,499

Expenditure for long-lived assets	$129,586	$-	$129,586

	Three months ended September 30, 2008
	Processed seafood products	Marine catch	Total

Revenue, net	$10,896,094	$600,368	$11,496,462
Cost of revenue	(7,402,342)	(541,870)	(7,944,212)

Gross profit	$3,493,752	$58,498	$3,552,250

Expenditure for long-lived assets	$1,136,314	$-	$1,136,314

	Nine months ended September 30, 2009
	Processed seafood products	Marine catch	Total

Revenue, net	$37,552,949	$7,143,910	$44,696,859
Cost of revenue	(25,021,550)	(6,377,253)	(31,398,803)

Gross profit	$12,531,399	$766,657	$13,298,056

Expenditure for long-lived assets	$1,342,292	$-	$1,342,292

	Nine months ended September 30, 2008
	Processed seafood products	Marine catch	Total

Revenue, net	$33,192,364	$2,153,749	$35,346,113
Cost of revenue	(22,021,651)	(1,902,557)	(23,924,208)

Gross profit	$11,170,713	$251,192	$11,421,905

Expenditure for long-lived assets	$2,860,007	$-	$2,860,007

(b)	Geographic information

The Company’s operations are located in two main geographical areas. The Company’s sales by geographical market are analyzed as follows:

	Three months ended September 30,
	2009	2008

Revenue, net
The PRC	$12,879,689	$10,502,092
Asia	512,734	994,370

Total revenue, net	$13,392,423	$11,496,462

	Nine months ended September 30,
	2009	2008

Revenue, net
The PRC	$43,591,289	$33,396,484
Asia	1,105,570	1,949,629

Total revenue, net	$44,696,859	$35,346,113

All the Company’s long-lived assets are located in the PRC in both periods.

NOTE - 10	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the three months ended September 30, 2009, no customer represented more than 10% of the Company’s revenue and accounts receivable, respectively.

For the nine months ended September 30, 2009, one customer represented more than 10% of the Company’s revenue. This customer accounts for 12.3% of revenue amounting to $5,502,994, with $582,767 of accounts receivable.

For the three and nine months ended September 30, 2008, no customer represented more than 10% of the Company’s revenue and accounts receivable, respectively.

(b)	Major vendors

The following is a table summarizing the purchases from vendor that individually represents greater than 10% of the total purchases for the nine months ended September 30, 2009 and 2008 and their outstanding balances as at period-end dates.

	Nine months ended September 30, 2009
Vendors	Purchases	Percentage of total purchases	Accounts payable, trade

Vendor A	$9,849,224	25%	$40,179
Vendor B	7,570,538	20%	80,915
Vendor C	6,388,582	17%	86,889
Vendor D	6,265,506	16%	-

Total:	$30,073,850	78%	$207,983

	Nine months ended September 30, 2008
Vendors	Purchases	Percentage of total purchases	Accounts payable, trade

Vendor A	$5,881,770	19%	$132,201
Vendor D	5,634,436	18%	-
Vendor B	4,941,486	16%	221,492
Vendor C	4,114,713	13%	31,321
Vendor E	3,023,080	10%	61,938

Total:	$23,595,485	76%	$446,952

(c)	Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.
(d)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. The Company manages interest rate risk by varying the issuance and maturity dates variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of September 30, 2009, all of borrowings were at variable rates. The interest rates and terms of repayment of bank borrowings are disclosed in Note 5.

(e)	Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in RMB and a significant portion of the assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If the RMB depreciates against US$, the value of the RMB revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivatives or other financial instruments that expose to substantial exchange rate risk.

(f)	Economic and political risks

Substantially all of the Company’s products are processed in the PRC. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the PRC and not typically associated with companies in North America and Western Europe. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations in the PRC.

NOTE - 11	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leased certain office space under a non-cancelable operating lease agreement with a term of 3 years with fixed monthly rentals, expiring on February 17, 2011, and generally did not contain significant renewal options. Total rent expenses for the period ended September 30, 2009 and 2008 was $57,858 and $44,586, respectively.

As of September 30, 2009, future minimum rental payments due under the non-cancelable operating lease agreement are as follows:

Years ending September 30,
2010	$77,145
2011	29,618

Total:	$106,763

NOTE - 12	SUBSEQUENT EVENTS

On November 6, 2009, the Company’s subsidiary, Shishi Huabao Mingxiang Foods Co., Ltd acquired a piece of land with an aggregate area of 8,691 square meters for the development of cold storage facilities. The purchase price is approximately $2.28 million (equivalent to RMB15.5 million). Total estimated land use right and construction costs of such facility are approximately $20 million and it is expected to be completed in late 2010.

The Company has evaluated subsequent events through November 11, 2009, the date the financial statements were issued, to ensure that this Form 10-Q includes appropriate disclosure of events recognized in the financial statements as of September 30, 2009, and events that occurred subsequent to September 30, 2009 but were not recognized in the financial statements.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Expense	Amount to be Paid
SEC Registration Fee	$1,375.74
Printing Fees/Expenses	$18,000
Legal Fees and Expenses	$350,000
Accounting Fees and Expenses	$210,000
Blue Sky Fees & Expenses	$5,000
Transfer Agent and Registrar Fees	$5,000
Miscellaneous [1]	$650,000
TOTAL	$1,239,375.74

1 Miscellaneous expenses included consulting, valuation and road show expenses.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be permitted to our directors, officers and controlling persons pursuant to provisions of the Amended Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us is in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

We entered into a Stock Purchase Agreement (“SPA”) with Halter Financial Investments, L.P., a Texas limited partnership (“HFI”) on September 13, 2007. Pursuant to this SPA, the Company agreed to sell to HFI 1,005,200 unregistered shares of post-reverse shares of the Company’s common stock in exchange for $400,000. Moreover, the Company agreed to a 7.5 to 1 reverse stock split and to increase its authorized shares of common stock to 100,000,000. A special cash dividend of $0.364 per-split share was paid to the then-current shareholders of the company. HFI did not participate in such dividend. As a result of the transaction, HFI became the holder of 1,005,200 shares of common stock, or 87.5% of the 1,148,826 shares of the Company’s outstanding common stock.

The subject shares were sold to HFI without registration under the Securities Act, as amended, in reliance on the exemption from such registration requirements provided by Section 4(2) of the Securities Act for transactions not involving any public offering. The shares were sold without general advertising or solicitation, the Purchaser acknowledged that it was purchasing “restricted securities” which had not been registered with the Securities Act and which were subject to certain restrictions on resale, and the certificate representing the shares was imprinted with a restricted stock legend indicating that the shares had not been registered and could not be resold without registration under the Securities Act or the availability of an exemption from the registration requirements thereof.

On November 17, 2007, we entered into a Share Exchange Agreement with Nice Enterprise and its original stockholders pursuant to which we acquired all of the issued and outstanding shares of Nice Enterprise from said stockholders in exchange for 15,624,034 shares of our common stock. This issuance was made in reliance on Section 4(2) of the Act for the offer and sale of securities not involving a public offering and regulation D promulgated thereunder.

Concurrently with the closing of the reverse acquisition on November 17, 2007, we completed a private placement of our securities to certain accredited investors who subscribed for units consisting one share of common stock and a warrant to purchase one-fifth of one share of our common stock. The investors subscribed for aggregate of 6,199,441 shares of our common stock and warrants to purchase an aggregate of 1,239,888 shares of our common stock at $3.214 per unit. The units were offered and sold pursuant to exemptions from registration under the Securities Act, including without limitation, Regulation D and Regulation S promulgated under the Securities Act. More information regarding this transaction can be found starting on page 6 of this Prospectus.

From September 2009 through January 2010, we issued 509,282 shares of common stock to fourteen  stockholders upon the conversion of an aggregate of 1,081 and 67,113 common stock purchase warrants pursuant to the cashless and cash exercise provisions of such warrants, respectively.  The warrants had been issued in November 2007. These issuances were made in reliance on Section 4(2) of the Act for the offer and sale of securities not involving a public offering and regulation D promulgated thereunder.

In the instance described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she, or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder has access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are Accredited Investors (such as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

ITEM 16. EXHIBITS & FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Exhibit Description

2.1	Share Exchange Agreement, dated November 17, 2007 by and among the Registrant, Nice Enterprise and its stockholders. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 2.1)

3.1	Amended Articles of Incorporation of the Registrant as filed with the Secretary of State of Nevada, as amended to date. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 3.1)

3.2	Amended and Restated Bylaws of the Registrant. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 3.2)

4.1	Form of Registration Rights Agreement dated November 17, 2007. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 4.1)

4.2	Form of Common Stock Purchase Warrant issued to Investors dated November 17, 2007. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 4.2)

4.3	Form of Common Stock Purchase Warrant issued to Sterne Agee & Leach, Inc. and its designee. (Filed with the Commission on Form 8-K/A dated November 30, 2007 as Exhibit 4.3)

4.4	Form of Common Stock Purchase Warrant issued to Yorkshire Capital Limited and its designee. (Filed with the Commission on Form 8-K/Adated November 30, 2007 as Exhibit 4.4)

10.1	Form of Securities Purchase Agreement dated November 17, 2007. (Filed with the Commission on Form 8-K/A on November 30, 2007 as Exhibit 10.1)

10.2
Closing Escrow Agreement dated November 17, 2007, by and among the Registrant, Sterne Agee & Leach, Inc. and Thelen Reid Brown Raysman & Steiner, LLP. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.3)

10.3	Employment Contract dated November 17, 2007, between the Registrant and Pengfei Liu. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.5)

10.4	Employment Contract dated November 17, 2007, between the Registrant and Shaobin Yang. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.7)

10.5	Employment Contract dated November 17, 2007, between the Registrant and Weipeng Liu. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.6)

10.6	Employment Contract dated July 26, 2007, between Nice Enterprise and Marco Hon Wai Ku. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.8)

10.7	Consulting Agreement dated January 1, 2007 between Yorkshire Capital Ltd. and Nice Enterprise Trading H.K. Co., Ltd. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.9)

10.8
Common Stock Purchase Agreement dated September 13, 2007, by and between New Paradigm Productions, Inc. and Halter Financial Investments, L.P. (Filed with the Commission on Form 8-K dated September 14, 2007 as Exhibit 10.1)

10.9
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated October 26, 2006. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.10
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated April 18, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.11
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated April 29, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.12
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated June 3, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.13
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated June 13, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.14
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated July 2, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.15
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated August 21, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.16
Make Good Escrow Agreement dated November 17, 2007, by and among the Registrant, Sterne Agee & Leach, Inc., Mr. Pengfei Liu, and Interwest Transfer Company, Inc. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.2)

10.17	Lock-up Agreement dated November 17, 2007, by and among the Registrant and Mr. Pengfei Liu. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.4)

10.18
Investor Relations Consulting Agreement, by and between the Registrant and Hayden Communications International, Inc. dated February 20, 2008. (Filed with the Commission on Form 8-K dated March 21, 2008 as Exhibit 10.1)

10.19	Employment Supplementary Agreement between Nice Enterprise Trading H.K. Co., Limited and Marco Hon Wai Ku dated July 26, 2009

10.20
Executed Auction Confirmation Letter dated November 6, 2009 by Shishi Huabao Mingxiang Foods Co., Ltd and Fujian Jiafu Auction Firm Limited Liability Company. (Filed with the commission on Form 8-K dated November 12, 2009)

10.21
Credit or Share Purchase Option Agreement amongst Shishi Huabao Mingxiang Food Co., Ltd., Qiu Shang Jing and Shishi Xianghe Food Science and Technology Co., Ltd. November 27, 2009. (Filed with the commission on Form 8-K dated December 2, 2009)

10.22	Share Purchase Agreement dated January 1, 2010 amongst Shishi Huabao Mingxiang Foods Co. Ltd. and Qiu Shang Jing and Ltd. (Filed with the Commission on Form 8-K dated January 5, 2010).

10.23	Form of Securities Purchase Agreement between the Company and each Purchaser dated as of January 20, 2010 (Filed with the Commission on Form 8-K dated January 20, 2010).

10.24
Form of Escrow Agreement between the Company, Global Hunter Securities, Brean Murray, Carret & Co. LLC, Sichenzia Ross Friedman Ference LLP and certain purchasers dated as of January 20, 2010. (Filed with the Commission on Form 8-K dated January 20, 2010).

10.25
Placement Agent Agreement between the Company, Global Hunter Securities and Brean Murray, Carret & Co., LLC dated as of January 15, 2010.  (Filed with the Commission on Form 8-K dated January 20, 2010).

10.26	Financing Consultancy Engagement Letter between the Company and World Global Investments Hong Kong Limited dated October 18, 2009. (Filed with the Commission on Form 8-K dated January 20, 2010).

14.1	Business Code of Conduct (Filed with the Commission on Form 8-K dated January 24, 2008 as Exhibit 14.1 and Form 8-K dated August 17, 2009 as Exhibit 5.05.1)

14.2	Financial Code of Conduct (Filed with the Commission on Form 8-K dated January 24, 2008 as Exhibit 14.2 and Form 8-K dated August 17, 2009 as Exhibit 5.05.2)

14.3	Amendments to the By-Laws (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.03)

14.4	Charter for the Audit Committee (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.05.1)

14.5	Charter for the Corporate Governance and Nominating Committee (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.05.2)

14.6	Charter for the Compensation Committee (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.05.3)

21	Subsidiaries List (Filed with the Commission on Form 10-K dated March 23, 2009 as Exhibit 21)

24	Power of Attorney (Filed with the Commission on Form 10-K dated March 23, 2009 as Exhibit 24))

99.1	Press release dated January 20, 2010 by the Company (Filed with the Commission on Form 8-K dated January 20, 2010).

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(1)	File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a)	Include any Prospectus required by Section 10(a) (3) of the Securities Act, and

(b)
Reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(c)	Include any additional or changed material information on the plan of distribution.

(2)
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)
For determining any liability under the Securities Act, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective. Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(6)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shishi on the 3rd _ day of  February 2010.

CHINA MARINE FOOD GROUP LIMITED

By:	/s/ Pengfei Liu
Pengfei Liu
Chief Executive Officer and Secretary

By:	/s/ Marco Hon Wai Ku
Marco Hon Wai Ku
Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Pengfei Liu and Marco Hon Wai Ku, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE	DATE

/s/ Pengfei Liu	Chief Executive Officer, Secretary & Director	2/32010
Pengfei Liu

/s/ Marco Hon Wai Ku	Chief Financial Officer	2/ 3/2010
Marco Hon Wai Ku

/s/ Weipeng Liu	Director	2/ 3/2010
Weipeng Liu

/s/ Xiaochuan Li	Director	2/ 3/2010
Xiaochuan Li

/s/ Changhu Xue	Director	2/ 3/2010
Changhu Xue

/s/ Honkau Wan	Director	2/ 3/2010
Honkau Wan

ITEM 16. EXHIBITS & FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Exhibit Description

2.1	Share Exchange Agreement, dated November 17, 2007 by and among the Registrant, Ocean Technology and its stockholders. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 2.1)

3.1	Amended Articles of Incorporation of the Registrant as filed with the Secretary of State of Nevada, as amended to date. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 3.1)

3.2	Amended and Restated Bylaws of the Registrant. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 3.2)

4.1	Form of Registration Rights Agreement dated November 17, 2007. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 4.1)

4.2	Form of Common Stock Purchase Warrant issued to Investors dated November 17, 2007. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 4.2)

4.3	Form of Common Stock Purchase Warrant issued to Sterne Agee & Leach, Inc. and its designee. (Filed with the Commission on Form 8-K/A dated November 30, 2007 as Exhibit 4.3)

4.4	Form of Common Stock Purchase Warrant issued to Yorkshire Capital Limited and its designee. (Filed with the Commission on Form 8-K/Adated November 30, 2007 as Exhibit 4.4)

10.1	Form of Securities Purchase Agreement dated November 17, 2007. (Filed with the Commission on Form 8-K/A on November 30, 2007 as Exhibit 10.1)

10.2
Closing Escrow Agreement dated November 17, 2007, by and among the Registrant, Sterne Agee & Leach, Inc. and Thelen Reid Brown Raysman & Steiner, LLP. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.3)

10.3	Employment Contract dated November 17, 2007, between the Registrant and Pengfei Liu. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.5)

10.4	Employment Contract dated November 17, 2007, between the Registrant and Shaobin Yang. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.7)

10.5	Employment Contract dated November 17, 2007, between the Registrant and Weipeng Liu. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.6)

10.6	Employment Contract dated July 26, 2007, between Ocean Technology and Marco Hon Wai Ku. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.8)

10.7
Consulting Agreement dated January 1, 2007 between Yorkshire Capital Ltd. and Ocean Technology (China) Company Limited (formerly Nice Enterprise Trading H.K. Co., Limited) (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.9)

10.8
Common Stock Purchase Agreement dated September 13, 2007, by and between New Paradigm Productions, Inc. and Halter Financial Investments, L.P. (Filed with the Commission on Form 8-K dated September 14, 2007 as Exhibit 10.1)

10.9
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated October 26, 2006. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.10
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated April 18, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.11
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated April 29, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.12
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated June 3, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.13
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated June 13, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.14
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated July 2, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.15
Loan Contract by and between Huabao Mingxiang Foods Co., Ltd. And Shishi Subranch Agricultural Bank of China dated August 21, 2007. (Filed with the Commission on Form S-1 (Amendment No. 2) dated March 13, 2008 as Exhibit 10.9)

10.16
Make Good Escrow Agreement dated November 17, 2007, by and among the Registrant, Sterne Agee & Leach, Inc., Mr. Pengfei Liu, and Interwest Transfer Company, Inc. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.2)

10.17	Lock-up Agreement dated November 17, 2007, by and among the Registrant and Mr. Pengfei Liu. (Filed with the Commission on Form 8-K dated November 23, 2007 as Exhibit 10.4)

10.18
Investor Relations Consulting Agreement, by and between the Registrant and Hayden Communications International, Inc. dated February 20, 2008. (Filed with the Commission on Form 8-K dated March 21, 2008 as Exhibit 10.1)

10.19	Employment Supplementary Agreement between Ocean Technology (China) Company Limited (formerly Nice Enterprise Trading H.K. Co., Limited), and Marco Hon Wai Ku dated July 26, 2009

10.20
Executed Auction Confirmation Letter dated November 6, 2009 by Shishi Huabao Mingxiang Foods Co., Ltd and Fujian Jiafu Auction Firm Limited Liability Company. (Filed with the commission on Form 8-K dated November 12, 2009)

10.21
Credit or Share Purchase Option Agreement amongst Shishi Huabao Mingxiang Food Co., Ltd., Qiu Shang Jing and Shishi Xianghe Food Science and Technology Co., Ltd. November 27, 2009. (Filed with the commission on Form 8-K dated December 2, 2009)

10.22	Share Purchase Agreement dated January 1, 2010 amongst Shishi Huabao Mingxiang Foods Co. Ltd. and Qiu Shang Jing and Ltd. (Filed with the Commission on Form 8-K dated January 5, 2010

10.23	Form of Securities Purchase Agreement between the Company and each Purchaser dated as of January 20, 2010 (Filed with the Commission on Form 8-K dated January 20, 2010).

10.24
Form of Escrow Agreement between the Company, Global Hunter Securities, Brean Murray, Carret & Co. LLC, Sichenzia Ross Friedman Ference LLP and certain purchasers dated as of January 20, 2010. (Filed with the Commission on Form 8-K dated January 20, 2010).

10.25
Placement Agent Agreement between the Company, Global Hunter Securities and Brean Murray, Carret & Co., LLC dated as of January 15, 2010.  (Filed with the Commission on Form 8-K dated January 20, 2010).

10.26	Financing Consultancy Engagement Letter between the Company and World Global Investments Hong Kong Limited dated October 18, 2009. (Filed with the Commission on Form 8-K dated January 20, 2010).

14.1	Business Code of Conduct (Filed with the Commission on Form 8-K dated January 24, 2008 as Exhibit 14.1 and Form 8-K dated August 17, 2009 as Exhibit 5.05.1)

14.2	Financial Code of Conduct (Filed with the Commission on Form 8-K dated January 24, 2008 as Exhibit 14.2 and Form 8-K dated August 17, 2009 as Exhibit 5.05.2)

14.3	Amendments to the By-Laws (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.03)

14.4	Charter for the Audit Committee (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.05.1)

14.5	Charter for the Corporate Governance and Nominating Committee (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.05.2)

14.6	Charter for the Compensation Committee (Filed with the Commission on Form 8-K dated August 17, 2009 as Exhibit 5.05.3)

21	Subsidiaries List (Filed with the Commission on Form 10-K dated March 23, 2009 as Exhibit 21)

24	Power of Attorney (Filed with the Commission on Form 10-K dated March 23, 2009 as Exhibit 24))

99.1	Press release dated January 20, 2010 by the Company (Filed with the Commission on Form 8-K dated January 20, 2010).